Snyder's-Lance

INCORPORATED

2011

ANNUAL REPORT


America's Pretzel Bakery Since 1909
SNYDER'S
OF HANOVER
BURSTING WITH FLAVOR!
Honey Mustard & Onion
CAPE COD
Kettle Cooked
POTATO CHIPS
All Natural
Original
LANCE
fresh
Toast Chee
Crackers
real
Peanut Butter
NO PRESERVATIVES
0g TRANS FAT
Whole Grain
Crackers

FINANCIAL HIGHLIGHTS

Financial data except per share amounts and percentages in thousands	2011	2010	2009
OPERATIONS FOR THE YEAR:			
Net revenue	$ 1,635,036	$ 979,835	$ 918,163
Income before interest and income taxes	70,405	12,083	56,682
Net income attributable to Snyder's-Lance, Inc.	38,258	2,512	35,028
Net cash provided by operating activities	111,528	44,444	69,277
Depreciation and amortization	55,337	40,100	35,211
Capital expenditures	57,726	33,347	40,737
Return on equity	4.6%	0.3%	12.6%
Debt to equity	30.8%	34.1%	40.6%
PER SHARE OF COMMON STOCK:			
Net income (diluted)	$ 0.56	$ 0.07	$ 1.08
Regular Cash Dividends (excluding special dividend)	0.64	0.64	0.64
Shares used in computing all per share amounts (in millions)	68.5	34.3	32.4

2010 and 2011 results were impacted by costs related to the merger between Lance, Inc. and Snyder's of Hanover, Inc.

Forward Looking Statements

This report contains statements which may be forward looking within the meaning of applicable securities laws. The statements may include projections regarding future earnings and results which are based upon the Company's current expectations and assumptions, which are subject to a number of risks and uncertainties. Factors that could cause actual results to differ, including general economic conditions; price or availability of raw materials; food industry competition; changes in top customer relationships; realization of anticipated benefits of merger with Snyder's; loss of key personnel; execution of strategic initiatives; safety of food products; adulterated or misbranded products; disruption of supply chain or information technology systems; ability to anticipate changes in consumer preferences and trends; distribution through independent operators; protection of trademarks and intellectual property; impairment in the carrying value of goodwill or other intangible assets; new regulations or legislation; interest and foreign currency exchange rate volatility; and concentration of capital stock ownership are discussed in the Company's most recent Form 10-K and other filings with the Securities and Exchange Commission.



Dear Fellow Stockholders

This is a very exciting time at Snyder's-Lance. The merger of two great companies positions us with great brands and products, talented people and the financial strength to invest in growth in a dynamic industry. Against this backdrop, I am pleased to review our 2011 performance – a year defined by solid sales growth and excellent progress in the integration of the two predecessor companies.

When viewed on a comparable basis, as if the merger had been in place for all of 2010 and including the impact of the direct-store-delivery (DSD) conversion described below, net sales grew by nearly 5%. Growth was much higher in Snyder's of Hanover pretzels, Lance sandwich crackers and Cape Cod kettle chips, which together grew net sales by nearly 10% in 2011. Despite solid top line growth, high commodity costs pressured our profit margins, especially for our private brands products which are traditionally more sensitive to higher input costs. However, profit margins rebounded toward the end of the year as pricing changes began to offset the higher costs. We anticipate continued margin growth in 2012 as we grow our business, complete the merger integration and realize the benefit of higher pricing and efficiency initiatives.

Turning to the integration, I am pleased to report excellent progress, as we continue to maintain the aggressive timelines established early in 2011. Our most significant integration work is the conversion of our Company-owned DSD routes to an independent business owner (IBO) model. We are convinced that the IBO model is the best system for our Company and are confident it will drive accelerated growth and good returns for the Company and our IBO partners. Our DSD employees continue to show great interest in becoming IBOs and we remain on target to complete the conversion by mid-year 2012, at which point we will have nearly 3,000 IBO partners across the U.S. servicing our customers and aggressively selling our products every day.

Great progress has also been made in the integration of our Supply Chain, Finance and Human Resources departments, allowing us to begin driving efficiencies in procurement, transportation and back office services. The success we have had with these significant integration projects, while delivering solid top line growth for the year demonstrates the strength of our organization and our ability to execute.

Another major accomplishment in 2011 is the development of a comprehensive strategic plan that will guide our actions going forward. The plan was developed with the support of leaders from all functional areas and many levels within the organization. In this planning effort, we dug deep in the evaluation of our business,



challenged ourselves to analyze our activities in detail and built a comprehensive understanding of our strengths and opportunities. As a result, we have developed a clear plan for growth that clarifies our priorities, sharpens our focus and sets aggressive goals for exceptional performance over the next several years.

Going forward, we will focus the majority of our resources on our "Core" brands and products. We define "Core" as products that are nationally distributed, or have the potential to be national; are differentiated to support premium pricing; and can be leveraged through DSD distribution. Within our current portfolio, there are three Core brands: Snyder's of Hanover pretzels, Lance sandwich crackers and Cape Cod kettle chips. We will focus the vast majority of our investment, trade spending and advertising on our Core, and will drive their growth with expanded distribution, innovation and excellent marketing. Over time, we plan to add to our "Core" items through product innovation and external development.

We also have other brands and products that together represent a meaningful part of our branded portfolio, which we refer to as our "Allied" brands. While these items are generally more regional in their appeal, they have an important place in our portfolio and support the efficiency and productivity of our manufacturing centers and our DSD system.

Our private brands business is another important contributor to our success. Over the past several years it has grown significantly but it has seen margin pressure recently as commodity prices have shot upward. Although we anticipate growth over the next several years in private brands, our near term focus will be to ensure we generate solid profit margins and returns on the capital invested in this business.

The strategic planning process has reinforced my belief in the future of our Company by clarifying the strength of our people and products and the tremendous opportunities that exist for profitable growth. As we move forward, I am confident in our ability to deliver accelerated growth, wider profit margins and solid returns on investment.

Your Company has a great board of directors, talented leaders, powerful brands and products and dedicated associates committed to our success. With these strengths, I sincerely believe that the future is bright for Snyder's-Lance. The effort, energy and dedication that our associates consistently demonstrated in 2011 inspire great confidence going forward. I want to take this opportunity to thank each of them and I look forward to their continuing contributions and to a very successful 2012 and beyond.

Sincerely,

David V. Singer

Chief Executive Officer

"Core" Brands That Are Consumer Favorites

Snyder's-Lance, Inc.'s three "core" brands are favorites of consumers across the country. Snyder's of Hanover brand pretzels are the country's leading pretzel brand and offer a large selection of traditional pretzels, flavored pretzel pieces, peanut butter pretzel sandwiches and chocolate-dipped pretzels. A wide variety of great-tasting snack products are marketed under the Lance brand and Lance branded sandwich crackers are America's number one sandwich cracker. Cape Cod brand kettle chips offer consumers great taste and an unforgettable crunch and are one of the nation's leading kettle chip brands. Our "core" brands provide a solid foundation for branded growth and will continue to be the focus of our marketing efforts as we aggressively reach out to new markets and consumers.



New Look, Same Taste!
CAPE COD
America's Pretzel Bakery Since 1909
SNYDER'S OF HANOVER
THE POUNDER
16 OZ. VALUE!
All Natural · 0g Trans Fat
FAT FREE
LANCE fresh
Nekot Cookies
Toasty Crackers
real Peanut Butter
NO PRESERVATIVES
0g TRANS FAT
Bursting With Flavor!
Bacon Cheddar
PRETZEL PIECES
New Look, Same Taste!
CAPE COD
Kettle Cooked POTATO CHIPS
40% REDUCED FAT
All Natural
Original
NEW! LANCE Whole Grain Crackers

A Focus on Product Innovation

Product innovation is an essential part of our growth strategy as we develop great-tasting new snack products to broaden our consumer base. With a rich history of innovation, our Snyder's of Hanover brand developed flavored pretzel pieces which are appearing across the country in a hand-held size perfect for the convenience store consumer. The Lance brand recently introduced the Cracker Creations line which has been very successful in attracting new consumers and now includes the first granola sandwich cracker. Our Cape Cod brand continues to be an innovation leader in the kettle chip category and markets the first kettle-cooked waffle-cut potato chip and a line of Chef's Recipe flavors inspired by a local chef in the Cape Cod area. In an ongoing commitment to innovation we are constructing a state-of-the-art research and development facility in Hanover, PA where we can continue to develop game changing innovations for our core brands.


NEW!
CAPE COD
Kettle Cooke
Waffle Cu
POTATO CHI
NEW!
12 FILLED CRACKERS
Cracker Creations
SEASONED CRACKERS WITH A CREAM CHEESE FILLING
PARMESAN HERB
LANCE
Sea Salt
NET WT. 7 OZ (198g)
GLUTEN-FREE
SNYDER'S OF HANOVER
PRETZEL STICKS
SNYDER'S OF HANOVER
99¢
Hot Buffalo Wing
PRETZEL PIECES
NEW!
12 FILLED CRACKERS
Cracker Creations
CRUNCHY GRANOLA CRACKERS WITH A CREAMY FILLING
GRANOLA
CHOCOLATE
LANCE
CAPE COD
KETTLE COOKED POTATO CHIPS
Chef's Recipe
feta & rosemary
All Natural

"Allied" Brands are Favorites Too

In addition to our three well known core brands, Snyder's Lance, Inc. markets a variety of snack products, with a generally more regional focus. These "allied" brands include Jays brand potato chips, Krunchers! brand kettle cooked potato chips, O-Ke-Doke brand popcorn, tortilla chips marketed under the Grande and Padrinos brands as well as Eat Smart Naturals brand vegetable chips. Tom's brand snacks have been especially well known in the Southeast since the 1920's and Archway cookies are well known to consumers across much of the country. Stella D'oro brand cookies have a loyal following especially in the Northeast and offer consumers a number of lightly sweet Italian-style cookies. Our "allied" brands together with our core brands give Snyder's-Lance, Inc. great depth and variety in product selection and allow us to provide snacking consumers with snacking choices that meet their demand.



0 GRAMS TRANS FAT
Jays
RIDGES
POTATO CHIPS
0g TRANS FAT
GRANDE
ALL NATURAL TORTILLA CHIPS
ALL NATURAL • 0g TRANS FAT
Krunchers!
KETTLE COOKED POTATO CHIPS
Stella D'oro
BREAKFAST TREATS
Viennese Cinnamon
Fresh Look
Archway
COOKIES
CLASSIC SOFT
New Rocky Road
0g Trans Fat Per Serving

Distribution Strength to Serve Our Customers

With nearly 3,000 direct-store-delivery (DSD) routes, Snyder's-Lance, Inc. has the distribution strength to distribute our great tasting snack products throughout the United States while providing excellent customer service to our loyal customers. DSD gives Snyder's-Lance the ability to reach a wide variety of retailers while providing a level of service that is tailored to the individual needs of our customers. Snyder's-Lance also has a significant private brands business, providing major retailers with a wide variety of private label cookies and sugar wafers. With an excellent distribution system, well known branded snacks and a strong private label snack portfolio, we are confident in our ability to prosper while continuing our tradition of excellence.



eatsmart
naturals
Garden Veggie Crisps
Potato, Tomato & Spinach
TOASTCHEE
O-KE-DOKE
Tom's
BUGLES
Original
PADRINOS
TORTILLA CHIPS
Reduced Fat
CAPE COD



Pretzel Bakery
SNYDER'S OF HANOVER
POUNDER
Snaps



Delicious BAKERY
Chocolate Chip

PRIVATE LABEL. *Snyder's-Lance Private Brands offers consumers a wide variety of high-quality, value-oriented private label cookies and sugar wafers.*

Stockholder Return Performance

Included below is a line graph and table comparing the yearly percentage change in the cumulative total stockholder return on the Company's common stock against the cumulative total return of the Russell 2000 Index and a composite of a group of the Company's peers for the five-year period commencing on the last trading day of the Company's fiscal year 2006 and ending on the Company's last trading day of fiscal 2011.

This graph and table assumes that $100 was invested on December 30, 2006 in the Company's common stock, in the Russell 2000 Index and in a portfolio of companies in the peer group. The value in each consecutive year includes share price appreciation and assumes that dividends paid were reinvested.



150.00
125.00
100.00
75.00
50.00
12/2006
12/2007
12/2008
12/2009
12/2010
12/2011
Snyder's-Lance
Russell 2000
Peer Group

	12/2006	12/2007	12/2008	12/2009	12/2010	12/2011
Snyder's-Lance	100.0	106.97	116.31	142.94	150.56	148.64
Russell 2000	100.0	99.18	62.17	83.71	104.82	100.47
Peer Group	100.0	98.56	82.74	99.77	110.97	128.74

The peer group consists of Campbell Soup Co., ConAgra Foods, Inc., Flowers Foods, Inc. General Mills, Inc., Golden Enterprises, Inc., J & J Snack Foods Corp., Kellogg Co., Kraft Foods, Inc., Ralcorp Holdings, Inc., Sara Lee Corp., The Hain Celestial Group, Inc. and The J.M. Smucker Company.

Tasty Baking Co., which was included in the peer group in the years 2006 through 2010, merged with Flowers Foods, Inc. in May 2011.

Officers and Directors

Directors

Michael A. Warehime, 70, Chairman of the Board of Directors of the Company; former Chairman of the Board of Snyder's of Hanover, Inc. (salty snack manufacturer and distributor)

Wilbur J. Prezzano, 71, Lead Independent Director of the Company; former Chairman of the Board of Lance, Inc.; retired Vice Chairman of the Board of Eastman Kodak, Inc. (imaging)

Jeffrey A. Atkins, 63, Director of the Company; retired Executive Vice President and Chief Financial Officer, ACH Food Companies, Inc. (food manufacturer, distributor and marketer)

Peter P. Brubaker, 65, Director of the Company; President of Hammer Creek Enterprises, LLC (private investment and financial advisory firm)

C. Peter Carlucci, Jr., 68, Director of the Company; Member of Eckert Seamans Cherin & Mellott, LLC (law firm)

John E. Denton, 68, Director of the Company; former Chief Executive Officer of Snyder's of Hanover, Inc. (salty snack manufacturer and distributor); former Chief Executive Officer of New World Pasta, Inc. (pasta manufacturer)

James W. Johnston, 65, Director of the Company; President and Chief Executive Officer of Stonemarker Enterprises, Inc., (consulting and investment company)

Carl E. Lee, Jr., 52, Director of the Company; President and Chief Operating Officer of the Company; former Chief Executive Officer of Snyder's of Hanover, Inc.

David V. Singer, 56, Director of the Company; Chief Executive Officer of the Company

Dan C. Swander, 68, Director of the Company; Operating Partner of Swander Pace Capital (equity investment firm)

Isaiah Tidwell, 67, Director of the Company; private investor; retired Georgia Wealth Management Director and Executive Vice President of Wachovia Bank, N.A.

Patricia A. Warehime, 57, Director of the Company; member of Board of Directors of Capital Blue Cross (insurance company)

Executive Officers

David V. Singer, Chief Executive Officer

Carl E. Lee, Jr., President and Chief Operating Officer

Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer

Charles E. Good, President, S-L Distribution Company, Inc. and Senior Vice President of Snyder's-Lance, Inc.

Kevin A. Henry, Senior Vice President and Chief Human Resources Officer

Margaret E. Wicklund, Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary

Officers

John Bartman, Senior Vice President, Human Resources

James Butt, Senior Vice President, Research and Development/ Quality

John Konradt, Senior Vice President and Chief Marketing Officer

Pat McInerney, Senior Vice President of Supply Chain

Dan Morgan, Senior Vice President, Eastern Sales Division

Claude O'Connor, Senior Vice President, Direct Sales Division

Nikhil Sawant, Senior Vice President and Chief Information Officer

Frank Schuster, Senior Vice President, Western Sales Division

A. Zachary Smith III, Chief General Counsel and Secretary

CORPORATE INFORMATION

Notice of Annual Meeting

The Annual Meeting of Stockholders will be held at 9:30 a.m. local time on May 3, 2012, at the Spring Hill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277. Notice of the meeting and a form of proxy are being mailed to the stockholders. The Board of Directors would appreciate prompt return of proxies. Proxies may be revoked at any time before they are exercised and will not be used if stockholders attend the meeting and vote in person.

Form 10-K Available

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, may be obtained by writing to:

Snyder's-Lance, Inc.
Attn: Secretary
P.O. Box 32368
Charlotte, North Carolina 28232

Transfer Agent for Common Stock

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

Dividend Reinvestment Service

This service is established for all Snyder's-Lance, Inc. common stockholders, regardless of the size of their holdings. For further information contact:

Computershare Investor Services, LLC
P.O. Box 43078
Providence, RI 02940-3078
Direct Dial: (866) 499-2532
Fax: (781) 575-3605
www.computershare.com

For Further Information:

Snyder's-Lance, Inc.
Attn: Investor Relations
P.O. Box 32368
Charlotte, North Carolina 28232
Phone: (704) 554-1421
Fax: (704) 557-8205
www.snyderslance.com

This 2011 Annual Report, when delivered to stockholders in connection with the 2012 Annual Meeting of Stockholders, contains in its back pocket Snyder's-Lance, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Securities and Exchange Commission, along with the Notice of Annual Meeting of Stockholders to be held on May 3, 2012 and related Proxy Statement.

Snyder's-Lance

INCORPORATED

Snyder's-Lance, Inc.

13024 Ballantyne Corporate Place

Harris Building

Suite 900

Charlotte, NC 28277

Phone: 704.554.1421

Fax: 704.557.8205

www.snyderslance.com

Snyder's-Lance

INCORPORATED

SNYDER'S-LANCE, INC.

13024 Ballantyne Corporate Place, Suite 900
Charlotte, North Carolina 28277

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To the Stockholders of Snyder's-Lance, Inc.:

The 2012 annual meeting of stockholders of Snyder's-Lance, Inc., a North Carolina corporation, will be held at the Springhill Suites Charlotte Ballantyne, 12325 Johnston Road, Charlotte, North Carolina 28277, on Thursday, May 3, 2012 at 9:30 a.m., Eastern Daylight Time, for the following purposes:

1. To elect the four directors nominated by the board of directors;

2. To ratify the selection of KPMG LLP as the independent registered public accounting firm for fiscal year 2012;

3. To hold an advisory vote to approve executive compensation;

4. To approve the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan;

5. To approve the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan; and

6. To transact such other business as may properly come before the meeting and any adjournments or postponements thereof.

Only stockholders of record as of the close of business on March 12, 2012 are entitled to receive notice of, and to vote at, the annual meeting.

Please vote by Internet, telephone or mail as soon as possible so your shares will be voted promptly, even if you plan to attend the annual meeting in person. Additional information about voting is included in the accompanying proxy statement and your proxy card.

By order of the Board of Directors,

A. Zachary Smith III

A. Zachary Smith III
Chief General Counsel and Secretary

Charlotte, North Carolina
March 28, 2012

Important Notice Regarding the Availability of Proxy Materials for the 2012 Annual Meeting of Stockholders to be held on May 3, 2012

The Proxy Statement and Annual Report to Stockholders for the fiscal year ended December 31, 2011 are available at www.envisionreports.com/LNCE.

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TABLE OF CONTENTS

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SNYDER'S-LANCE, INC.

PROXY STATEMENT
FOR
2012 ANNUAL MEETING OF STOCKHOLDERS

We are providing these proxy materials in connection with the 2012 Annual Meeting of Stockholders of Snyder's-Lance, Inc. ("Snyder's-Lance," the "Company," "we," "us," or "our"). This proxy statement contains important information for you to consider when deciding how to vote on the matters to be brought before the annual meeting. Please read it carefully.

On December 6, 2010, a wholly-owned subsidiary of Lance, Inc. ("Lance") was merged with and into Snyder's of Hanover, Inc. ("Snyder's"), with the result that Snyder's became a wholly-owned subsidiary of Lance (the "merger"). In connection with the merger, Lance changed its name to Snyder's-Lance, Inc. effective December 10, 2010. References to "Lance" and "Snyder's" in this proxy statement refer to the companies as they existed before the merger.

This proxy statement and the accompanying materials were first mailed to stockholders on or about March 28, 2012.

GENERAL INFORMATION

Why am I receiving these materials?

You have received these proxy materials because the board of directors of Snyder's-Lance is soliciting your proxy to vote your shares at the annual meeting. The proxy statement includes information that we are required to provide you under SEC rules and is designed to assist you in voting your shares.

What is a proxy?

Our board of directors is asking for your proxy. This means you authorize persons selected by us to vote your shares at the annual meeting in the way that you instruct. All shares represented by valid proxies received before the annual meeting will be voted in accordance with the stockholder's specific voting instructions.

What is included in these materials?

These materials include:

- the Notice of the 2012 annual meeting;
- the Proxy Statement for the annual meeting;
- a proxy card for the annual meeting; and
- the 2011 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

What items will be voted on at the annual meeting?

There are 5 proposals scheduled to be voted on at the annual meeting:

- the election of the four directors nominated by the board, each to serve for a term of three years;
- the ratification of the audit committee's selection of KPMG LLP as our independent registered public accounting firm for 2012;
- an advisory vote to approve the compensation of our named executive officers;

- the approval of the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan; and

- the approval of the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan.

The board of directors is not aware of any other matters to be brought before the meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the board's voting recommendations?

Our board of directors recommends that you vote your shares:

- **"FOR"** each of the board's nominees to the board of directors;

- "**FOR**" the ratification of the audit committee's appointment of KPMG LLP as our independent registered public accounting firm for 2012;

- "**FOR**" the proposal regarding an advisory vote to approve executive compensation;

- **"FOR"** approval of the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan; and

- **"FOR"** approval of the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan.

Who can attend the annual meeting?

Admission to the annual meeting is limited to:

- stockholders as of the close of business on March 12, 2012;

- holders of valid proxies for the annual meeting; and

- our invited guests.

Admission to the meeting will be on a first-come, first-served basis. Each stockholder may be asked to present valid picture identification such as a driver's license or passport and proof of stock ownership as of the record date. If you plan to attend the annual meeting and you require directions, please call us at (704) 554-1421.

When is the record date and who is entitled to vote?

The board of directors set March 12, 2012 as the record date. All holders of our common stock as of the close of business on that date are entitled to vote. Each share of common stock is entitled to one vote. As of the record date, there were 68,019,953 shares of common stock outstanding.

What is a stockholder of record?

A stockholder of record or registered stockholder is a stockholder whose ownership of Snyder's-Lance stock is reflected directly on the books and records of our transfer agent, Computershare Investor Services, LLC. If you hold stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a stockholder of record. For shares held in street name, the stockholder of record is your bank, broker or similar organization. We only have access to ownership records for the registered shares. If you are not a stockholder of record, we may require additional documentation to evidence your stock ownership as of the record date, such as a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your notice or voting instruction card.

How do I vote?

You may vote by any of the following methods:

- *In person.* Stockholders of record and beneficial stockholders with shares held in street name may vote in person at the meeting. If you hold shares in street name, you must also obtain a legal proxy from your broker to vote in person at the meeting.

- *By phone or via the Internet.* You may vote by proxy by phone or via the Internet by following the instructions in the proxy card provided.

- *By mail.* You may vote by proxy by signing and returning the proxy card provided.

If you vote by phone or the Internet, please have your proxy card available. The control number appearing on your card is necessary to process your vote. A phone or Internet vote authorizes the named proxy holders in the same manner as if you marked, signed and returned a proxy card by mail.

How can I change or revoke my vote?

You may change or revoke your vote as follows:

- *Stockholders of record.* You may change or revoke your proxy or voting instructions by (1) mailing a written notice of revocation to our Secretary at Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277, (2) submitting another timely vote (including by phone or Internet) or (3) attending the annual meeting and voting in person. For all methods of voting, the last timely vote cast will supersede all previous votes.

- *Beneficial owners of shares held in "street name."* You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

What happens if I do not give specific voting instructions?

Stockholders of record. If you are a stockholder of record and you:

- indicate when voting on the Internet or by phone that you wish to vote as recommended by the board of directors, or

- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the board of directors on all matters presented in this proxy statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The election of directors ("Proposal 1"), the advisory vote to approve the compensation of the named executive officers ("Proposal 3"), the approval of the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan ("Proposal 4") and the approval of the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan ("Proposal 5") are matters considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters, and therefore there may be broker non-votes on Proposals 1, 3, 4 and 5.

The ratification of the appointment of KPMG LLP as our independent registered public accounting firm for 2012 ("Proposal 2") is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters, and therefore no broker non-votes are expected to occur in connection with Proposal 2.

What is the quorum for the annual meeting?

The presence, in person or by proxy, of the holders of a majority of Snyder's-Lance common stock eligible to vote at the annual meeting. This is called a "quorum." A quorum is necessary to conduct business at the annual meeting.

What is the voting requirement to approve each of the proposals?

The following are the voting requirements for each proposal:

- *Proposal 1.* Election of the directors requires the affirmative vote of a plurality of the votes cast at the annual meeting. This means the four director nominees receiving the highest number of votes will be elected.

- *Proposal 2.* Approval of the ratification of KPMG LLP as our independent registered public accounting firm for fiscal year 2012 requires the affirmative vote of a majority of the votes cast on Proposal 2 at the annual meeting.

- *Proposal 3.* Approval, on an advisory basis, of the compensation of the named executive officers requires the affirmative vote of a majority of the votes cast on Proposal 3 at the annual meeting.

- *Proposal 4.* Approval of the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan requires the affirmative vote of a majority of the votes cast on Proposal 4 at the annual meeting.

- *Proposal 5.* Approval of the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan requires the affirmative vote of a majority of the votes cast on Proposal 5 at the annual meeting.

How are abstentions and broker non-votes treated?

Abstentions and shares held of record by a broker or in street name that are eligible to vote on any matter are counted as present and entitled to vote for purposes of determining whether a quorum is present. Broker shares and other shares held in street name that are not entitled to vote on any matter at the annual meeting are not included in determining whether a quorum is present. Abstentions and broker non-votes are not counted as votes cast at the annual meeting and therefore will have no impact on the outcome of the vote on any matter.

Who pays for solicitation of proxies?

We are paying the cost of soliciting proxies. We have retained Georgeson, Inc. for a cost of $7,500, plus out-of-pocket expenses, to assist in the solicitation. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. In addition to soliciting the proxies by mail and the Internet, certain of our directors, officers and regular employees, without compensation, may solicit proxies personally or by telephone, facsimile and email.

Where can I find the voting results of the annual meeting?

Snyder's-Lance will announce preliminary or final voting results at the annual meeting and publish final results in a Form 8-K filed with the SEC within four business days of the completion of the meeting.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth as of December 31, 2011 information concerning the beneficial ownership of our common stock by (1) the only persons known by us to be beneficial owners of more than 5% of our common stock, (2) each director and nominee for director, (3) each executive officer named in the Summary Compensation Table on page 30 and (4) all directors and executive officers as a group. Unless otherwise indicated, all persons named as beneficial owners of common stock have sole voting power and sole investment power with respect to the shares indicated. In accordance with SEC rules, all holdings include shares of common stock that may be acquired pursuant to stock options that are or will become exercisable within 60 days of December 31, 2011.

Name and Address of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Percent of Common Stock Outstanding (1)
Michael A. Warehime and Patricia A. Warehime 13024 Ballantyne Corporate Place, Suite 900 Charlotte, NC 28277	11,082,100 (2)	16.3%
Sally W. Yelland 13024 Ballantyne Corporate Place, Suite 900 Charlotte, NC 28277	5,430,549 (3)	8.0%
Blackrock, Inc. 40 East 52nd Street New York, NY 10022	3,685,689 (4)	5.4%
Charles E. Good 1250 York Street Hanover, PA 17331	6,132,279 (5)	9.0%
Jeffrey A. Atkins	15,000	*
Peter P. Brubaker	75,012	*
C. Peter Carlucci, Jr.	66,352 (6)	*
John E. Denton	71,352 (7)	*
James W. Johnston	783,623 (8)	1.2%
Carl E. Lee, Jr.	588,615 (9)	*
W. J. Prezzano	18,000	*
David V. Singer	682,981 (10)	1.0%
	470,294 (11)	*
Dan C. Swander	18,000	*
Isaiah Tidwell	20,587	*
Rick D. Puckett	191,956 (12)	*
Kevin A. Henry	34,398 (13)	*
Blake W. Thompson	–	*
Directors and executive officers as a group (16 persons)	20,280,701 (14)	29.5%

* Less than 1%.

(1) Based on 67,820,798 shares outstanding on December 31, 2011 plus options held by such persons that are exercisable within 60 days of December 31, 2011.

(2) Michael A. Warehime has sole power to vote or direct the vote of 8,848,174 shares. Patricia A. Warehime has sole power to vote or direct the vote of 848,670 shares. Mr. Warehime has sole power to vote or to direct the vote of 1,027,849 shares owned by Warehime Enterprise, Inc. ("WEI"). Michael and Patricia Warehime also have shared power to vote or to direct the vote of 357,407 shares owned by MAW Associates, LP ("MAW"). Michael and Patricia Warehime are married and may be deemed to share beneficial ownership of their shares. Of these shares, 357,407 are pledged as security for loans made to MAW and 1,000,000 are pledged as security for loans made to Mr. Warehime.

(3) Sally W. Yelland has sole power to vote or direct the vote of 3,773,170 shares (including 62,352 shares subject to exercisable options). She has shared power to vote or to direct the vote of 1,657,379 shares held by certain trusts. Such power is shared with the other trustee of the trusts, Charles E. Good.

(4) Based on a Schedule 13G filed on February 9, 2012 by BlackRock, Inc. reporting shares held on December 30, 2011. The Schedule 13G reports that BlackRock, Inc. has sole power to vote and dispose of all of such shares.

(5) Charles E. Good has sole power to vote or direct the vote of 7,944 shares (including 2,092 shares subject to exercisable options). He has shared power to vote or to direct the vote of 280,510 shares owned jointly with his wife. Mr. Good has sole power to vote or direct the vote of 4,185,088 shares held by certain trusts for the benefit of Warehime family members. He also has shared power to vote or direct the vote of 1,662,921 shares held by certain trusts. He shares voting power over 1,657,379 of such shares with Sally W. Yelland.

(6) Includes 57,852 shares subject to exercisable options.

(7) Includes 58,022 shares subject to exercisable options.

(8) Includes 741,823 shares held indirectly by Mr. Johnston's wife as trustee and beneficiary of a family trust and 25,000 shares held in another trust for the benefit of Mr. Johnston's wife.

(9) Includes 272,862 shares subject to exercisable options.

(10) Includes 395,555 shares subject to exercisable options.

(11) Consists of shares held by the Philip L. Van Every Foundation (the "Foundation"), of which Mr. Singer is a member of the Board of Administrators, which holds the sole voting and dispositive power of such shares.

(12) Includes 131,166 shares subject to exercisable options.

(13) Includes 24,998 shares subject to exercisable options.

(14) Includes 16,138 shares subject to exercisable options held by directors and executive officers, 470,294 shares held by the Foundation of which Mr. Singer is a member of the Board of Administrators and 1,357,407 shares pledged as security. Does not include shares beneficially owned by Sally W. Yelland or Blackrock, Inc.

In connection with the merger, Michael A. Warehime and Patricia A. Warehime entered into a standstill agreement with the Company. Pursuant to the terms of the standstill agreement, as amended, subject to certain exceptions, neither Michael A. Warehime nor Patricia A. Warehime may (i) acquire or attempt to acquire any additional shares of Snyder's-Lance stock or any material assets of Snyder's-Lance or its subsidiaries, (ii) transfer any or all of their shares of Snyder's-Lance stock or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure of Snyder's-Lance through 2012, including agreements regarding the reduction of the total number of directors over time and the re-election of certain Lance directors eligible for re-election in 2011 and 2012. The standstill agreement limits Mr. and Mrs. Warehime's aggregate beneficial ownership to no more than thirty percent (30%) of the issued and outstanding shares of Snyder's-Lance common stock. The standstill agreement will terminate on December 6, 2013 or earlier upon an agreement by all the parties.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers, directors and certain persons who beneficially own more than 10% of our common stock to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Executive officers, directors and beneficial owners of more than 10% of our common stock are required to furnish us copies of all ownership reports they file. Based solely on our review of the reports that we received and written representations that no other reports were required, we believe that our executive officers, directors and beneficial owners of more than 10% of our common stock complied with all applicable filing requirements on a timely basis during fiscal year 2011, except for Michael A. Warehime and Patricia A. Warehime who filed a late joint Form 4 covering three transactions that occurred on May 18, 2011.

PROPOSAL 1 – ELECTION OF DIRECTORS

The board of directors is divided into three classes. Directors are elected by class for three-year terms. The board of directors has nominated the following four directors for election at the 2012 annual meeting to hold office until the annual meeting of stockholders in 2015 and until their successors are elected and qualified:

- Jeffrey A. Atkins
- Peter P. Brubaker
- Carl E. Lee, Jr.
- Isaiah Tidwell

The nominees were selected by the board of directors in accordance with the bylaws and governance principles of the Company and the terms of the merger agreement between Lance and Snyder's. Under the merger agreement, the parties agreed to the composition of the board of directors through the 2012 annual meeting of stockholders. The board of directors has determined that each of the four nominees qualifies as an independent director under applicable listing standards of The Nasdaq Global Select Market ("Nasdaq"), except for Carl E. Lee, Jr.

All of the nominees are current directors, and each has agreed to be named in this proxy statement and serve if elected. Although we know of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the holders of the proxies solicited by the board intend to vote your shares for any substitute nominee proposed by the board of directors. The proxies being solicited cannot be voted for a greater number of individuals than the four nominees.

Election of the directors requires the affirmative vote of a plurality of the votes cast at the annual meeting. Accordingly, the four director nominees receiving the highest number of votes will be elected. An abstention or broker non-vote will have no effect on the outcome of the election of directors.

The board of directors unanimously recommends that you vote "FOR" each of the four nominees listed above.

Information About Directors and Nominees

The following table lists each of the nominees for director and the directors whose terms of office will continue after the annual meeting.

Name	Age	Position with the Company	Expiration of Term as Director	Director Since
Jeffrey A. Atkins	63	Director	Director Nominee	2006
Peter P. Brubaker	65	Director	Director Nominee	2010
C. Peter Carlucci, Jr.	68	Director	2014	2010
John E. Denton	68	Director	2013	2010
James W. Johnston	65	Director	2014	2008
Carl E. Lee, Jr.	52	President and Chief Operating Officer and Director	Director Nominee	2010
W. J. Prezzano	71	Lead Independent Director	2014	1998
David V. Singer	56	Chief Executive Officer and Director	2013	2003
Dan C. Swander	68	Director	2013	2004
Isaiah Tidwell	67	Director	Director Nominee	1995
Michael A. Warehime	70	Chairman of the Board	2013	2010
Patricia A. Warehime	57	Director	2014	2010

Set forth below is biographical information about each nominee and continuing director, including for each nominee or director, the individual's principal occupation, as well as a brief description of the specific experience, qualifications, attributes or skills that led the board of directors to conclude that such nominee or director should serve as a director.

Jeffrey A. Atkins served as the Executive Vice President and Chief Financial Officer of ACH Food Companies, Inc., a Memphis, TN food manufacturer, distributor and marketer, from 2003 until his retirement in 2010. He worked as a private investor from 2001 until 2003; Chief Financial Officer of Springs Industries, Inc., a Fort Mill, SC manufacturer and distributor of textile home furnishings from 1999 until 2001; and Chief Executive Officer and Chief Financial Officer of Pete's Brewing Company, a Palo Alto, CA craft-beer brewer and marketer from 1997 until 1998. He held various positions including Vice President of Corporate Planning (1995-1996) at The Quaker Oats Co., a Chicago, Illinois food and beverage marketer and manufacturer, from 1977 to 1996. He serves as Chairman of the board of directors of Stratas Foods, Inc., a manufacturer and distributor of edible oils. Mr. Atkins brings to the board of directors a valuable understanding of the food industry gained through his many years of experience with several companies in the industry, including almost 20 years with The Quaker Oats Company. He also provides a unique perspective to the board of directors because of his experience as the chief financial officer for multiple companies.

Peter P. Brubaker has been the President of Hammer Creek Enterprises LLC, a private investment and financial advisory firm, since 2005. In 2005, Mr. Brubaker retired as the President and Chief Executive Officer of Susquehanna Media Co., a radio broadcasting and cable television company. He served as Vice President/Finance and Chief Financial Officer of Susquehanna Pfaltzgraff Co. from 1980 until 1995 and worked as a commercial banker for Mellon Bank, N.A. from 1974 until 1977. Mr. Brubaker served as a member of the board of directors of Snyder's until December 2010 when he was elected to the Company's board of directors in connection with the merger. Mr. Brubaker also holds an MBA from Harvard Business School. Mr. Brubaker is qualified to be a director because of the valuable combination of financial expertise and executive and managerial experience that he brings to the board of directors.

C. Peter Carlucci, Jr. has been a member of the law firm of Eckert Seamans Cherin & Mellott, LLC since 1989. From 2005 until 2007, he served as a director of Sigma Coatings USA, Inc. and a managing director of Sigma Coatings USA, B.V., producers of industrial coatings. Mr. Carlucci was a director of Snyder's for 30 years from June 1980 until December 2010 when he was appointed to the Company's board of directors in connection with the merger. Mr. Carlucci provides a valuable perspective to the board of directors from his experience in the legal profession. He also brings an appreciation of the role of a board of directors which was acquired through his service on Snyder's and other boards.

John E. Denton works as a private investor. From 2004 until 2009, Mr. Denton was a partner at Maloney, Mitchell and Denton, a commercial real estate firm specializing in planned unit developments and mixed use communities. He has worked as a Division Manager at Proctor and Gamble Food Products, President of Hanover Foods, and Chairman and Chief Executive Officer of New World Pasta. Mr. Denton also served as President and Chief Executive Officer of Snyder's from 1992 to February 2000. Mr. Denton served as a member of the board of directors of Snyder's until December 2010 when he was elected to the Company's board of directors in connection with the merger. Mr. Denton is qualified for service on the board of directors because of his extensive knowledge of the food industry acquired through his experience with numerous companies in the industry, including Snyder's. His understanding and appreciation of Snyder's business is valuable to the board of directors.

James W. Johnston has served as the President and Chief Executive Officer of Stonemarker Enterprises, Inc., a Mooresville, NC consulting and investment company, since 1996. He was the Vice Chairman of RJR Nabisco, Inc., a Winston-Salem, NC diversified manufacturer of consumer products from 1995 until 1996; Chairman of R. J. Reynolds Tobacco Worldwide from 1993 until 1996; and Chairman and Chief Executive Officer of R. J. Reynolds Tobacco Co. from 1989 until 1996. He is a director of Sealy Incorporated. Mr. Johnston provides the board of directors with a valuable perspective acquired through his significant leadership and executive experience. He also brings an important understanding of the role of a board of directors because of his previous board experience.

Carl E. Lee, Jr. has served as President and Chief Operating Officer of Snyder's-Lance since December 2010. He served as the President and Chief Executive Officer of Snyder's of Hanover, Inc. from 2005 until December 2010. From 1986 until 1997, Mr. Lee held various sales and marketing positions with Frito-Lay, including Vice President and General Manager for Frito-Lay Southeast Region and managing sales for Frito-Lay Europe. In 1997, Mr. Lee began working for Nabisco where he led their South American business, served as President of their Caricam Region and their Southern Cone Region. Mr. Lee also led Nabisco's Global Export business which covered 95 countries. Mr. Lee has served on the board of directors of Welch's Foods since 2009. Mr. Lee served as a member of the board of directors of Snyder's until December 2010 when he was elected to the Company's board of directors in connection with the merger. Mr. Lee brings to the board of directors his significant understanding of Snyder's business and operations acquired through his service as the President and CEO of Snyder's. His extensive domestic and international experience in the snack food industry and his merger and acquisition experience provide the board with a valuable perspective.

W. J. Prezzano served as the Chairman of the Board of Lance from 2005 until 2010 and has worked as a private investor since 1997. He was elected as Lead Independent Director of the Company in December 2010 in connection with the merger. He was the Vice Chairman of Eastman Kodak, Inc. in Rochester, NY from 1996 until 1997. During his 32-year career, Mr. Prezzano's responsibilities included managing Kodak's extensive consumer products and brands globally. He is a director of TD Bank Financial Group (Toronto, Canada), TD Ameritrade Holding Corporation, Roper Industries, Inc. and EnPro Industries, Inc. and former Chairman of Medical University of South Carolina Foundation. He is also a member of the Board of Trustees of Charleston Day School. Mr. Prezzano received a BS in Economics (Marketing major) and an MBA from the University of Pennsylvania's Wharton School. Mr. Prezzano brings to the board of directors his significant managerial and executive experience as well as extensive experience serving on multiple boards of directors. His years of dedicated service as a member of the Company's board of directors also qualify him to serve as a member of the board of directors.

David V. Singer has served as the Chief Executive Officer of the Company since 2005. He served as the President and Chief Executive Officer of Lance from 2005 until the merger with Snyder's in 2010. He was the Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, Charlotte, NC, beverage manufacturing and distribution, from 2001 until 2005 and Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated from 1986 until 2001. He is a director of Flowers Foods, Inc. and has been a director of Snyder's-Lance since 2003. In addition, Mr. Singer earned a BS is Marketing and an MBA from Pennsylvania State University. Mr. Singer provides the board of directors with a vital understanding and appreciation of the Company's business which he developed while serving as its President and CEO and as a member of its board of directors for the past eight years. He brings extensive management and financial experience to the board of directors as well as significant knowledge of the food and beverage industries.

Dan C. Swander has been the Operating Partner of Swander Pace Capital, an equity investment firm specializing in consumer products and related industries in San Francisco, CA since 2006. He was the Chief Executive Officer of Method Products, Inc., a San Francisco, CA marketer of household cleaning and personal care products, from 2008 until 2009; Executive Vice President of Basic American Foods, Inc., a Walnut Creek, CA food manufacturing company from 2004 until 2005; President and Chief Operating Officer of International Multifoods Corporation, a Minnetonka, MN food manufacturing company, from 2001 until 2004; and Chairman and Director of Swander Pace & Company, a strategy consulting firm specializing in the food, beverage and packaged goods industries in San Francisco, CA, from 1987 until 2001. Mr. Swander's significant executive experience, which includes experience in the food and packaged goods industries, particularly qualifies him to serve on the board of directors. Mr. Swander brings his knowledge of the finance sector to the board of directors acquired through his experience with an equity investment firm.

Isaiah Tidwell has worked as a private investor since 2005. He was the Georgia Wealth Management, Director, Executive Vice President – Wachovia Bank, N.A. in Atlanta, GA from 2001 until 2005; President of Georgia Banking – Wachovia Bank, N.A. in Atlanta, GA from 1999 until 2001; and Executive Vice President and Southern/Western Regional Executive of Wachovia Bank, N.A. from 1996 until 1999. In addition, Mr. Tidwell earned a BS in Accounting from North Carolina Central University and an MBA from the Babcock Graduate School of Management of Wake Forest University. He is a Director of Ruddick Corporation and Lincoln National Corporation. Mr. Tidwell's years of dedicated service since 1995 as a member of Lance's board of directors qualify him for service on the board of directors of Snyder's-Lance. His experience in the banking industry also provides a valuable perspective to the board of directors.

Michael A. Warehime has served as the Chairman of the Company's Board of Directors since December 2010. He was the Chairman of the Board of Directors of Snyder's before the merger with Lance. From 1973 until 1992, he served as the Chairman and a Director of Farmers Bank & Trust Company. Mr. Warehime is also the President of Warehime Enterprise, Inc., ARWCO Corporation and MAW Associates, LP, and the Co-Chairman and Chief Executive Officer of Seafood America. Mr. Warehime, who owns a significant equity interest in the Company, is uniquely qualified to serve on the board of directors because of his deep knowledge of Snyder's business and his many years of experience in the food industry. In addition, he brings to the board of directors his expertise in the areas of marketing, sales and finance. Mr. Warehime is married to Patricia A. Warehime.

Patricia A. Warehime worked as an occupational therapist at the Lincoln Intermediate Unit Preschool Program in New Oxford, Pennsylvania. She currently serves on the board of directors of Capital Blue Cross Insurance Company and is a member of the board of trustees of Elizabethtown College in Elizabethtown, Pennsylvania. Ms. Warehime served as a member of the board of directors of Snyder's until December 2010 when she was appointed to the Company's board of directors in connection with the merger. Ms. Warehime brings to the board of directors an appreciation for the role of a board of directors acquired through her diverse board experience. Ms. Warehime is married to Michael A. Warehime.

CORPORATE GOVERNANCE

The Board of Directors

We are governed by a board of directors and various committees of the board that meet throughout the year. The board of directors and its committees have general oversight responsibility for our affairs. In exercising its fiduciary duties, the board of directors represents and acts on behalf of Snyder's-Lance and our stockholders.

Director Independence

The board of directors determines the independence of its members based on the standards specified by Nasdaq. The board of directors has reviewed the relationships between Snyder's-Lance and each director to determine compliance with the Nasdaq standards. Based on its review, the board of directors has determined that the following directors and director nominees are independent: Jeffrey A. Atkins, Peter P. Brubaker, C. Peter Carlucci, Jr., John E. Denton, James W. Johnston, W.J. Prezzano, Dan C. Swander and Isaiah Tidwell. A majority of the current members of the board of directors are independent. The board of directors has also determined that each member of the audit and compensation committee is independent.

In conducting its review of director independence, the board of directors reviewed the following transactions, relationships or arrangements and does not believe that such transactions or arrangements impair the directors' independence or ability to exercise independent judgment. All matters described below are within the Nasdaq independence standards. See "Related Person Transactions" for additional details regarding the following transactions and relationships.

Name	Matters Considered
C. Peter Carlucci, Jr.	Legal services provided to the Company by Eckert Seamans Cherin & Mellott, LLC, of which Mr. Carlucci is a member; employment of Mr. Carlucci's son by a subsidiary of the Company.
John E. Denton	Service as President and CEO of Snyder's of Hanover, Inc. from 1992 to 2000, ending ten years before Snyder's became a wholly-owned subsidiary of the Company in December 2010 in connection with the merger.

The independent directors of the board meet at least twice each year in executive session without the other directors.

Meetings of the Board of Directors

The board of directors held 5 meetings during fiscal year 2011. Each incumbent director attended 75% or more of the board and applicable committee meetings during fiscal year 2011 for the periods during which each such director served. Each director is expected to attend the annual meeting of stockholders in person. All incumbent directors who were directors of the Company at the time of the 2011 annual meeting of stockholders attended the 2011 annual meeting.

The independent directors held 4 executive sessions in 2011.

Board Leadership Structure

The board of directors does not have a general policy regarding the separation of the roles of Chairman of the Board and CEO. The board of directors believes that it is in our best interest to retain flexibility in determining whether to separate or combine the roles of Chairman and CEO based on our circumstances. Mr. Singer is the CEO and Mr. Warehime is the Chairman of the Board, meaning the roles of Chairman of the Board and CEO are currently separate.

If the Chairman of the Board is not an independent director, our corporate governance principles provide for a Lead Independent Director. The Lead Independent Director is elected by the independent directors of the board. The Lead Independent Director:

- coordinates the activities of the independent directors;
- advises the Chairman and participates with the Chairman and CEO in preparing board meeting schedules and agendas;
- advises the Chairman and CEO as to the quality, quantity and timeliness of information provided to the independent directors;
- presides at all meetings of the board when the Chairman is not present and at all executive sessions of the board;
- calls meetings of the independent directors;
- recommends the retention of consultants by the board;
- interviews director candidates along with the members of the governance and nominating committee;
- assists with compliance with our governance principles;
- coordinates and moderates executive sessions of the board;
- evaluates the CEO's performance along with the compensation committee;
- recommends to the governance and nominating committee the membership of the committees of the board and committee chairmen; and
- serves as a member of the executive committee and as a member of all other committees of the board.

Mr. Warehime is the Chairman of the Board and Mr. Prezzano is the Lead Independent Director.

Board Committees

The board of directors has a standing audit committee, compensation committee, executive committee, banking and contracts committee and governance and nominating committee. The board of directors may also establish other committees from time to time as it deems necessary. Committee members and committee chairs are appointed by the board of directors.

The members of the board's committees are identified in the following table:

Director	Audit	Compensation	Executive	Governance and Nominating	Banking and Contracts
Jeffrey A. Atkins	Chair		X		
Peter P. Brubaker	X	X			
C. Peter Carlucci, Jr.		X		X	
John E. Denton		X	X	X	
James W. Johnston	X			X	
Carl E. Lee, Jr.					
W.J. Prezzano	X	X	X	Chair	X
David V. Singer			X		Chair
Dan C. Swander		X		X	
Isaiah Tidwell	X	Chair	X		
Michael A. Warehime			Chair		
Patricia A. Warehime					

Each committee of the board of directors functions pursuant to a written charter adopted by the board of directors. Copies of each of the committee charters are available on our website, www.snyderslance.com, under the *Investor Relations* tab.

The following table provides information about the operation and key functions of each board committee:

Committee	Members	Functions and Additional Information	Number of Meetings in Fiscal 2011
Audit Committee	Jeffrey A. Atkins (1) Peter P. Brubaker James W. Johnston W.J. Prezzano Isaiah Tidwell	• Assists the board of directors in fulfilling its oversight responsibilities by overseeing and reviewing the financial reports and other financial information provided to the stockholders • Provides director oversight of the independent auditor, which includes having sole authority and responsibility for appointment, termination and compensation of the independent auditor • Consults with the independent auditor out of the presence of management about internal controls and the fullness and accuracy of our financial statements • Reviews the integrity of our internal and external financial reporting processes • Considers and approves, if appropriate, major changes to our auditing and accounting principles and practices as suggested by the independent auditor, management or the internal auditor • Monitors our systems and procedures for compliance with laws, regulations and other legal requirements • Oversees our risk assessment and risk management policies • Oversees the development of our enterprise risk management policies and procedures • Reviews capital expenditure projects, acquisitions and divestitures in excess of $5 million • The board of directors has determined that Mr. Atkins is an "audit committee financial expert" within the meaning of applicable SEC regulations • The board of directors has determined that all of the members of the audit committee are "independent" within the meaning of applicable Nasdaq listing standards	5
Compensation Committee	Isaiah Tidwell (1) Peter P. Brubaker C. Peter Carlucci, Jr. John E. Denton W.J. Prezzano Dan C. Swander	• Administers and interprets our executive employee stock plans • Reviews the compensation of our executive officers and establishes their compensation (other than the CEO) • Recommends performance criteria for the CEO to the board of directors • Evaluates the performance of the CEO and reports to the board of directors on such evaluation • Makes recommendations to the board of directors concerning the compensation of the CEO and non-employee directors • The board of directors has determined that all of the members of the compensation committee are "independent" within the meaning of applicable Nasdaq listing standards	5
Executive Committee	Michael A. Warehime (1) Jeffrey A. Atkins John E. Denton W.J. Prezzano David V. Singer Isaiah Tidwell	• Exercises the authority of the board and acts on its behalf from time, except when such authority is delegated to the independent directors or the delegation of such authority is prohibited by law	0
Governance and Nominating Committee	W.J. Prezzano (1) C. Peter Carlucci, Jr. John E. Denton James W. Johnston Dan C. Swander	• Identifies, evaluates and recommends candidates for election to the board of directors • Recommends the members of each committee and the Chairman of each committee to the board of directors • Assesses and reviews with the board of directors the appropriate qualifications for members of the board of directors • Reviews and recommends appropriate changes to the board of directors regarding our corporate governance principles, codes of conduct and ethics and other corporate governance documents • Reviews the adequacy of the committee charters and recommends any changes to the board of directors • The board of directors has determined that all of the members of the governance and nominating committee	3

Committee	Members	Functions and Additional Information	Number of Meetings in Fiscal 2011
		are "independent" within the meaning of applicable Nasdaq listing standards	
Banking and Contracts Committee	David V. Singer (1) W.J. Prezzano	• Selects our banks and financial institutions • Designates those officers and employees authorized to conduct business with such banks and financial institutions • Reviews, approves and authorizes certain contracts arising in the ordinary course of business	0

(1) Committee Chairman

Board's Role in Risk Oversight

Management is responsible for managing the risks that Snyder's-Lance faces. The board of directors is responsible for overseeing management's approach to risk management. The involvement of the full board of directors in reviewing our strategic objectives and plans is a key part of the board's assessment of management's approach and tolerance to risk. While the board of directors has ultimate oversight responsibility for overseeing management's risk management process, the board has delegated to the audit committee the lead role in overseeing the Company's approach to risk management.

The audit committee is responsible for (i) overseeing our risk assessment and risk management policies; (ii) overseeing management's identification, monitoring and evaluation of our major financial and other risk exposures, including operational, legal, regulatory, business, commodity, major project, strategic, credit, liquidity, derivative, reputation and external risks; (iii) overseeing the development of our enterprise risk management policies and procedures, including limits and tolerances, risk roles and responsibilities, risk mitigation decisions and risk related assumptions; and (iv) reporting regularly to the board of directors on our overall enterprise risk management program.

The compensation committee also assists the board in its oversight of the evaluation and management of risks related to our compensation policies and practices.

Director Nomination Process

The board of directors has delegated to its governance and nominating committee the responsibility for identifying, evaluating and recommending director candidates to the board of directors. In identifying potential director candidates, the governance and nominating committee seeks input from other members of the board of directors and executive officers. Additionally, the governance and nominating committee may consider director candidates recommended by employees, community leaders, business contacts, third-party search firms and any other sources deemed appropriate by the governance and nominating committee. The governance and nominating committee will also consider director candidates appropriately recommended by stockholders.

In evaluating director candidates, the governance and nominating committee does not set specific, minimum qualifications that must be met by a director candidate. Rather, the governance and nominating committee considers the following factors, in addition to any other factors deemed appropriate by the governance and nominating committee:

- whether the candidate is of the highest ethical character and shares our values;
- whether the candidate's reputation, both personal and professional, is consistent with our image and reputation;
- whether the candidate's diverse characteristics, experiences, perspectives and skills would benefit the board of directors given the current composition of the board of directors;
- whether the candidate is "independent" as defined by the applicable Nasdaq listing standards and other applicable laws, rules or regulations regarding independence;

- whether the candidate qualifies as someone who is "financially sophisticated" or as an "audit committee financial expert" as described in the Nasdaq listing standards or any other applicable laws, rules or regulations;

- whether the candidate is free from material conflicts of interest that would interfere with the candidate's ability to perform the duties of a director or that would violate any applicable Nasdaq listing standards or other applicable laws, rules or regulations;

- whether the candidate's service as an executive officer of another company or on the boards of directors of other companies would interfere with the candidate's ability to devote sufficient time to discharge his or her duties as a director; and

- if the candidate is an incumbent director, the director's overall service to Snyder's-Lance during the director's term, including the number of meetings attended, the level of participation and the overall quality of performance of the director.

Diversity is one of the various factors the governance and nominating committee may consider in identifying director nominees, but the governance and nominating committee does not have a formal policy regarding board diversity.

The governance and nominating committee assesses and reviews these guidelines with the board of directors each year and modifies them as appropriate. The board of directors also considers these guidelines in carrying out its responsibility for filling vacancies and selecting nominees for election as directors at annual meetings of stockholders. All director candidates, including candidates appropriately recommended by stockholders, are evaluated in accordance with the process described above.

Stockholder Recommendations of Director Candidates

Stockholders who wish to recommend director candidates for consideration by the governance and nominating committee may do so by submitting a written recommendation to the chairman of the governance and nominating committee c/o our Secretary at Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. Such recommendation must include the following:

- the name and address of the stockholder submitting the recommendation or the beneficial owner, if any, on whose behalf the recommendation is made;

- the class and number of shares of our stock that are owned beneficially and of record by the stockholder and, if applicable, the beneficial owner, including the holding period for such shares as of the date of the recommendation;

- sufficient biographical information concerning the director candidate, including a statement about the director's qualifications;

- all other information regarding each director candidate proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission;

- description of all arrangements or understandings among the stockholder and the candidate and any other person or persons pursuant to which the recommendation is being made; and

- a written consent of the candidate to be named in our proxy statement and to stand for election if nominated by the board of directors and to serve if elected by the stockholders.

Recommendations by stockholders for director candidates to be considered for the 2013 annual meeting must be submitted by November 28, 2012. Appropriate submission of a recommendation by a stockholder does not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in our proxy statement.

Our Bylaws provide that nominations of persons for elections to the board of directors may be made at any annual meeting of the stockholders by any stockholder entitled to vote on such election. Such nominations must be submitted in writing to our Secretary at our principal office at least 75 days, but not more than 105 days, before the first anniversary of the preceding year's annual meeting, and in accordance with the procedures specified in our Bylaws. The presiding officer or chairman of the annual meeting of stockholders may refuse to accept the nomination of any person that is not submitted in compliance with such procedures.

Stockholder Communications with the Board

Stockholders may communicate with any of our directors by sending a written communication to a director c/o our Secretary at Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277. All communications received in accordance with these procedures will be reviewed by the Secretary and forwarded to the appropriate director or directors unless such communications are considered, in the reasonable judgment of the Secretary, to be improper for submission to the intended recipient, such as communications unrelated to our business, relating to routine or insignificant matters, advertisements, commercial solicitations or frivolous or offensive communications.

DIRECTOR COMPENSATION

The following table shows the compensation paid to each non-employee director who served on our board of directors in 2011:

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Jeffrey A. Atkins	73,000	86,680	—	—	—	159,680
Peter P. Brubaker	69,000	86,680	—	—	3,611 (4)	159,291
C. Peter Carlucci, Jr.	67,500	86,680	—	—	3,611 (4)	157,791
John E. Denton	69,000	86,680	—	—	3,611 (4)	159,291
William R. Holland	6,000	—	—	—	—	6,000
James W. Johnston	67,500	86,680	—	—	—	154,180
W.J. Prezzano	96,000	86,680	—	—	—	182,680
Dan C. Swander	67,500	86,680	—	—	—	154,180
Isaiah Tidwell	80,500	86,680	—	—	—	167,180
Michael A. Warehime	660,000	—	—	566,280 (5)	76,604 (6)	1,302,884
Patricia A. Warehime	55,500	86,680	—	—	3,611 (4)	145,791
Sally W. Yelland	3,000	—	—	—	3,611 (4)	6,611

(1) The amounts shown in this column represent the aggregate amounts of fees earned or paid in cash for services as a director in fiscal year 2011.

(2) The amounts shown in this column represent the aggregate grant date fair value of restricted common stock awards computed in accordance with ASC Topic 718. Each non-employee director (except for Mr. Warehime) received 4,000 shares of restricted stock on June 20, 2011 under the 2008 Director Stock Plan. The assumptions made in determining the fair values of the stock awards are described on pages 35 and 38 to 41 of our Form 10-K for the fiscal year ended December 31, 2011. There were no forfeitures of restricted stock awards in fiscal year 2011. As of December 31, 2011, the aggregate number of shares of restricted common stock outstanding for each of the non-employee directors serving on such date was as follows: Mr. Atkins—4,000; Mr. Brubaker—4,000; Mr. Carlucci—4,000; Mr. Denton—4,000; Mr. Johnston—4,000; Mr. Prezzano—4,000; Mr. Swander—4,000; Mr. Tidwell—4,000; Mr. Warehime—0; and Ms. Warehime—4,000.

(3) There were no option awards to directors in fiscal year 2011. Options held by former directors of Snyder's were converted into options with respect to Snyder's-Lance common stock on December 6, 2010 under the terms of the merger agreement with Snyder's. As of December 31, 2011, the aggregate number of shares underlying outstanding option awards for each of the directors serving on that date was: Mr. Atkins—0; Mr. Brubaker—0; Mr. Carlucci—57,852; Mr. Denton—58,022; Mr. Johnston—0; Mr. Prezzano—0; Mr. Swander—0; Mr. Tidwell—0; Mr. Warehime—0; and Ms. Warehime—0.

(4) Amount reflects one-time discretionary cash payment provided in lieu of stock options that would have been granted in 2011 to the former directors of Snyder's pursuant to the Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan.

(5) This amount represents the cash amount earned by Mr. Warehime under our 2011 Annual Plan. See the narrative description below for additional information regarding Mr. Warehime's compensation arrangements.

(6) Amounts reflect (a) one-time discretionary cash payment provided in lieu of stock options that would have been granted in 2011 to the former directors of Snyder's pursuant to the Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan—$45,140, (b) life insurance premiums—$9,941, (c) personal use of automobile—$11,233 and (d) 401(k) match—$10,290.

In connection with a review of our director compensation, we engaged Pearl Meyer & Partners ("Pearl Meyer") to conduct an assessment of the competitiveness of our policies. Pearl Meyer prepared a report which identified a group of 11 peer firms and concluded that the total annual direct compensation paid to our directors ranked 8th out of 12 firms, which is at the 35th percentile of the group. Based upon these findings, the recommendations made by Pearl Meyer in their report and the recommendations of our Compensation Committee, on February 8, 2011, the board of directors approved several changes to director compensation. These changes included increasing the annual retainer for board members, increasing the additional fee for serving as Chairman of the Compensation Committee and adding an additional fee for serving as Lead Independent Director. The basic elements of compensation for our non-employee directors for 2011 were as follows:

Elements of Non-Employee Director Compensation	2011 ($)
Basic Annual Retainer for All Non-Employee Directors	45,000
Additional Fee for Lead Independent Director	15,000
Additional Fee for Chairman of the Audit Committee (1)	10,000
Additional Fee for Chairman of the Compensation Committee (1)	10,000
Additional Fee for Chairman of the Governance and Nominating Committee (1)	7,500
Fee for each Board of Directors and Committee Meeting Attended (1)	1,500

(1) The Chairman of the Board does not receive a fee for attending Committee meetings or serving as a committee chairman.

Under the terms of the merger agreement, Michael A. Warehime is entitled to receive through 2013 annual compensation of $660,000 plus an annual incentive target equal to $990,000 under our Annual Plan. Mr. Warehime's incentive opportunity under the Annual Plan is required to be determined in a manner consistent with the annual incentive for the CEO. See the discussion beginning on page 21 for additional information regarding the 2011 Annual Plan. Mr. Warehime also received certain perquisites and personal benefits in 2011 consistent with benefits he received from Snyder's prior to the merger.

Under our 2008 Director Stock Plan, each non-employee director serving on the 20th day of the month following our annual meeting of stockholders each year automatically receives an award of up to 4,000 shares of our restricted stock. In 2011, each non-employee director received an award of 4,000 shares of restricted stock on June 20, 2011.

Shares of our restricted stock subject to awards under the 2008 Director Stock Plan vest 12 months after the date of the award. If there is a change in control of Snyder's-Lance prior to such vesting date, then the shares of restricted stock become fully vested on the date of the change in control, as determined under the plan. If the director ceases to serve as a director prior to such vesting date due to the director's death, then the shares of restricted stock become fully vested on the date of the director's death. If the director ceases to serve as a director for any reason other than death prior to the vesting date, then the shares of restricted stock become vested on a pro rata basis at a rate of one-twelfth for each month that the director served as a director after the applicable award date. Directors have the right to receive dividends with respect to the restricted shares and to vote the shares prior to vesting.

EXECUTIVE COMPENSATION

This discussion includes statements regarding financial and operating performance targets in the limited context of our executive compensation programs. Investors should not evaluate these statements in any other context. These are not statements of management's expectations of future results or guidance.

Compensation Discussion and Analysis

In this section, we explain the compensation of the following officers, who we refer to as the "named executive officers," of Snyder's-Lance for fiscal year 2011:

Name	Title
David V. Singer	Chief Executive Officer
Carl E. Lee, Jr.	President and Chief Operating Officer
Rick D. Puckett	Executive Vice President, Chief Financial Officer and Treasurer
Kevin A. Henry	Senior Vice President and Chief Human Resources Officer
Charles E. Good	Senior Vice President
Blake W. Thompson (1)	Senior Vice President – Supply Chain

(1) Mr. Thompson resigned on August 22, 2011.

We also describe certain compensation provided to Michael A. Warehime, Chairman of the Board, pursuant to the terms of the merger agreement with Snyder's of Hanover, Inc. (the "merger agreement").

Executive Summary

Executive Compensation Philosophy

The Compensation Committee of the Board of Directors (the "Committee") is responsible for providing overall guidance for the compensation of all of our executive officers, including the named executive officers. The Committee believes that our executive compensation program should:

- Create and protect value for stockholders;
- Support our business strategy;
- Be guided by clear and consistent objectives, principles and philosophies undergirded by integrity, fairness and objectivity;
- Reward and motivate performance and admonish failure to deliver performance against agreed upon goals and objectives; and
- Competitively support and enable the attraction, recruitment, development and retention of top tier leadership talent.

We seek to accomplish these objectives in a way that is consistent with our culture and the long-term interests of our stockholders and employees.

Elements of Executive Compensation

The following table lists the key elements of our 2011 executive compensation program:

Elements of Compensation	Reward Period	Primary Objective: Attract and Retain	Primary Objective: Reward Performance and Responsibility	Primary Objective: Align Interests with Stockholders	Method of Delivery
Base Salary	Ongoing	☑	☑		-Cash
Annual Performance Incentive Plan	Annual	☑	☑	☑	-Cash
Long-Term Cash and Equity Compensation	Annual	☑	☑	☑	-Stock Options -Restricted Stock -Cash
Severance and Change of Control Arrangements	Specific Events	☑			-Cash severance payments -Accelerated vesting of stock options and restricted stock
Benefits and Perquisites	Ongoing	☑			-Supplemental benefit plans -Certain perquisites

Role of Stockholder Say-on-Pay Votes

We provide our stockholders with the opportunity to cast an annual advisory vote on executive compensation (a "say-on-pay proposal"). At the Company's annual meeting of stockholders held in May 2011, approximately 95% of the votes cast on the say-on-pay proposal at the meeting were voted in favor of the proposal. The Committee believes this vote affirms the stockholders' support of the Company's approach to executive compensation and did not make specific changes to our executive compensation program in response to the vote. As discussed below, however, the Committee continues to review and refine the design and administration of our executive pay practices. The Committee also will continue to consider the outcome of the Company's say-on-pay votes when making future compensation decisions for the named executive officers.

Changes to Our Compensation Programs

As a result of the merger, the boards of directors and executive teams of Lance and Snyder's were combined in December 2010 and are now working together to manage a significantly larger and more complex organization. In connection with these changes, the Compensation Committee of the Board of Directors (the "Committee") initiated an in-depth review of our executive compensation program in 2011, which is continuing with the assistance of its consultant, Pearl Meyer & Partners (the "consultant"). Over the past several years, the Committee has made the following changes to our compensation program in connection with its reviews:

- Strengthened the link between stockholder value creation and executive compensation by adding the performance measure of Relative Total Shareholder Return to our long-term incentive program;
- Adopted a new form of executive severance agreement to be used for new executive officers, which is more consistent with current market practices and provides reduced benefits from previous severance agreements;
- Discontinued the practice of entering into change in control agreements with new executive officers;
- Entered into an amendment agreement with Mr. Puckett to eliminate his right to receive change in control benefits if he voluntarily terminates his employment during the thirteenth month following a change in control;
- Clarified in the Company's annual and long-term incentive plans that a change in control will occur only upon the closing of a relevant transaction rather than stockholder approval of the transaction;
- Strengthened the stock ownership guidelines for officers and directors;
- Included a "double trigger" for the change in control provisions in the proposed Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan being presented to the stockholders for approval at the annual meeting; and
- Eliminated tax gross-ups for perquisites beginning January 1, 2012.

The Committee also determined to eliminate the remaining perquisites for the named executive officers beginning January 1, 2013 and is considering various other changes, including further revisions to our change in control provisions.

Determining Executive Compensation

The Committee approves all elements of compensation for the named executive officers other than the CEO. For the CEO, the Committee approves and recommends all annual compensation to the Board of Directors for final review and approval. The Committee has sole responsibility for and approves all long-term and stock-based compensation for all executive officers, including the CEO.

The CEO conducts an annual review of performance and compensation of the named executive officers during the first quarter of each year. As part of this review, the CEO submits recommendations to the Committee relating to the compensation of these officers. Following a review of these recommendations, the Committee determines and approves the compensation of these officers, with such modifications of the CEO's recommendations as the Committee considers appropriate.

The Committee's review of the CEO's compensation is subject to separate procedures. The Committee, with the assistance of the Chairman of the Board and the Lead Independent Director, conducts an annual evaluation of the CEO's performance. Based on that evaluation, the Committee then consults with its independent compensation consultant and determines and recommends to the Board of Directors the CEO's annual compensation and performance objectives. The Board of Directors, upon recommendation of the Committee, establishes the performance criteria for the CEO and reviews the CEO's performance against the criteria. The independent directors of the Board meet in executive session to set the annual compensation for the CEO.

How do we determine compensation levels for the named executive officers?

In setting and recommending compensation levels, the Committee considers all elements of the executive compensation program in total rather than each element in isolation. The Committee is guided by its own subjective judgment and those sources of information that the Committee considers relevant, including various compensation surveys and data provided by the Committee's compensation consultant. The Committee also reviews the compensation data and tables in the Executive Compensation section of our annual proxy statements. The overall purpose of these reviews is to bring together in one place all of the elements of actual and potential future compensation of our named executive officers so the Committee may analyze both the individual amounts of compensation, the mix of compensation and the total amounts of actual and potential compensation.

As a general principle, the Committee believes that compensation of the executive officers cannot always be based upon fixed formulas and that the prudent use of discretion in determining compensation will generally be in the long-term interests of our Company and its stockholders. Accordingly, from time to time in the exercise of its discretion, the Committee may approve changes in compensation that it considers to be appropriate to award performance or otherwise to provide incentives toward achieving the objectives of our executive compensation program.

Role of Compensation Consultant and Benchmarking

The Committee retains Pearl Meyer & Partners to assist the Committee in its executive compensation decisions. For its decisions regarding 2011 compensation, the Committee engaged the consultant to provide an assessment of the competitiveness of our executive compensation program, including the competitiveness of our base salaries, target total cash compensation, actual total cash compensation, long-term incentives, and target and actual total direct compensation, with similar size companies in similar industries. The consultant also assists the Committee in its evaluation of the performance of the CEO.

In conducting its assessment, the consultant used data from comprehensive surveys. The consultant used the 2010/2011 Watson Wyatt Survey Report on Top Management Compensation, the 2010 US Mercer Benchmark Database Executive and one confidential survey for its analysis of cash compensation. The data from these surveys was adjusted for differences in revenues and sizes of peer companies using regression analysis, focusing on companies with $1.6 billion in revenue within the non-durable manufacturing industry (food and kindred products) and general industry firms employing the appropriate revenue, industry, and executive role perspectives.

The consultant also selected a peer group based on input from the Committee and consisting of publicly traded companies in the food and snack food industries with a target median revenue size of $1.6 billion. The peer group consisted of the following 11 companies:

Company Name	Revenue (1) ($ in billions)	Market Capitalization (2) ($ in billions)	Market Capitalization to Revenue Ratio
Coca-Cola Bottling Co.	1.5	0.5	0.3
Church & Dwight Inc.	2.6	4.6	1.8
Del Monte Foods Co.	3.7	2.6	0.7
Diamond Foods, Inc.	0.6	0.9	1.4
Flowers Foods Inc.	2.6	2.3	0.9
Hain Celestial Group, Inc.	0.9	1.0	1.1
J&J Snack Foods Corp.	0.7	0.8	1.1
McCormick & Co. Inc.	3.3	5.6	1.7
Ralcorp Holdings Inc.	3.9	3.2	0.8
Sunopta Inc.	1.0	0.4	0.4
Treehouse Foods, Inc.	1.6	1.6	1.0
Peer Group Median	**1.6**	**1.6**	**1.0**
Snyder's-Lance, Inc. (3)	**1.6**	**1.6**	**1.0**

(1) Revenue reflects 4 quarters trailing as of November 2010.
(2) As of November 2010.
(3) Reflects projected fiscal year end revenue and market capitalization (as estimated in November 2010), assuming the merger occurred on January 1, 2010.

The Committee considers the compensation of our CEO and the other named executive officers relative to the compensation paid to similarly situated executives at companies in the survey group, peer group and a market composite reflecting the average of the survey and peer group data. The Committee used these comparisons as a point of reference for measurement but not as the determinative factor in setting our executives' compensation.

Neither the consultant nor any of its affiliates provide any services to Snyder's-Lance except for the services related solely to executive officer and director compensation.

Base Salaries

Base salaries are the foundation of our executive compensation program. The Committee generally seeks to maintain base salaries for the named executive officers around the 50th percentile of base salaries for similar positions at similar companies. The Committee, however, also considers the responsibilities of the executives, market demand for executives with similar capability, experience and time in position, and our corporate performance and the performance of each executive in relation to our strategic objectives.

The following table reflects the base salaries approved for the named executive officers for 2011:

2011 Base Salaries

Name	Approved 2011 Base Salary
David V. Singer	$725,000
Carl E. Lee, Jr.	$625,000
Rick D. Puckett	$455,000
Kevin A. Henry	$320,000
Charles E. Good	$288,750
Blake W. Thompson	$318,600

The CEO's base salary was increased by 3.6% for 2011 as compared to his 2010 base salary. The base salaries for the other named executive officers were increased by amounts ranging from 3% to 14% of 2010 base salaries.

How did we determine base salaries for 2011?

On February 7, 2011, the Committee considered its annual review of Mr. Singer's compensation. As a result of that review and the Committee's evaluation of our performance and the performance of Mr. Singer in 2010, the Committee approved and recommended to the Board of Directors a 3.6% increase in his base salary for 2011. In determining the amount of the increase, the Committee considered the consultant's analyses of the survey and peer group data and noted that Mr. Singer's base salary was below the 50th percentile of the market composite. The Committee also considered Mr. Singer's performance review and the fact that the Company's operating results for 2010 were below plan. The increase put Mr. Singer's base salary between the 35th and 40th percentiles of the market composite. The Board of Directors approved Mr. Singer's salary increase on February 8, 2011.

On February 7, 2011, Mr. Singer submitted recommendations to the Committee regarding the base salaries for the other named executive officers. Based on Mr. Singer's recommendations, input from the consultant and the Committee's subjective evaluation of the Company's performance and the performance of those individuals in 2010, the Committee increased the base salaries of the other named executive officers by amounts ranging from 3% to 14% for 2011. Mr. Lee's base salary was increased by approximately 14% from his 2010 base salary at Snyder's of Hanover, Inc. This increase was provided to Mr. Lee in connection with his assuming the role of President and COO at the time of the merger and recognizes his previous CEO experience and vital role in the integration and operational management of the larger combined company. Mr. Puckett's base salary was increased by approximately 10% in recognition of his increased responsibilities as a result of the merger. On average, the 2011 base salaries of the named executive officers, other than Mr. Singer, were set at the 49th percentile of the market composite. On an individual basis, the base salaries for those officers ranged from the 40th percentile (Mr. Good) to the 75th percentile (Mr. Lee) of the market composite.

Mr. Warehime received $660,000 for his services as Chairman of the Board in 2011. In accordance with the terms of the merger agreement, Mr. Warehime is entitled to receive annual base compensation of $660,000 for each of 2011, 2012 and 2013.

Annual Performance Incentive Plans

Our annual performance incentive plans (the "Annual Plans") are designed to provide each executive officer the opportunity to receive an annual cash bonus based on the achievement of certain sales, financial and operational goals. In setting bonus awards, the Committee considers each executive's level of responsibility in relation to our annual and long-term objectives, recommendations of the CEO, and our obligations under the agreements with the CEO. The Committee sets target bonuses at levels that are designed to link a substantial portion of each individual's total annual compensation to the achievement of performance goals.

The performance goals are set with respect to pre-determined financial measures for our business. The financial performance measures and goals are determined based on our operating plan for the year, which is developed by management and approved by the Board of Directors.

2011 Annual Plan

On February 7, 2011, the Committee adopted and approved the Snyder's-Lance, Inc. 2011 Annual Performance Incentive Plan for Officers (the "2011 Annual Plan"). The 2011 Annual Plan was recommended to the Board of Directors, which approved the participation of Mr. Singer in the plan on February 8, 2011. The Board of Directors also approved the participation of Michael A. Warehime, Chairman of the Board, in the 2011 Annual Plan pursuant to the terms of the merger agreement.

The following tables reflect the calculations and amounts of the annual bonuses paid to each of the named executive officers under the 2011 Annual Plan:

2011 Annual Bonus Awards

Name	Base Salary	x	Target Bonus % (% of Base Salary)	x	Overall Goal Achievement Percentage	=	Bonus Award Paid
Rick D. Puckett	$455,000	x	75%	x	57.2%	=	$195,195
Kevin A. Henry	$320,000	x	50%	x	57.2%	=	$91,520
Charles E. Good	$288,750	x	50%	x	57.2%	=	$82,583
Blake W. Thompson	$318,600	x	50%	x	0%	=	$0*

* Mr. Thompson resigned prior to the payout date.

Name	x	Pre-Tax Operating Profit*	x	Award Percentage	=	Bonus Award Earned	-	Discretionary Reduction	=	Bonus Award Paid
Michael A. Warehime	x	$84.7	x	1.4%	=	$1,185,800	-	$619,520	=	$566,280
David V. Singer	x	$84.7	x	1.3%	=	$1,101,100	-	$686,400	=	$414,700
Carl E. Lee, Jr.	x	$84.7	x	1.2%	=	$1,016,400	-	$658,900	=	$357,500

* In millions. Excludes special items.

Why are there two different formulas for determining annual bonuses?

The Committee seeks to select target financial measures and goals based on our annual operating plan. Due to the expected unpredictability of the operations and financial results of the Company in 2011 resulting from the merger, the Committee desired to retain the ability to exercise both positive and negative discretion when evaluating an executive's performance, so it would have the flexibility to increase or decrease bonus awards. The Committee is restricted by Section 162(m) of the Internal Revenue Code (the "Code") from using positive discretion to increase an award for certain "covered officers," which include Messrs. Singer and Lee. Consequently, the Committee established a bonus formula for Messrs. Singer and Lee with potentially higher payout levels while retaining the ability to use appropriate negative discretion. The alternative formula was also used for Mr. Warehime pursuant to the terms of the merger agreement, which requires Mr. Warehime's target incentive to be consistent with the CEO's. In considering whether to use negative discretion to reduce the final bonus awards, the Committee was permitted to consider various factors, including the Company's overall achievement level with respect to the financial goals set for Messrs. Puckett, Henry, Good and Thompson.

Each named executive officer was assigned a target bonus award under the 2011 Annual Plan based on a percentage of his base salary. The following target awards were assigned to the named executive officers for 2011:

Name	2011 Award Percentage (% of Base Salary)	2011 Annual Plan Target Award
David V. Singer	100%	$725,000
Carl E. Lee, Jr.	100%	$625,000
Rick D. Puckett	75%	$341,250
Kevin A. Henry	50%	$159,985
Charles E. Good	50%	$144,375
Blake W. Thompson	50%	$159,300

Mr. Warehime's target award was set at $990,000 in accordance with the terms of the merger agreement.

The target awards for Messrs. Warehime, Singer and Lee were set as a point of reference for the Committee when determining whether to exercise negative discretion. Mr. Warehime is entitled to a target award in accordance with the terms of the merger agreement, under the Annual Plan, of 150% of his base compensation for each of 2011, 2012 and 2013. Mr. Singer's target award was set in accordance with his employment agreement, which provides for a target annual award equal to 100% of base salary. Mr. Singer's total target cash compensation (*i.e.*, base salary plus target annual bonus) was set between the 35th and 45th percentiles of the market composite.

Mr. Lee's target award was set at 100% of base salary in connection with his assuming the role of President and COO at the time of the merger and to reflect his broad responsibilities with the combined company. Mr. Puckett's target award was increased to 75% of base salary for 2011 from 60% of base salary for 2010 due to his increased responsibilities resulting from the merger. Mr. Henry's target award remained at 50% of base salary, and Mr. Good's target award was set at 50% of base salary, which the Committee determined was in line with market data for similar positions at peer companies. On average, the total target cash compensation for the named executive officers, other than Mr. Singer, was set at the 50th percentile of the market composite, with the individual total target cash compensation for each named executive officer ranging from the 45th percentile (Mr. Henry and Mr. Good) to the 75th percentile (Mr. Lee).

For each of Messrs. Puckett, Henry and Good, the overall goal achievement percentage under the 2011 Annual Plan was calculated based on our achievement of annual corporate performance goals with respect to pre-determined financial performance measures. For 2011, the Committee selected annual financial measures and assigned applicable weights and performance goals as follows:

Performance Measure	Weight	Target Performance Goal (1)
Net Revenue	40%	$1.62 billion (2)
Corporate Earnings Per Share ("EPS")	40%	$0.92 (3)
Free Cash Flow	20%	$74 million (4)

(1) The threshold payout for each performance measure was zero and the maximum payout for each performance measure was 200% of target.

(2) For Net Revenue, performance below target resulted in a 25% reduction in the payout for each 1% reduction in Net Revenue below target, and performance above target resulted in a 25% increase in the payout for each 1% increase in Net Revenue above target. The payout with respect to Net Revenue was subject to increase or decrease by the Committee, at its discretion, due to the complexities of the route conversion and major partner brand activities. The payout for Net Revenue could not exceed target if the threshold level of achievement was not obtained for EPS.

(3) For Earnings Per Share, performance below target resulted in a 10% reduction in payout for each $0.01 reduction in EPS below target, and performance above target resulted in a 10% increase in payout for each $0.01 increase in EPS over $1.00.

(4) For Free Cash Flow, performance below target resulted in a 5% reduction in payout for each $1.0 million reduction in Free Cash Flow below target, and performance above target resulted in a 5% increase in payout for each $1.0 million increase in free cash flow above $79 million.

The Committee replaced one of the financial measures used in 2010—Cash Flow from Operations—with Free Cash Flow for 2011. The change was made to better measure the Company's performance during the integration with Snyder's. The Committee also increased the weighting for Net Revenue from 35% to 40% and decreased the weighting for EPS from 45% to 40% to give equal weighting to these measures and recognize each as important measures of the combined company's integration and growth.

For Messrs. Warehime, Singer and Lee, the Committee approved annual bonus opportunities equal to 1.4%, 1.3% and 1.2%, respectively, of Pre-Tax Operating Profit, subject to the exercise of negative discretion by the Committee to reduce the final awards. In considering any discretionary reductions, the Committee was permitted to take into account the target award for each participant as well as the overall goal achievement under the performance goals set with respect to Net Revenue, EPS and Free Cash Flow.

Each of the financial performance measures (excluding special items) was defined in the 2011 Annual Plan as follows:

- "Net Revenue" is defined as sales and other operating revenue, net of returns, allowances, discounts and other sales deduction items for the 2011 fiscal year, as audited and reported in our Form 10-K for the 2011 fiscal year.
- "Corporate Earnings Per Share" is defined as the fully diluted earnings per share of the Company for the 2011 fiscal year, as audited and reported in our Form 10-K for the 2011 fiscal year.
- "Free Cash Flow" is defined as total operating cash flow less capital expenditures, excluding a special tax refund resulting from change in control expenses related to the merger, for the 2011 fiscal year, as audited and reported in our Form 10-K for the 2011 fiscal year.

- "Pre-Tax Operating Profit" is defined as net revenue less total cost of goods and operating expenses.

The Committee maintained discretion to adjust any award under the 2011 Annual Plan for extraordinary items such as acquisitions, dispositions, discontinued operations, required accounting adjustments or similar events, provided that the manner of exercising such discretion would not prevent the Company from deducting the award for tax purposes under Section 162(m) of the Code. The Committee also retained the discretion to reduce any award for any reason. The Committee exercised negative discretion to reduce the awards paid to Messrs. Singer, Lee and Warehime to reflect the overall goal achievement percentage of 57.2% obtained with respect to the performance goals for the other named executive officers.

Annual bonuses under the 2011 Annual Plan, as described above, were determined by the Committee and paid to the participants in February 2012.

Long-Term Cash and Equity Compensation

The Committee administers our 1997 Incentive Equity Plan, our 2003 Key Employee Stock Plan and our 2007 Key Employee Incentive Plan, as amended. The Committee is authorized to grant restricted stock awards, stock options and other equity awards under these plans. Awards granted to an individual are based upon a number of factors, including the recipient's position, salary and performance, as well as our overall corporate performance. Both the 1997 Incentive Equity Plan and the 2003 Key Employee Stock Plan have expired and there were no additional shares available for award under these Plans as of December 31, 2011.

The Committee makes awards under our equity incentive plans from time to time to reward short-term performance with equity-based compensation and to motivate the recipients' long-term performance and retention. Each year, the Committee adopts a three-year performance incentive plan for officers that includes a performance period that generally covers the current year and the two following years (the "Three-Year Plans").

2011 Three-Year Plan

On February 21, 2011, the Committee adopted and approved the 2011 Three-Year Performance Incentive Plan for Officers and Key Managers (the "2011 Three-Year Plan") under the 2007 Key Employee Incentive Plan. Each of the named executive officers was selected as a participant in the 2011 Three-Year Plan and assigned a target incentive based on his level of responsibility and position and the analyses and recommendations of the consultant.

The Committee assigned the following target incentives to the named executive officers:

Name	2011 LTIP Overall Target Incentive
David V. Singer	$1,900,000
Carl E. Lee, Jr.	$800,000
Rick D. Puckett	$475,000
Kevin A. Henry	$350,000
Charles E. Good	$115,000
Blake W. Thompson	$350,000

How did the Committee determine the LTIP target amounts?

The Committee seeks to provide a substantial portion of total compensation in the form of long-term, "at risk" pay. The Committee generally attempts to set long-term target incentives around the 50th percentile of the Company's competitive market; however, the Committee also considers contractual obligations and subjective factors including the responsibilities of an executive, time in position and the market demand for executives with similar capability and experience. Mr. Singer's target incentive was determined based on his Executive Employment Agreement, and to set his long-term incentive compensation between the 50th and 60th percentiles of the composite market. For the remaining named executive officers, target incentives were set at approximately the 50th percentile of the market composite, except for Mr. Lee's incentive. Mr. Lee's incentive was set at the 70th percentile of the market composite to reflect his prior CEO experience and the importance of his management responsibilities in connection with the integration and operations of the larger combined company.

In accordance with the 2011 Three-Year Plan, each named executive officer was granted nonqualified stock options valued at 25% of his target incentive and restricted shares of common stock valued at 25% of his target incentive, as follows:

Name	Nonqualified Stock Option Shares	Restricted Stock Shares
David V. Singer	103,260	27,426
Carl E. Lee, Jr.	43,479	11,547
Rick D. Puckett	25,815	6,855
Kevin A. Henry	19,023	5,052
Charles E. Good	6,276	1,668
Blake W. Thompson	19,023	5,052

Each stock option granted under the 2011 Three-Year Plan had an initial exercise price of $17.32 and vests in three substantially equal annual installments beginning on February 23, 2012. Each participant was granted a number of stock options equal to the dollar value of his or her stock option incentive divided by the Black-Scholes value of the stock options on February 23, 2011.

Each share of restricted stock also vests in three substantially equal annual installments beginning on February 23, 2012. Each participant was granted a number of shares of restricted stock equal to the dollar value of his or her restricted stock incentive divided by $17.32, which was the closing price on February 23, 2011.

Each named executive officer was also assigned a performance award opportunity with a target long-term performance award equal to 50% of his target incentive under the 2011 Three-Year Plan. Payouts with respect to the performance award opportunities will be payable in cash based on the attainment of predetermined performance goals for 2012 and 2013 with respect to certain financial measures. The Committee determined that the performance period should not include 2011, due to the expected unpredictability of short-term operations and financial performance resulting from the post-merger integration.

The formulas for computing the long-term performance awards are as follows:

Participant	2011 LTIP Formula
David V. Singer	Cumulative Pre-Tax Operating Profit x 0.65% = Award Earned
Carl E. Lee, Jr.	Cumulative Pre-Tax Operating Profit x 0.60% = Award Earned
Rick D. Puckett Kevin A. Henry Charles E. Good Blake W. Thompson	Target Award x Overall Goal Achievement (%) = Award Earned

As discussed above under the heading "Annual Performance Incentive Plans—2011 Annual Plan," the formulas for computing the long-term performance awards for Messrs. Singer and Lee were different from the formulas for the other executive officers in order to retain the ability to exercise both positive and negative discretion. The Committee is restricted by Section 162(m) of the Code from using positive discretion to increase an award for Messrs. Singer and Lee. In determining any final awards to Messrs. Singer and Lee, the Committee may exercise negative discretion to reduce the awards taking into consideration each executive's target performance award and our overall goal achievement level with respect to the financial goals set for Messrs. Puckett, Henry, Good and Thompson under the 2011 Three-Year Plan.

The Committee set the target performance awards under the 2011 Three-Year Plan as follows:

Name	2011 LTIP Target Performance Award
David V. Singer	$950,000
Carl E. Lee, Jr.	$400,000
Rick D. Puckett	$237,500
Kevin A. Henry	$175,000
Charles E. Good	$57,750
Blake W. Thompson	$175,000

The overall goal achievement percentage under the 2011 Three-Year Plan will be computed based on a performance matrix taking into account the achievement of performance goals for selected performance measures and the Company's "Relative Total Shareholder Return" compared to a peer group of 24 companies. For 2011, the Committee chose the following performance measures and weightage factors:

Performance Measure	Weight
Cumulative Net Revenue	33.3%
Cumulative EPS	33.3%
Average Return on Invested Capital	33.3%

Due to the completion of the merger, the Committee determined to reduce the weighting for Net Revenue from 50% to 33.3%. The Committee also increased the weighting for EPS and Return on Invested Capital from 2010 amounts to 33.3% to reflect the Company's goal of increasing the return on investment.

The overall goal achievement percentage will be determined in accordance with the following matrix:

		Relative Shareholder Return			
Measure	**Attainment**	***Quartile 4***	***Quartile 3***	***Quartile 2***	***Quartile 1***
Net Revenue	Maximum	75%	100%	150%	175%
EPS	Target	50%	75%	100%	135%
ROIC	Threshold	25%	50%	75%	100%
	Less than 50%	0%	25%	50%	75%

Each of the performance measures (excluding special items) and other relevant terms under the 2011 Three-Year Plan are defined as follows:

- "Net Revenue" is defined as the cumulative total of the revenue and other operating revenue, net of returns, allowances, discounts and other sales deduction items for the 2012 and 2013 fiscal years, as audited and reported in the Company's Forms 10-K for the 2012 and 2013 fiscal years.

- "Corporate Earnings Per Share" is defined as the cumulative total of the fully diluted earnings per share of the Company for the 2012 and 2013 fiscal years, as audited and reported in Lance's Forms 10-K for the 2012 and 2013 fiscal years.

- "Return on Invested Capital" or "ROIC" is defined as the average of the ROIC for the 2012 and 2013 fiscal years, as audited and reported in the Company's Forms 10-K for the 2012 and 2013 fiscal years, calculated as follows:

$$\frac{\text{Operating Income x (1 – Tax Rate)}}{\text{Average Equity + Average Net Debt}}$$

- "Operating Income" means our actual earnings before interest and taxes, excluding other income and expenses; "Tax Rate" means our actual total effective income tax rate for each year; and "Average Net Debt" means our average debt less average cash for each year.

- "Relative Total Shareholder Return" is defined as the total shareholder return for the Company relative to a peer group of 24 companies. For additional information regarding the peer group, see Exhibit A-3 of the 2011 Three-Year Plan, attached as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011. Each peer company, including Snyder's-Lance, will be put into four quadrants ranked from highest TSR ("Quadrant 1") to the lowest TSR ("Quadrant 4").

- "Total Shareholder Return" ("TSR") is defined as the return of $100 invested in each stock of the peer companies at the beginning of the performance period compared to the value of that $100, with dividends reinvested, at the end of the performance period.

- "Pre-Tax Operating Profit" is defined as the Company's Net Revenue less total cost of goods and operating expenses for the 2012 and 2013 fiscal years.

The maximum potential payout under each performance award is 175% of target. The Committee maintains discretion to adjust any award under the 2011 Three-Year Plan for extraordinary items such as acquisitions, dispositions, discontinued operations, required accounting adjustments or similar events, provided that the manner of exercising such discretion will not prevent the Company from deducting the award for tax purposes under Section 162(m). The Committee also retains the discretion to reduce any performance award for any reason.

Payments of the performance awards, if any, will be made as soon as practicable in 2014 after the Committee has reviewed the Company's 2012 and 2013 audited financial statements and determined the performance levels achieved.

COO Retention Grant

On February 23, 2011, the Committee granted a nonqualified stock option to Mr. Lee for the purchase of 434,784 shares of common stock at an exercise price of $17.32 per share. The grant date fair value of the option was $1,717,397. The Committee granted the option to Mr. Lee as a result of his assuming the position of President and Chief Operating Officer, in recognition of his key role in the post-merger integration and to encourage his retention with the Company. The option vests in one installment on February 23, 2016, the fifth anniversary of the grant.

CFO Retention Amendment

On February 21, 2011, the Committee approved a Retention and Amendment Agreement (the "Retention Amendment") with Mr. Puckett. The Retention Amendment modified Mr. Puckett's Restated Compensation and Benefits Assurance Agreement, dated April 24, 2008, to eliminate his right to receive severance benefits if he voluntarily terminates his employment during the thirteenth month following a change in control, including the change in control resulting from the merger with Snyder's. The Retention Amendment also required Mr. Puckett to provide the Company with certain non-competition, non-solicitation and non-interference covenants during and for one year following the termination of his employment. As consideration for entering into the Retention Amendment, Mr. Puckett received on February 23, 2011 (1) a lump sum cash payment of $250,000, (2) 17,322 restricted shares of common stock with a grant date fair value of $300,000 and (3) a nonqualified stock option to purchase 76,086 shares of common stock for an exercise price of $17.32 per share. The grant date fair value of the option was $286,844. The restricted stock and stock option vest on February 23, 2014, the third anniversary of the grant.

2012 Key Employee Incentive Plan

As discussed elsewhere in this proxy statement, the Board of Directors has approved and recommended to the stockholders the 2012 Key Employee Incentive Plan. The 2012 Key Employee Incentive Plan, which will replace our 2007 Key Employee Incentive Plan, is designed to offer performance-based stock and cash incentives and other equity-based incentive awards to attract and retain managerial and other key employees, and to reward such employees for making major contributions to our success with incentive awards that provide a proprietary interest in the long term growth and performance of the Company.

Stock Ownership Guidelines

We expect that individuals who receive awards under our equity incentive plans will retain a substantial portion of the shares awarded to them to foster a mutuality of interests with our stockholders. In 2007, our Board of Directors, upon recommendation of the Committee, adopted stock ownership guidelines for the Board of Directors, officers and senior managers of Snyder's-Lance. The guidelines generally provide that each of our directors, officers and senior managers retain 50% of common shares received under our equity grants to them, net of required income tax withholding. For 2011, the ownership targets ranged from two times base annual retainer for directors, two times base salary for the CEO, one times base salary for Executive and Senior Vice Presidents and one-half times base salary for all other officers and senior managers. On February 9, 2012, the Board of Directors, on recommendation of the Committee, amended the guidelines to increase the ownership targets to three times cash retainer for directors, three times base salary for the CEO, two times base salary for the President, COO and CFO, one times base salary for Senior Vice Presidents and one-half times base salary for other officers and senior managers.

CEO Employment Agreement

In May 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our CEO. The initial term of the Employment Agreement was three years with automatic renewals for successive one-year terms. The Employment Agreement may be terminated on 90 days written notice prior to the end of the initial term or a renewal term.

Under the Employment Agreement, we agreed to provide Mr. Singer (i) a minimum annual base salary of $500,000 during the term of the agreement, (ii) the opportunity to participate in our Annual Plan with a target annual incentive equal to 100% of base salary, (iii) perquisites, including an automobile and club dues and a tax gross-up for such dues, and (iv) such other benefits as are generally made available to similarly situated executives of the Company.

We also agreed to provide Mr. Singer with an annual long-term incentive opportunity beginning after 2005 equal to 120% of his base salary, with 75% of the annual award delivered through a grant of stock options and the remaining 25% provided as a target incentive under our Three-Year Plans. On April 24, 2008, Mr. Singer's employment agreement was amended to provide that 100% of his annual long-term incentive opportunity after 2007 will be provided as a target incentive under the Three-Year Plans.

The Employment Agreement also provides for potential payments and benefits to Mr. Singer if he is terminated under certain circumstances. See the discussion beginning on page 38 for additional information.

Severance and Change in Control Arrangements

During 2011, each of our named executive officers, except for Mr. Good, was entitled under their employment or severance agreements to severance payments in connection with the occurrence of certain events. These provisions were initially negotiated by us and approved by the Committee and the Board of Directors in connection with the hiring of Messrs. Singer, Puckett and Thompson. In 2011, the Committee adopted a new form of severance agreement, which the Company entered into with Messrs. Lee and Henry.

In 1997, with the assistance of the Company's then compensation consultant, Hewitt Associates LLC, the Committee and the Board of Directors approved Compensation Benefits and Assurance Agreements ("Benefits Agreements") for certain key executive officers in the event of a change in control. These agreements were designed to allow the executive officers to continue to focus on the operation of our business and to act in the best interests of our stockholders rather than focus on their own employment status in the event of a potential change in control. The triggering events under these Benefits Agreements were selected to provide the executive benefits in the event a new owner of our Company did not continue the employment of the executive or otherwise made their position untenable. See the discussion beginning on page 36 for additional details regarding the amounts and benefits payable under these agreements in the event of a change in control. The Company has not entered into Benefits Agreements with Messrs. Lee, Henry and Good.

Has the Committee made any changes to the Company's Severance and Change in Control Benefits?

In 2010, the Committee engaged the consultant to provide an in-depth study of our severance and change in control benefits. In February 2011, the Committee made certain changes to the Company's severance and change in control arrangements based on the consultant's study and recommendations. First, the Committee adopted a new form of executive severance agreement to be used for new executive officers. The new form is intended to be more consistent with current market practices and provides reduced benefits from the prior severance and change in control packages. Second, the Committee determined not to enter into Benefits Agreements with new executive officers, which included Messrs. Lee, Henry and Good. The Committee also modified Mr. Puckett's Benefits Agreement as described above under "Long-Term Cash and Equity Compensation—CFO Retention Amendment." Finally, the Committee clarified in the 2011 Annual Plan and 2011 Three-Year Plan that a change in control will occur only upon the closing of a relevant transaction rather than the approval of the transaction by the stockholders. In the proposed Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan, the Committee included a "double trigger" for the change in control provisions in the Plan being presented to the stockholders for approval at the annual meeting.

Following the merger with Snyder's, Mr. Thompson resigned from the Company effective August 22, 2011. Mr. Thompson's resignation qualified as a "qualifying termination" within three years of a "change in control" under his Benefits Agreement. Mr. Thompson's Benefits Agreement was amended in connection with his resignation to add a payment of $100,000 and non-competition and non-solicitation provisions.

Benefits and Perquisites

We have generally provided to our employees, including the named executive officers, personal benefits that the Committee believes are reasonable, competitive and consistent with our objective of attracting and retaining officer talent. The cost of these benefits is reflected under All Other Compensation (Column (i)) on page 30.

Each of our executive officers, including the named executive officers, is eligible to participate in our group insurance program, which includes group health, dental, vision, life and long-term disability insurance, on the same basis as other employees. Other benefits for all employees include a profit-sharing retirement plan, 401(k) plan, employee stock purchase plan, paid sick leave, paid holidays and paid vacations.

Our named executive officers may participate in a benefit restoration plan which provides amounts that exceed the regulatory limits on contributions to our Profit Sharing Retirement Plan, term life insurance, disability insurance and automobile allowances. Our named executive officers also receive financial, medical and tax planning reimbursement up to $5,000 annually. In addition, Mr. Singer and Mr. Lee received certain other benefits from the Company. Mr. Singer receives reimbursement for a country club membership and an income tax gross up for such reimbursement as provided in his Executive Employment Agreement. Mr. Lee receives reimbursement for a country club membership. Mr. Warehime also receives certain perquisites and benefits consistent with the benefits paid to him by Snyder's of Hanover.

The Committee reviews and approves annually all perquisites paid by us to our executive officers. With the assistance of the consultant, the Committee reviewed our perquisite policies and determined to eliminate the tax gross-up for perquisites beginning January 1, 2012 and eliminate the remaining perquisites for named executive officers beginning January 1, 2013.

Section 162(m) of the Internal Revenue Code

The Committee considers the tax and accounting effects of compensation elements when designing our incentive and equity compensation plans. Under Section 162(m) of the Code, a public company is generally not entitled to deduct non-performance based compensation paid to its named executive officers for Federal income tax purposes to the extent any such individual's compensation in any year exceeds $1.0 million. Special rules apply for "performance-based" compensation, including the pre-approval of performance goals applicable to that compensation. In 2007, the stockholders of the Corporation approved the 2007 Key Employee Incentive Plan which is intended to qualify certain elements of compensation for the performance-based exception to the limitations under Section 162(m).

Annual performance incentive awards and stock options and performance awards under the Three-Year Incentive Plan are also intended to be fully deductible as "performance-based" compensation under Section 162(m). Other elements of compensation, including restricted stock awards as part of the Three-Year Incentive Plan, are not intended to be "performance-based" compensation under Section 162(m), and some portion of that compensation may not be fully deductible as a result of Section 162(m). In order to maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, the Committee has not adopted a policy that all compensation must be deductible for federal income tax purposes.

Executive Compensation Tables

The following tables and related narratives present the compensation for our named executive officers in the format specified by the SEC.

Summary Compensation Table

The following table shows certain compensation information concerning our named executive officers for the fiscal years ended December 31, 2011, January 1, 2011 and December 26, 2009.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (i)	Total ($) (j)
David V. Singer	2011	725,000	—	475,018	383,095	414,700	77,354	2,075,167
Chief Executive Officer	2010	700,000	—	1,199,992	399,996	653,800	1,045,227	3,999,015
	2009	660,000	—	842,426	455,448	719,400	90,540	2,767,814
Carl E. Lee, Jr.	2011	625,000	—	199,994	1,878,704	357,500	65,907	3,127,105
President and Chief	2010	—	—	—	—	—	—	—
Operating Officer	2009	—	—	—	—	—	—	—
Rick D. Puckett	2011	455,000	—	418,746	382,618	195,195	294,923	1,746,482
Executive Vice	2010	413,350	—	356,251	118,751	231,700	1,246,557	2,336,609
President, Chief Financial Officer and Treasurer	2009	401,310	—	215,058	116,248	218,800	49,836	1,001,252
Kevin A. Henry	2011	320,000	—	87,501	70,575	91,523	43,668	613,267
Senior Vice President	2010	309,000	50,000	641,921	87,501	144,300	71,063	1,303,785
and Chief Human Resources Officer	2009	—	—	—	—	—	—	—
Charles E. Good	2011	288,750	—	28,890	23,284	82,583	66,636	490,143
Senior Vice President	2010	—	—	—	—	—	—	—
	2009	—	—	—	—	—	—	—
Blake W. Thompson (1)	2011	207,750	—	87,501	70,575	—	1,738,211	2,104,037
Senior Vice President—	2010	309,310	—	262,502	87,501	144,500	883,591	1,687,404
Supply Chain	2009	300,300	—	160,783	86,904	163,700	39,258	750,945

(1) Mr. Thompson resigned effective August 22, 2011.

Salary (Column (c))

The amounts shown in the "Salary" column include any amounts deferred by the executive officers under our Deferred Compensation Plans and our 401(k) Savings Plan.

Bonus (Column (d))

The amount shown in the "Bonus" column includes a bonus paid to Mr. Henry in connection with his initial employment by Snyder's-Lance in 2010.

Stock Awards (Column (e))

The amounts shown in the "Stock Awards" column reflect the aggregate grant-date fair values of restricted stock awards computed in accordance with FASB ASC Topic 718. The assumptions made in determining the fair values of the stock awards are described on pages 35 and 38 to 41 of our Form 10-K for the fiscal year ended December 31, 2011.

Option Awards (Column (f))

The amounts shown in the "Option Awards" column reflect the aggregate grant-date fair values of option awards computed in accordance with FASB ASC Topic 718. The assumptions made in determining the fair value of option awards are described on pages 35 and 38 to 41 of our Form 10-K for the fiscal year ended December 31, 2011.

Non-Equity Incentive Plan Compensation (Column (g))

The amounts shown in the "Non-Equity Incentive Plan Compensation" column represent cash amounts paid under our 2011 Annual Plan.

All Other Compensation (Column (i))

The following table sets forth each component of the "All Other Compensation" column for 2011.

Benefit	Singer	Lee	Puckett	Henry	Good	Thompson
Profit Sharing Plan (1)	$7,963	—	$7,963	$4,940	—	$7,083
Employee Stock Purchase Plan (2)	—	—	50	—	—	—
401(k) Plans (3)	6,125	$10,290	6,125	6,125	$10,290	5,153
Deferred Compensation Plans (4)	15,584	—	6,799	15,916	—	—
Term life insurance premiums	8,772	1,211	6,687	1,087	3,475	3,023
Country club dues	10,317	3,200	—	—	—	—
Personal use automobile	—	6,066	—	—	7,731	—
Automobile allowances	18,000	—	15,600	15,600	—	10,200
Financial planning and tax services	2,985	—	1,700	—	—	—
Tax gross-ups	7,609	—	—	—	—	—
Qualifying termination following a change in control	—	—	—	—	—	1,712,751
Other	—	45,140 (5)	250,000 (6)	—	45,140 (5)	—
Total	$77,354	$65,907	$294,923	$43,668	$66,636	$1,738,211

(1) The amounts shown in this row represent contributions we made to the executives' accounts under our Profit-Sharing Retirement Plan.

(2) The amounts shown in this row represent matching contributions we made to the executives' accounts under our Employee Stock Purchase Plan.

(3) The amounts shown in this row represent the matching contributions we made to the executives' accounts for 2011 under our 401(k) Savings Plans of up to 2.45% of eligible compensation for Messrs. Singer, Puckett, Henry and Thompson and up to 4.5% of eligible compensation for Messrs. Lee and Good.

(4) The amounts shown in this row represent contributions we made to the executives' accounts under the Deferred Compensation Plans. The plans are described beginning on page 34.

(5) Amounts reflect one-time discretionary cash payments provided in lieu of stock options that would have been granted in 2011 to certain management members of Snyder's pursuant to the Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan.

(6) This amount is a cash payment to Mr. Puckett under a Retention and Amendment Agreement dated February 21, 2011. See the narrative description on page 40 for additional information regarding this agreement.

2011 Grants of Plan Based Awards

The following table shows all grants of plan-based awards made to our named executive officers in 2011.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
David V.	N/A (2)	0	725,000	1,450,000	—	—	—	—
Singer	2/23/11 (3)	475,000	950,000	1,662,500	—	—	—	—
	2/23/11 (4)	—	—	—	27,426	—	—	475,018
	2/23/11 (5)	—	—	—	—	103,260	17.32	383,095
Carl E.	N/A (2)	0	625,000	1,250,000	—	—	—	—
Lee, Jr.	2/23/11 (3)	200,000	400,000	700,000	—	—	—	—
	2/23/11 (4)	—	—	—	11,547	—	—	199,994
	2/23/11 (5)	—	—	—	—	43,479	17.32	161,307
	2/23/11 (7)	—	—	—	—	434,784	17.32	1,717,397
Rick D.	N/A (2)	0	341,250	682,500	—	—	—	—
Puckett	2/23/11 (3)	118,750	237,500	415,625	—	—	—	—
	2/23/11 (4)	—	—	—	6,855	—	—	118,729
	2/23/11 (5)	—	—	—	—	25,815	17.32	95,774
	2/23/11 (6)	—	—	—	17,322	—	—	300,000
	2/23/11 (7)	—	—	—	—	76,086	17.32	286,844
Kevin A.	N/A (2)	0	159,985	319,970	—	—	—	—
Henry	2/23/11 (3)	87,500	175,000	306,250	—	—	—	—
	2/23/11 (4)	—	—	—	5,052	—	—	87,501
	2/23/11 (5)	—	—	—	—	19,023	17.32	70,575
Charles E.	N/A (2)	0	144,375	288,750	—	—	—	—
Good	2/23/11 (3)	28,875	57,750	101,063	—	—	—	—
	2/23/11 (4)	—	—	—	1,668	—	—	28,890
	2/23/11 (5)	—	—	—	—	6,276	17.32	23,284
Blake W.	2/23/11 (2)	0	159,300	318,600	—	—	—	—
Thompson	2/23/11 (3)	87,500	175,000	306,250	—	—	—	—
	2/23/11 (4)	—	—	—	5,052	—	—	87,501
	2/23/11 (5)	—	—	—	—	19,023	17.32	70,575

(1) The amounts shown in this column represent the grant-date fair market values of the awards computed in accordance with FASB ASC Topic 718. The grant-date fair values of the performance awards were determined based on our expectations as of the grant dates regarding the probable level of achievement under the awards. We assumed the target level of achievement under each performance award. The assumptions made in determining the fair values of the awards are described beginning on page 35 of our Form 10-K for the fiscal year ended December 31, 2011.

(2) The amounts shown in this row reflect the threshold, target and maximum cash incentive awards under the 2011 Annual Plan.

(3) The amounts shown in this row reflect the threshold, target and maximum performance-based cash awards under the 2011 Three-Year Plan.

(4) The amounts shown in this row reflect a grant of restricted stock under the 2011 Three-Year Plan.

(5) The amounts shown in this row reflect a grant of stock options under the 2011 Three-Year Plan.

(6) The amounts shown in this row reflect a grant of restricted stock under the Lance, Inc. 2007 Key Employee Incentive Plan. See the narrative description on page 27 for additional information regarding this grant of restricted stock.

(7) The amounts shown in this row reflect a grant of stock options under the Lance, Inc. 2007 Key Employee Incentive Plan. See the narrative description on page 27 for additional information regarding this grant of stock options.

Outstanding Equity Awards at Fiscal Year-End 2011

The following table shows the outstanding equity awards held by our named executive officers as of December 31, 2011.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)
David V. Singer	83,652	—	—	17.38	02/18/2016	—	—
	100,000	—	—	17.43	03/08/2017	—	—
	92,196	—	—	19.44	02/23/2019	—	—
	85,287	—	—	19.71	02/25/2020	—	—
	—	103,260 (2)	—	17.32	02/23/2021	—	—
	—	—	—	—	—	27,426 (5)	617,085
Carl E. Lee, Jr.	131,500	—	—	3.929	03/31/2020	—	—
	28,145	—	—	4.599	03/31/2021	—	—
	30,310	—	—	6.259	03/31/2022	—	—
	20,568	—	—	6.679	03/31/2023	—	—
	12,990	—	—	6.474	03/31/2024	—	—
	34,857	—	—	8.961	04/01/2025	—	—
	—	43,479 (2)	—	17.32	02/23/2021	—	—
	—	434,784 (3)	—	17.32	02/23/2021	—	—
	—	—	—	—	—	11,547 (5)	259,807
Rick D. Puckett	8,950	—	—	14.50	02/21/2013	—	—
	16,260	—	—	17.43	03/08/2014	—	—
	25,000	—	—	18.79	01/30/2016	—	—
	23,499	—	—	14.50	02/21/2018	—	—
	23,532	—	—	19.44	02/23/2019	—	—
	25,320	—	—	19.71	02/25/2020	—	—
	—	25,815 (2)	—	17.32	02/23/2021	—	—
	—	76,086 (4)	—	17.32	02/23/2021	—	—
	—	—	—	—	—	6,855 (5)	154,238
	—	—	—	—	—	17,322 (6)	389,745
Kevin A. Henry	18,657	—	—	19.71	02/25/2020	—	—
	—	19,023 (2)	—	17.32	02/23/2021	—	—
	—	—	—	—	—	5,052 (5)	113,670
Charles E. Good	—	6,276 (2)	—	17.32	02/23/2021	—	—
	—	—	—	—	—	1,668 (5)	37,530
Blake W. Thompson	—	—	—	—	—	—	—
	—	—	—	—	—	—	—

(1) Options are fully vested.

(2) Options vest in three equal annual installments beginning February 23, 2012.

(3) Options vest five years from award date of February 23, 2011.

(4) Options vest three years from award date of February 23, 2011.

(5) Restricted shares vest in three equal annual installments beginning February 23, 2012.

(6) Restricted shares vest three years from award date of February 23, 2011.

2011 Option Exercises and Stock Vested

The following table shows option exercises and stock vested during the fiscal year ended December 31, 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
David V. Singer	—	—	—	—
Carl E. Lee, Jr.	—	—	—	—
Rick D. Puckett	3,500	9,835	—	—
Kevin A. Henry	—	—	—	—
Charles E. Good	—	—	—	—
Blake W. Thompson	2,800	10,752	—	—
	6,750	47,115	—	—
	12,168	49,280	—	—
	15,000	83,850	—	—
	13,296	90,945	—	—
	4,554	31,787	—	—
	17,592	33,425	—	—
	18,657	30,411	—	—

(1) The amounts shown in this column reflect the aggregate dollar amounts realized upon the exercise of stock options. The amounts show the difference between the market price of our common stock at exercise and the exercise price of the options.

2011 Nonqualified Deferred Compensation

We maintain the Snyder's-Lance, Inc. Compensation Deferral and Benefit Restoration Plan (the "SLI Deferral Plan"), which is a non-qualified deferred compensation plan, for certain of our key executive officers. Mr. Singer, Mr. Puckett, Mr. Henry and Mr. Thompson participated in the SLI Deferral Plan during fiscal year 2011. We also maintain the Snyder's of Hanover, Inc. Executive Deferred Compensation Plan (the "Snyder's Deferral Plan"), which we assumed in connection with the merger in December 2010. Mr. Lee and Mr. Good each participated in the Snyder's Deferral Plan. We refer to the SLI Deferral Plan and the Snyder's Deferral Plan collectively as the "Deferred Compensation Plans."

The following table sets forth information regarding the named executive officers' accounts and benefits under the Deferred Compensation Plans for fiscal year 2011.

Name	Executive Contributions in Last FY ($)(1)	Company Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
David V. Singer	—	80,530	(1,161)	—	197,163
Carl E. Lee, Jr.	—	—	(28,970)	—	270,361
Rick D. Puckett	—	76,576	8,201	—	125,609
Kevin A. Henry	15,916	—	—	—	15,916
Charles E. Good	22,431	—	(4,304)	—	126,303
Blake W. Thompson	51,937	49,228	(3,593)	—	264,097

(1) Amounts reflected in this column are also reported in the "Salary" column for 2011 or the "Non-Equity Incentive Plan Compensation" column for 2010 of the Summary Compensation Table.

(2) None of the amounts reflected in this column are reported in the "All Other Compensation" column of the Summary Compensation Table for 2011. These amounts reflect amounts that were contributed by the Company in fiscal year 2011 with respect to fiscal year 2010 employment.

(3) The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferred Compensation Plans are deemed to be above-market or preferential earnings.

SLI Deferral Plan

Participants in the SLI Deferral Plan may elect to defer from 1% to 40% of their annual base salary and from 10% to 90% of their annual incentive award under our Annual Plans. In addition, we make contributions to each participant's account equal to the excess, if any, of (a) the profit sharing contribution that we would have made to the participant's account under our tax-qualified Profit Sharing and 401(k) Retirement Savings Plan (the "Profit Sharing and 401(k) Plan") if the amount of the contribution were not limited by Section 401(a)(17) and 415 of the Internal Revenue Code of 1986, as amended (the "Code"), over (b) the amount of the profit sharing contribution that we actually made to the participant's account under our Profit Sharing and 401(k) Plan.

Amounts deferred by participants and contributions made by us are deemed invested by participants in investment choices that are made available by the plan administrator, which are the same investment choices available under our Profit Sharing and 401(k) Plan.

Participants may generally select from the following payment options for each account under the plan:

(a) a single lump sum payment made seven months after termination of employment;

(b) a single lump sum payment made in a year specified by the participant that is before the seventh month after termination of employment;

(c) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning seven months after termination of employment; or

(d) annual installments over a number of years selected by the participant (but not exceeding 10 years) beginning in a year specified by the participant that is before the seventh month after termination of employment.

The payment options described under (b) and (d) above are not available for balances with respect to our contributions under the plan. If a participant dies, the participant's account balances will be payable to the participant's beneficiary in either a single lump sum or five annual installments as elected by the participant. If a participant elects to receive annual installments, the amount payable on each installment date will be equal to the balance in the participant's account divided by the number of payments to be made. Participants may also be permitted to withdraw a portion of their accounts in the event of certain unforeseeable emergencies. The SLI Deferral Plan was amended effective January 1, 2012, but the changes did not effect the named executive officers' accounts and benefits for 2011.

Snyder's Deferral Plan

Participants in the Snyder's Deferral Plan could elect to defer any fixed periodic dollar amounts or percentages of their current cash compensation, including regular salary and bonus awards, subject to any limitations imposed by the Company. All compensation deferred by participants in the Snyder's Deferral Plan was contributed to a trust intended to be treated as a "grantor trust" under the Code.

Amounts deferred by a participant could be invested or deemed invested, at the option of the Company, in investment alternatives made available by the Company.

Participants may elect to receive payments under the Snyder's Deferral Plan:

(a) on the January 1 following a participant's separation from service;

(b) on a fixed date or dates elected by the participant (but no earlier than the January 1 of the third calendar year after a participant's initial compensation deferral under the plan);

(c) in the event of an unforeseeable emergency;

(d) upon participant's disability (as defined by law);

(e) upon participant's death; or

(f) on the January 1 following a change in control, within the meaning of Section 409A of the Code.

All payments under the Snyder's Deferral Plan will be made in cash or in-kind. Participants can elect to receive payments in a single lump sum payment or in annual installments over a number of years selected by the participant (up to 10 years), except that payments made upon the disability or death of a participant will be made in a single lump sum payment 90 days following the disability or death, as applicable. The Company will continue to maintain the plan for participants' accounts existing as of December 31, 2011, but no additional deferrals or company contributions will be made after December 31, 2011.

2011 Potential Payments Upon Termination or Change in Control

We have agreements and plans that require us to provide compensation or other benefits to our named executive officers in connection with events related to a termination of employment or a change in control. The following table shows the estimated benefits payable to each named executive officer (except Blake W. Thompson) assuming each covered event occurred on December 31, 2011. See page 40 for information related to Mr. Thompson's resignation on August 22, 2011.

Name and Plans	Involuntary Termination Without Cause Prior to a Change in Control	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
David V. Singer					
Cash Severance	$2,900,000	—	—	—	$4,350,000
Incentive Under 2011 Annual Plan	414,700	$414,700	$414,700	$725,000	725,000
Incentive Under 2011 Three-Year Plan	316,667	316,667	316,667	316,667	—
Accelerated Vesting of Stock Options	535,089	535,089	—	535,089	—
Accelerated Vesting of Restricted Stock	—	617,085	205,695	617,085	—
SLI Deferral Plan	197,163	197,163	197,163	—	197,163
Profit Sharing "Make Whole"	—	—	—	—	141,375
Health and Dental Insurance	16,667	—	—	—	25,000
Outplacement Services	—	—	—	—	72,500
Excise Tax Gross-Up	—	—	—	—	—
Total	$4,380,286	$2,080,704	$1,134,225	$2,193,841	$5,511,038
Carl E. Lee, Jr.					
Cash Severance	$1,875,000	—	—	—	—
Incentive Under 2011 Annual Plan	357,500	$357,500	$357,500	$625,000	—
Incentive Under 2011 Three-Year Plan	133,333	133,333	133,333	133,333	—
Accelerated Vesting of Stock Options	—	2,477,402	—	2,477,402	—
Accelerated Vesting of Restricted Stock	—	259,808	86,602	259,808	—
Snyder's Deferral Plan	270,361	270,361	270,361	270,361	$270,361
Profit Sharing "Make Whole"	—	—	—	—	—
Health and Dental Insurance	—	—	—	—	—
Outplacement Services	62,500	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	$2,698,694	$3,498,404	$847,796	$3,765,904	$270,361
Rick D. Puckett					
Cash Severance	$796,250	—	—	—	$2,184,000
Incentive Under 2011 Annual Plan	341,250	$195,195	$195,195	$341,250	341,250
Incentive Under 2011 Three-Year Plan	—	79,167	79,167	79,167	—
Accelerated Vesting of Stock Options	—	527,769	—	527,769	—
Accelerated Vesting of Restricted Stock	—	544,005	51,240	544,005	—
SLI Deferral Plan	125,609	125,609	125,609	—	125,609
Profit Sharing "Make Whole"	—	—	—	—	70,980
Health and Dental Insurance	—	—	—	—	25,000
Outplacement Services	—	—	—	—	91,000
Excise Tax Gross-Up	—	—	—	—	—
Total	$1,263,109	$1,471,745	$451,211	$1,492,190	$2,837,839

Name and Plans	Involuntary Termination Without Cause Prior to a Change in Control	Death or Disability	Retirement	Change in Control	Qualifying Termination Within 3 Years after a Change in Control
Kevin A. Henry					
Cash Severance	$719,978	—	—	—	—
Incentive Under 2011 Annual Plan	—	$91,523	$91,523	$159,985	—
Incentive Under 2011 Three-Year Plan	58,333	58,333	58,333	58,333	—
Accelerated Vesting of Stock Options	—	98,539	—	98,539	—
Accelerated Vesting of Restricted Stock	—	113,670	37,890	113,670	—
SLI Deferral Plan	15,916	15,916	15,916	—	$15,916
Profit Sharing "Make Whole"	—	—	—	—	—
Health and Dental Insurance	—	—	—	—	—
Outplacement Services	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	$794,227	$377,981	$203,662	$430,527	$15,916
Charles E. Good					
Cash Severance	—	—	—	—	—
Incentive Under 2011 Annual Plan	—	$82,853	$82,853	$144,375	—
Incentive Under 2011 Three-Year Plan	—	19,167	19,167	19,167	—
Accelerated Vesting of Stock Options	—	32,510	—	32,510	—
Accelerated Vesting of Restricted Stock	—	37,530	12,510	37,530	—
Snyder's Deferral Plan	$126,303	126,303	126,303	126,303	$126,303
Profit Sharing "Make Whole"	—	—	—	—	—
Health and Dental Insurance	—	—	—	—	—
Outplacement Services	—	—	—	—	—
Excise Tax Gross-Up	—	—	—	—	—
Total	$126,303	$298,363	$265,853	$359,885	$126,303

The following narrative describes the terms of our agreements and plans that relate to payments in connection with a termination of employment or change in control.

2011 Annual Plan

Under the 2011 Annual Plan, in the event of death, permanent disability or retirement, each participant in the plan would be paid a pro rata amount based on our actual performance determined after the end of the plan year. The term "retirement" is defined as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the compensation committee.

In the event of a "change in control," each participant would be paid a pro rata amount equal to the participant's target incentive for the year-to-date, based on the number of days in the year preceding the consummation of the change in control.

Under the 2011 Annual Plan, a "change in control" will generally be deemed to occur upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders, or a member of the Van Every Family, which includes the descendents of Salem A. Van Every, Sr. and their spouses;

- a change in the majority of our board of directors over a two year period;

- approval by the stockholders and consummation of a plan of complete liquidation of our Company or the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control; or

- approval by the stockholders and consummation of a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our Company or the surviving entity.

A "change in control" will occur only in the event of the consummation of the relevant transaction.

2011 Three-Year Plan

Under the 2011 Three-Year Plan, in the event a participant voluntarily terminates employment (other than for retirement) or is terminated involuntarily, no payments will be made under outstanding performance awards.

In the event of death or disability before the end of the performance period, any outstanding performance award will be paid on a pro-rata basis in cash based on target performance. In the event of death or disability on or after the end of the performance period, any outstanding performance award will be paid on a pro-rata basis in cash based on actual performance. In the event of death or disability, any unvested stock options or shares of restricted stock granted under the Three-Year Plans will become fully vested as of the date of such event.

In the event of retirement, (i) any outstanding performance award will be paid in cash based on actual performance, (ii) unvested stock options will continue to vest for a period of six months after retirement, and (iii) unvested shares of restricted stock will become vested pro rata based on the number of full months elapsed since the award date. The term "retirement" is defined in the 2011 Three-Year Plan as a termination of employment either after age 65 or after attainment of age 55 with the prior consent of the compensation committee.

In the event of a change in control, any outstanding performance awards will be paid in cash pro rata based on the target performance through the closing date with such proration based on the number of days in the performance period preceding the date of the closing of the change in control. All unvested stock options and unvested shares of restricted stock will become fully vested and exercisable as of the date of a change in control. The definition of a change in control is substantially similar to the definition under the 2011 Annual Plan, as described above.

Deferred Compensation Plans

Under the Deferred Compensation Plans, participants are entitled to certain payments in connection with a termination of employment, death or a change in control. The terms of the Deferred Compensation Plans are described beginning on page 34.

Agreements with the Chief Executive Officer

Employment Agreement. On May 11, 2005, we entered into an Executive Employment Agreement, as amended (the "Employment Agreement"), with Mr. Singer in connection with his appointment as our Chief Executive Officer. If Mr. Singer's employment is terminated by us prior to a change of control and without cause, we would be required to provide Mr. Singer with the following:

(a) a payment equal to his accrued base salary and benefits as of the date of termination;

(b) a pro rata payment under our Annual Performance Incentive Plan based on the actual results for the year;

(c) an amount equal to two times his base salary plus two times his then current target incentive under our Annual Performance Incentive Plan;

(d) up to 24 months of health insurance and dental plan coverage;

(e) a pro rata payment with respect to each outstanding performance cycle under our Three-Year Incentive Plans based on the actual results for the performance cycle;

(f) immediate vesting of all unvested options and the ability to immediately exercise such options; and

(g) any other amounts or benefits required to be paid under any of our other agreements, plans, policies or arrangements through the date of termination.

In the event of termination for death or disability, we have agreed to provide Mr. Singer with the payments and benefits listed under items (a), (b), (e), (f) and (g) above.

Compensation and Benefits Assurance Agreement. Mr. Singer is also a party to a Compensation and Benefits Assurance Agreement (a "Benefits Agreement"), which will continue for as long as he is employed with us under the terms of his Executive Employment Agreement. In the event of a change in control, there is an automatic three-year extension of the Benefits Agreement.

Benefits are payable under the Benefits Agreement only if one of the following events occurs within three years after a change in control:

(a) involuntary termination without cause;

(b) voluntary termination for good reason; or

(c) breach of the Benefits Agreement by us or our successor.

We refer to each of these covered events as a "qualifying termination." The definition of a change in control is substantially similar to the definition in the 2011 Annual Plan.

If a qualifying termination occurs within three years following a change in control, Mr. Singer would receive the following:

(a) his accrued base salary and benefits as of the date of termination;

(b) an amount equal to three times his base salary plus three times the greater of his prior year cash incentive or current year target incentive under our Annual Plan;

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under our Annual Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under our qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to one year, with a maximum cost of 10% of his base salary;

(g) immediate vesting of all unvested stock options; and

(h) an amount equal to any Federal excise taxes payable by the executive.

Agreements with Other Named Executive Officers

Severance Agreements. Mr. Puckett, Mr. Lee and Mr. Henry were each party to an Executive Severance Agreement as of December 31, 2011 (the "Severance Agreements").

Under Mr. Puckett's Severance Agreement, he was entitled to the following payments in the event of an involuntary termination without cause and prior to a change in control:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to base salary plus current year target incentive under our Annual Performance Incentive Plan;

(c) a pro rata incentive payment based on the greater of current year actual incentive or current year target incentive under the Annual Plan.

Under Mr. Lee's and Mr. Henry's Severance Agreements, Mr. Lee and Mr. Henry were each entitled to the following payments in the event of (1) an involuntary termination without cause or (2) a voluntary termination for good reason:

(a) accrued base salary and benefits as of the date of termination;

(b) an amount equal to 1.5 times the sum of (i) base salary plus (ii) current year target incentive under our Annual Performance Incentive Plan;

(c) a pro-rata incentive payment based on actual performance under the annual incentive award and any outstanding long-term performance awards through the termination date; and

(d) outplacement services for up to one year, at a maximum cost of 10% of his base salary.

The initial term of the Severance Agreements is three years with automatic renewals for successive one-year terms. Each Severance Agreement may be terminated on one year's notice prior to the end of an initial or renewal term.

Compensation and Benefits Assurance Agreements. As of December 31, 2011, Mr. Puckett was party to a Compensation and Benefits Assurance Agreement, as amended by a Retention and Amendment Agreement dated as of February 21, 2011 (the "Executive Benefits Agreement"). The Retention and Amendment Agreement, among other things, amended the Compensation and Benefits Assurance Agreement to eliminate from the definition of "qualifying termination" a voluntary termination for any reason during the thirteenth month following a change in control.

Mr. Puckett's Executive Benefits Agreement is substantially identical to Mr. Singer's Benefits Agreement, except for the term and termination and outplacement services provisions. Under Mr. Puckett's Executive Benefits Agreement, the initial term of the Executive Benefits Agreements is three years. After the initial term, Mr. Puckett's Executive Benefits Agreement automatically renews for successive one-year terms and may be terminated by the Company on one-year's notice prior to the end of an initial or renewal term. In the event of a change in control, there is an automatic three-year extension of Mr. Puckett's Executive Benefits Agreement. Mr. Singer's Benefits Agreement will continue for as long as he is employed by us under the terms of his Employment Agreement. Mr. Puckett's agreement provides for outplacement services for up to two years (instead of one year) at a maximum cost of 20% (instead of 10%) of his base salary.

Mr. Thompson was party to a Compensation and Benefits Assurance Agreement during 2011, as amended by a Severance, Release and Amendment dated as of August 19, 2011, which added non-competition, non-solicitation and severance provisions. The Agreement, as amended, provided for the following payments and benefits in the event of a "qualifying termination" of employment within three years after a change in control:

(a) accrued base salary and benefits as of the date of the qualifying termination;

(b) an amount equal to the sum of (i) three times his base salary in effect on the date of the qualifying termination or, if greater, his base salary immediately before the change in control, plus (ii) three times the greater of his prior year annual cash incentive or current year target incentive under the Annual Performance Plan, plus (iii) $100,000.

(c) a pro rata payment based on the greater of his current year target incentive or the actual incentive earned through the date of the termination under the Annual Plan;

(d) an amount equal to the amounts paid under items (a), (b) and (c) above multiplied by the highest percentage of his compensation contributed to his account under our qualified profit sharing plan during the three years prior to termination;

(e) up to 36 months of health and dental plan insurance;

(f) outplacement services for up to two years, at a maximum cost of 20% of his base salary;

(g) immediate vesting of any unvested stock options; and

(h) an amount to cover, on an after-tax basis, any Federal excise taxes payable by Mr. Thompson.

Mr. Thompson resigned from the Company effective as of August 22, 2011. Mr. Thompson's resignation qualified as a "qualifying termination" within three years of a "change in control." As a result, Mr. Thompson received the following severance compensation and benefits in accordance with the terms of his Compensation and Benefits Assurance Agreement:

Name and Plans	Qualifying Termination Within 3 Years after a Change in Control
Blake W. Thompson	
Base Salary and Severance	$1,533,651
Annual Performance Incentive	101,091
SLI Deferral Plan	264,097
Profit Sharing "Make Whole"	43,010
Health and Dental Insurance	3,847
Outplacement Services	35,000
Excise Tax Gross-Up	—
Total	$1,980,696

Risk Analysis of Compensation Programs

We have considered our compensation policies and practices for all employees and concluded that any risks arising from our policies and practices are not reasonably likely to have a material adverse effect on Snyder's-Lance.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our outstanding equity compensation arrangements as of December 31, 2011.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders (1)	2,080,819	$17.56	712,617
Equity compensation plans not approved by security holders (2)	1,298,638	$4.62	—
Total	3,379,457	$12.58	712,617

(1) Includes the 1995 Director Option Plan, which was approved by the stockholders on April 21, 1995, the Lance, Inc. 1997 Incentive Equity Plan, which was approved by the stockholders on April 18, 1997, the Lance, Inc. 2003 Key Employee Stock Plan, which was approved by the stockholders on April 24, 2003, and the Lance, Inc. 2007 Key Employee Stock Plan, as amended, which was approved by the stockholders on May 4, 2010.

(2) Includes the Snyder's of Hanover, Inc. Non-qualified Stock Option Plan, as amended on September 30, 2010. Outstanding options under the plan were assumed by the Company in connection with the merger.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

William R. Holland, Isaiah Tidwell, Peter P. Brubaker, C. Peter Carlucci, Jr., John E. Denton, W.J. Prezzano and Dan C. Swander served on the compensation committee in fiscal year 2011. None of the directors who served on the compensation committee in fiscal year 2011 served as one of our employees in fiscal 2011 or has ever served as one of our officers. During fiscal year 2011, none of our executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on our board of directors or compensation committee.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, recommended to the board of directors that the Compensation Discussion and Analysis be included in this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2011.

Submitted by the Compensation Committee of the Board of Directors.

Isaiah Tidwell, Chair
Peter P. Brubaker
C. Peter Carlucci, Jr.
John E. Denton
W.J. Prezzano
Dan C. Swander

AUDIT COMMITTEE REPORT

The primary purpose of the Audit Committee is to oversee the accounting and financial reporting processes of Snyder's-Lance and the integrated audits of its financial statements, including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Management has primary responsibility for our financial statements and financial reporting processes, including our systems of internal controls. The Audit Committee operates under a written charter, which was last amended in October 2011.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011. During the past fiscal year, the Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed under generally accepted auditing standards, including the matters required to be discussed by the Statement of Auditing Standards No. 114. The Audit Committee also received during the past fiscal year the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm their independence.

The Audit Committee approved in advance all audit and non-audit services for 2011. These services are outlined in more detail under "Proposal 2—Ratification of Selection of Independent Registered Public Accounting Firm." The Audit Committee also discussed with our internal audit accountants and our independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee meets periodically with the internal audit accountants and our independent registered public accounting firm, with and without management present, to discuss the results of their examination and their evaluations of the internal controls and the overall quality of financial reporting of Snyder's-Lance.

Based on the reviews, discussions and disclosures referred to above, the Audit Committee recommended to the board of directors that the audited consolidated financial statements of Snyder's-Lance for the fiscal year ended December 31, 2011 be included in its Annual Report on Form 10-K for such fiscal year.

Submitted by the Audit Committee of the Board of Directors.

Jeffrey A. Atkins, Chair
Peter P. Brubaker
James W. Johnston
W.J. Prezzano
Isaiah Tidwell

RELATED PERSON TRANSACTIONS

Policy for Review of Transactions with Related Persons

The board of directors has a policy requiring approval of transactions between Snyder's-Lance and its directors, director nominees, executive officers, greater than five percent beneficial stockholders, and their respective immediate family members, where the amount involved in the transaction exceeds or is expected to exceed $120,000 in a single calendar year. Under the policy, such transactions must be approved by either (1) a majority of the disinterested members of the governance and nominating committee or (2) a majority of the independent and disinterested members of the board. In either case, a related person transaction may not be approved by a single director.

Transactions with Related Persons

The following is a description of related person transactions entered into by Snyder's-Lance in fiscal year 2011.

In fiscal year 2011, we engaged in business transactions with MAW Associates, LP ("MAW Associates"), ARWCO Corporation ("ARWCO"), and Warehime Enterprise, Inc. ("WEI" and, together with MAW Associates and ARWCO, the "Businesses"), each of which provides financing to our independent business operators and distributors for the purchase of trucks and routes. Each of the Businesses and Snyder's-Lance have entered into an agreement pursuant to which we provide certain administrative services, including deducting loan payments from distributors' weekly settlement and remitting the payments to the respective Business.

The following table sets forth (i) the outstanding aggregate amount of each Business' loans to distributors, (ii) the aggregate amount of the loan payments collected by Snyder's-Lance and paid to each Business, and (iii) the aggregate amount of management fees paid by each Business to Snyder's-Lance during the fiscal year ended December 31, 2011. The management fee paid by each Business is recalculated each year to reimburse Snyder's-Lance for the actual costs it incurs to provide these services.

Business	Distributor Loans Outstanding ($)	Loan Payments Collected by Company and Remitted to Business ($)	Management Fees Paid by Business to Company ($)
MAW Associates	29,161,215	4,444,160	59,731
ARWCO	3,210,692	737,185	30,733
WEI	3,162,786	553,128	27,731

The governance and nominating committee believes that the transactions described above are no less favorable to the Company than those available from an unrelated third party in an arms' length transaction.

The following related persons have interests in the Businesses.

MAW, LLC. Patricia A. Warehime is the sole member of MAW, LLC, and Vice President, Secretary/Treasurer of MAW, LLC. Michael A. Warehime, her husband, is the President and CEO of MAW, LLC. Mr. Warehime and Mrs. Warehime have authority to manage the affairs of MAW, LLC. Mrs. Warehime and Mr. Warehime do not receive additional compensation for their roles with MAW, LLC.

MAW Associates. MAW, LLC is the general partner of, and owns a 1% general partnership interest in, MAW Associates. Mr. Warehime is the President of MAW Associates. Each of Mr. and Mrs. Warehime's three daughters owns 33% of the limited partnership interests in MAW Associates. Neither Mrs. Warehime nor Mr. Warehime receive compensation from MAW Associates.

ARWCO. Mr. Warehime is a Director and President of ARWCO. The daughters of Mr. and Mrs. Warehime have the following ownership interests in ARWCO: Susan Rupp owns 11.1%, Katherine Mininger owns 11.1%, and a trust for the benefit of Elizabeth Warehime owns 11.1% (although Elizabeth Warehime has no voting control over the stock held in this trust, of which Mr. Good is the trustee). Mr. Warehime's and Mrs. Yelland's brother and sister-in-law, John and Patricia M. Warehime, own 30.3% of ARWCO. Mrs. Yelland's son, Steven B. Yelland, owns 16.7% of ARWCO and is a director and Vice President, Secretary and Treasurer of ARWCO, and her daughter, Ann Adornetto, owns 16.7%.

WEI. Mr. Warehime owns 52.7% of the stock of WEI and serves as its President and as a Director. Steven B. Yelland is the Vice President, Secretary, Treasurer and a Director of WEI. Mr. and Mrs. Warehime's three daughters own an aggregate of 1.7% of WEI. Mrs. Yelland owns 13.6% of the stock. Mr. Warehime's and Mrs. Yelland's brother and sister-in-law, John and Patricia M. Warehime, own 16.9%. Mr. Warehime received dividends from WEI in the amount of $56,036 during fiscal year 2011. Ms. Yelland received dividends from WEI in the amount of $23,081 in fiscal 2011.

C. Peter Carlucci, Jr. is a member of Eckert Seamans Cherin & Mellott, LLC ("Eckert"), which served as outside legal counsel to Snyder's-Lance during fiscal year 2011. We paid Eckert $292,849 during the calendar year 2011. Mr. Carlucci's son, Carl P. Carlucci, III, is a Business Development Manager-Export of S-L Snacks National, LLC, a subsidiary of Snyder's-Lance. His compensation for fiscal year 2011 was $207,987, including additional payments related to his relocation. The fees paid to Eckert were less than 1% of the firm's consolidated gross revenues for 2011, and Mr. Carlucci's son is not an executive officer of the Company.

PROPOSAL 2 – RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee has selected KPMG LLP as our independent registered public accounting firm for fiscal year 2012. We are presenting this selection to our stockholders for ratification at the annual meeting.

KPMG LLP has audited our consolidated financial statements since fiscal year 1991. Representatives of KPMG LLP are expected to be present at the annual meeting with an opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required. We are submitting the selection of KPMG LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection, the audit committee will reconsider its selection of KPMG LLP.

Fees Paid to KPMG LLP

The following table presents fees for professional audit services rendered by KPMG LLP for the audit of our consolidated financial statements for the fiscal years ended December 31, 2011 and January 1, 2011 and fees billed for other services rendered by KPMG LLP during those periods.

	FY 2011	FY 2010
Audit Fees (1)	$1,108,506	$841,000
Audit-Related Fees (2)	—	—
Tax Fees (3)	—	7,530
All Other Fees (4)	—	364,196
Total	$1,108,506	$1,212,726

(1) Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual consolidated financial statements, audit of management's assertion relating to internal controls over financial reporting and reviews of the financial statements included in our Quarterly Reports on Form 10-Q. Audit Fees also consist of the aggregate fees billed for services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees."

(3) Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance and review. For fiscal year 2010, these services included the review of our federal, state and foreign tax returns.

(4) All Other Fees consists of aggregate fees billed for products and services other than the services reported above. For fiscal year 2010, this category consists of fees billed for due diligence services related to the merger with Snyder's.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The audit committee's policy is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Proposed services may either be subject to case-by-case pre-approval by the audit committee or may be pre-approved by the audit committee on a categorical basis. Pre-approval is generally provided for up to one year. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The audit committee has delegated pre-approval authority to its Chairman and may delegate such pre-approval authority to another member of the audit committee in its discretion. Any services approved by the Chairman or such other member of the audit committee must be reported to the full audit committee at its next scheduled meeting. Our Corporate Controller is required to periodically report to the full audit committee regarding the extent of services provided by the independent registered public accounting firm in accordance with the pre-approval policies and the fees for the services performed to date. None of the fees paid by us to the independent registered public accounting firm under the categories Audit-Related, Tax and All Other Fees described above were approved by the audit committee after services were rendered pursuant to the de minimis exception established under the regulations of the SEC.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal is required to ratify the selection of KPMG LLP. Abstentions and broker non-votes will not be counted as votes cast on the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" ratification of the appointment of KPMG LLP as our independent registered public accounting firm for fiscal year 2012.

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE COMPENSATION

This Proposal 3 enables our stockholders to cast a non-binding, advisory vote to approve the compensation of our executive officers as disclosed in this proxy statement in accordance with the rules of the SEC.

At the Company's Annual Meeting in May 2011, 95% of the votes cast on the non-binding, advisory vote to approve the compensation of our executive officers were voted in favor of the proposal. The Compensation Committee believes this affirms the stockholders' support of the Company's approach to executive compensation.

As described in detail under the heading "Executive Compensation—Compensation Discussion and Analysis," our executive compensation programs are designed to attract, motivate and retain our executive officers, who are critical to our success. Please read the "Executive Compensation" section beginning on page 17 for additional details about our executive compensation programs, including information about the fiscal year 2011 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our executive compensation programs as described in this proxy statement. This Proposal 3 gives our stockholders the opportunity to express their views on the compensation of our executive officers. This vote is not intended to address any specific term of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this proxy statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at the annual meeting:

> "RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, including the "Compensation Discussion and Analysis," the "Executive Compensation Tables" and any related material disclosed in this proxy statement, is hereby APPROVED."

This vote is advisory and will not be binding. However, the board and the compensation committee value the opinions of our stockholders and will review and consider the outcome of this advisory vote when making future compensation decisions for our executive officers.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal is required to approve, on an advisory basis, the resolution approving the compensation paid to our named executive officers. Abstentions and broker non-votes will not be counted as votes cast on the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" the advisory resolution approving the compensation paid to our named executive officers.

PROPOSAL 4 – APPROVAL OF 2012 KEY EMPLOYEE INCENTIVE PLAN

The board of directors of Snyder's-Lance considers equity and performance-based compensation as an essential tool for achieving the objectives of our executive compensation program, including attracting and retaining top leadership talent, rewarding and motivating performance against agreed upon goals and objectives and aligning the interests of our key employees with our stockholders. With these objectives in mind, the board of directors has adopted, subject to stockholder approval, the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan (the "2012 Plan").

If approved by our stockholders, the 2012 Plan will authorize the issuance of shares of our common stock to managerial and other key employees in the form of stock options, stock appreciation rights, restricted stock and performance equity awards. The 2012 Plan will also authorize other awards denominated in monetary units or shares of common stock payable in cash or common stock. A complete copy of the 2012 Plan is attached as Annex A to this proxy statement and should be read in connection with the following description of the 2012 Plan.

Background and Purpose

Consistent with the objectives of our executive compensation program, we have provided equity and performance-based compensation to managerial and key employees for many years under the Lance, Inc. 2007 Key Employee Incentive Plan (the "2007 Plan"), the Lance, Inc. 2003 Key Employee Stock Plan and the Lance, Inc. 1997 Incentive Equity Plan (together, the "Prior Plans").

Additionally, as a result of the merger in December 2010, we assumed and converted non-qualified stock options issued under the Snyder's of Hanover, Inc. Non-Qualified Option Plan (the "Snyder's Plan") into options to acquire 3,296,105 shares of our common stock.

As of February 29, 2012, no shares remain available for grant under the 2007 Plan, which expires on April 26, 2013. Both the 1997 Incentive Equity Plan and the 2003 Key Employee Stock Plan have expired, and there are no additional shares available for award under these plans. There have been no additional shares available for award or awarded under the Snyder's Plan since the consummation of the merger.

The 2012 Plan is intended to increase the reserve of common stock available to us so that we can continue to provide competitive equity and performance-based compensation to our executive officers and key employees that is consistent with our long-term strategic objectives and the objectives of our executive compensation program. If approved by the stockholders, the 2012 Plan will become effective as of the date of approval and no further awards will be granted under the 2007 Plan. The board of directors and compensation committee believe the shares requested under the 2012 Plan are reasonable in relation to our strategic objectives and the interests of our stockholders.

Selected Share Data for Existing Plans

The following table sets forth selected information regarding the number of stock options and "full value" awards (i.e., restricted stock) outstanding under all of our existing plans as of February 29, 2012:

Selected Share Data, as of February 29, 2012	Total
Stock options outstanding, all plans (1)	3,834,686
Full value awards outstanding, all plans	268,047
Shares available for future awards, all plans	92,000
Common shares issued and outstanding	67,710,092

(1) The weighted average exercise price of all stock options outstanding as of February 29, 2012 was $13.90. The weighted average contractual life of all stock options outstanding as of February 29, 2012 was 7.25 years.

The following table sets forth the number of stock options and fair value awards (i.e., restricted shares and units) granted in fiscal 2011, 2010 and 2009. The table also shows the weighted average number of common shares outstanding in the fiscal year indicated.

Fiscal Year	Stock Options Granted	Full Value Awards Granted	Weighted Average Number of Common Shares Outstanding
2011	1,052,473	198,407	67,400,000
2010	480,412 (1)	123,970	34,128,000
2009	267,463	383,810	31,565,000

(1) Excludes options with respect to 3,296,105 shares of common stock assumed in connection with the merger on December 6, 2010 under the Snyder's Plan with a weighted average exercise price of $3.55 as of the date of the merger. As of February 29, 2012, there were 1,298,638 shares subject to these options with a weighted average price of $4.62 and a weighted average life of 8.23 years.

For additional information regarding our equity compensation plans at December 31, 2011, see "Equity Compensation Plan Information" beginning on page 41.

Section 162(m) of the Code

The 2012 Plan is also intended to provide income tax benefits to both us and our employees. The Plan authorizes the grant of incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock appreciation rights, and other types of awards that may qualify under Section 162(m) of the Code as qualified performance-based compensation. Section 162(m) generally limits the deduction that we may take for compensation of our Chief Executive Officer and certain of our other most highly compensated officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. Among these requirements is a requirement that the material terms pursuant to which the performance based compensation is to be paid be disclosed to and approved by the stockholders. Accordingly, if the 2012 Plan is approved by the stockholders and other conditions of Section 162(m) relating to performance-based compensation are satisfied, performance-based compensation paid to covered officers pursuant to the 2012 Plan should not fail to be deductible due to the operation of Section 162(m).

Number of Shares

The 2012 Plan reserves for issuance to certain key employees the sum of (a) 3,000,000 shares of our common stock plus (b) the number of shares of our common stock available for awards under the 2007 Plan immediately prior to the effective date of the 2012 Plan plus (c) any shares of common stock that were subject to an award under the 2007 Plan, which award is canceled, terminates, expires or lapses for any reason from and after the effective date of the 2012 Plan. Initially, if the 2012 Plan is approved by the stockholders, we expect that 3,000,000 shares of common stock (approximately 4% of the outstanding shares of our common stock as of February 29, 2012) will be available for awards under the 2012 Plan.

With respect to stock options and stock appreciation rights, the number of common shares available for issuance under the plan will be reduced by one share of common stock for each share of common stock subject to such awards regardless of the actual number of shares of common stock issued upon exercise or settlement. Shares covered by awards under the 2012 Plan will again be available for awards if and to the extent (a) the award is cancelled, terminates, expires or lapses or (b) the award is settled in cash. The maximum number of shares of common stock with respect to each type of award intended to satisfy the performance-based exception from the deductibility limitations of Section 162(m) of the Code (other than performance cash awards) granted to a participant in one calendar year shall not exceed (a) 500,000 shares for stock options and stock appreciation rights and (b) 500,000 shares for restricted awards or other performance equity awards.

Administration

The 2012 Plan will be administered by the compensation committee of the board of directors, or, to the extent required, a subcommittee of the Compensation Committee comprised of the members of the Compensation Committee who are "non-employee directors" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934 or "outside directors" within the meaning of Section 162(m) of the Code (the "Committee").

In the event that any member of the Compensation Committee is not a "non-employee director" under Rule 16b-3 or an "outside director" under Section 162(m), as the case may be, it is intended that such member of the Committee will abstain from any decision impacted by Section 16(b) or Section 162(m). Under the 2012 Plan, the Committee will (i) select the key employees to receive awards from time to time, (ii) make awards in such form and amounts as it determines, (iii) impose such limitations, restrictions and conditions upon awards as it deems appropriate, (iv) interpret the 2012 Plan and adopt, amend and rescind administrative guidelines and other rules and regulations relating to the 2012 Plan, (v) correct any defect or omission or reconcile any inconsistency in the 2012 Plan or any award granted thereunder and (vi) make all other determinations and take all other actions necessary or advisable for the implementation and administration of the 2012 Plan. The Committee will also have the authority to accelerate the vesting and/or waive any restrictions, or otherwise amend the terms of any award within its discretion. The 2012 Plan will terminate on May 3, 2018.

Eligibility

Only managerial and other key employees may participate in the 2012 Plan. Key employees are those employees who occupy managerial or other important positions and who have made or are expected to make important contributions to our business or the business of a subsidiary, as determined by the Committee. Initially, approximately 150 employees are expected to be eligible to participate. The Committee in its discretion will determine which key employees will receive awards from time to time.

Awards of Stock Options and Stock Appreciation Rights

The 2012 Plan provides for the grant of options to purchase shares of common stock at exercise prices determined by the Committee as of the date of grant. In no event will option exercise prices be less than the fair market value of shares of common stock at the close of business on the date of grant. The fair market value of the common stock on February 29, 2012 was $22.45 per share.

The 2012 Plan also provides for the grant of stock appreciation rights (either in tandem with stock options or freestanding), which entitle holders upon exercise to receive either cash or shares of common stock or a combination thereof, as the Committee in its discretion shall determine, with a value equal to the difference between (i) the fair market value on the exercise date of the shares with respect to which a stock appreciation right is exercised and (ii) the fair market value of such shares on the date of grant (or such other price as set by the Committee provided such other price is not less than the fair market value of such shares on the date of grant).

Awards to key employees of options under the 2012 Plan, which may be either incentive stock options (which are eligible for special tax treatment) or nonqualified stock options, are determined by the Committee. The terms and conditions of each such option and of any stock appreciation right are to be determined by the Committee at the time of the grant. In no event will the Committee grant incentive stock options for more than an aggregate of 3,000,000 shares of common stock.

Exercise of an option (or a stock appreciation right) will result in the cancellation of any related stock appreciation right (or option) to the extent of the number of shares in respect of which such option or stock appreciation right has been exercised. Options and stock appreciation rights granted under the 2012 Plan will expire as determined by the Committee, but the term of incentive stock options may not be more than 10 years from the date of grant. The option agreements entered into with the optionees will specify the extent to which options and stock appreciation rights may be exercised during their respective terms, including in the event of the optionee's death, disability or termination of employment.

Payment for shares issuable pursuant to the exercise of an option may be made either in cash or by tendering shares of common stock with a fair market value at the date of the exercise equal to the portion of the exercise price which is not paid in cash. Any shares of common stock tendered must have been, to the extent required by applicable accounting principles, held by the participant for at least six months prior to tender or acquired in the open market. The Committee may also allow cashless exercises as permitted by applicable rules and regulations or exercises by any other means that are consistent with the applicable law and the purpose of the 2012 Plan.

Participants that are granted stock options and stock appreciation rights will have no rights as a stockholder of our company with respect to the shares covered by the stock options or stock appreciation rights until such time as the underlying shares of common stock are issued to the participant.

Restricted Awards, Performance Awards and Other Awards

The Plan provides for the issuance of restricted awards in the form of shares of restricted stock or restricted units representing shares of common stock on such terms and conditions as are determined from time to time by the Committee, in addition to or in combination with other awards under the 2012 Plan. Such restrictions may include the continued service of the participant with us, the attainment of specified performance goals or any other conditions deemed appropriate by the Committee. No more than 700,000 shares of common stock may be awarded in the form of restricted stock, restricted stock units, performance equity awards, or other stock-based or combination awards.

The stock certificates evidencing the restricted stock will bear an appropriate legend and will be held in our custody until the applicable restrictions have been satisfied. A participant cannot sell, transfer, pledge, assign or hypothecate shares of restricted stock until the applicable restrictions have been satisfied. Once the restrictions are satisfied, the shares will be delivered to the participant. During the period of restriction, the participant may exercise full voting rights and receive cash dividends with respect to the restricted stock. The participant will also be credited with stock dividends, if any, with respect to the restricted stock, subject to the same restrictions of the underlying restricted stock. Awards of restricted units will be paid in shares of common stock upon vesting with each unit having a value equal to the fair market value of one share of common stock.

The Committee may also make performance awards in the form of performance equity awards or performance cash awards to selected key employees, in addition to or in combination with other awards under the 2012 Plan. Performance equity awards are made in units representing shares of common stock and performance cash awards are made for a specified dollar value including a number of units payable in cash. The 2012 Plan provides that the number of performance awards granted and/or the vesting of granted performance awards shall be contingent on the attainment of certain performance goals or other conditions over a period of time (called the "performance period"), all as determined by the Committee. During the performance period, the Committee will determine what number (if any) of performance awards have been earned. Earned performance awards may be paid in cash, shares of common stock or a combination thereof having an aggregate fair market value equal to the value of the earned performance awards as of the payment date.

In addition, the 2012 Plan permits the Committee to make grants of other awards of common stock or awards denominated in units of common stock, including ones valued using measures other than market values.

Qualified Performance-Based Awards

Section 162(m) of the Code limits the deduction that we may take for compensation paid to our Chief Executive Officer and certain of our other most highly compensated officers to $1,000,000 per individual, unless the qualified performance-based compensation requirements of Section 162(m) are satisfied.

The 2012 Plan is designed such that all awards of stock options and stock appreciation rights are intended to qualify as performance-based compensation under Section 162(m). For awards other than stock options and stock appreciation rights, the Committee may designate such awards as performance-based compensation awards by establishing performance goals for the awards based on one or more of the following performance measures:

- revenue (including gross revenue or net revenue);
- sales (including gross sales or net sales);
- profit (including net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures excluding special items);
- earnings on a pre-tax or after-tax basis (including EBIT, EBITDA, earnings per share, earnings growth or other corporate earnings measures);
- margins (net or gross);
- net income (before or after taxes, operating income or other income measures);
- cash (cash flow, cash generation or other cash measures);

- stock price or performance;
- stock index price or performance;
- total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price or other measures of return);
- financial return measures (including dividends, return on assets, capital, equity, investment or sales, cash flow or free cash flow);
- market share measures;
- improvements in capital structure;
- levels of debt, equity, accounts receivable, lost time accidents or safety;
- employee relations (surveys, employee claims);
- expenses (operating expense, expense management, expense ratio, expense efficiency ratios, other expense measures or cost containment, including medical, casualty and workers compensation costs);
- internal rate of return or increase in net present value;
- working capital targets relating to inventory, accounts receivable or other components;
- planning accuracy (as measured by comparing planned results to actual results);
- productivity improvement;
- inventory measures (turns, reduction, shrinkage);
- customer relations and service (count, frequency, attitude, order fill rate);
- compliance goals (employee turnover, social goals, diversity goals, safety programs, regulatory or legal compliance); and
- business expansion, acquisitions and divestitures.

The performance goals may be expressed in terms of company-wide objectives or objectives that relate to the performance of one of our affiliates, divisions, regions, departments or functions or a combination of such objectives. The performance goals may be expressed in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially-created performance index of our competitors or peers. Subject to the requirements of Section 162(m) of the Code (to the extent applicable), the Committee may determine to adjust certain goals (including indexes) during or after the applicable performance period to take into consideration or to mitigate the unbudgeted impact of certain unusual, non-recurring or extraordinary items or events. The Committee may also provide that the achievement of performance goals will be waived upon death or disability or in connection with a change in control of our company.

The performance periods for performance based-awards may be as short as three-months or for any longer period. Although the 2012 Plan enables the Committee to determine awards based on the performance measures described above, the Committee has absolute discretion to decrease or eliminate an award under the plan. No individual participant may receive in one calendar year cash based awards in excess of $3,000,000.

Withholding for Payment of Taxes

The 2012 Plan provides for the withholding and payment by a participant of any payroll or withholding taxes required by applicable law. In satisfying the withholding obligation, we may elect to withhold shares having a fair market value equal to the minimum tax that could be imposed on the transaction. In addition, we may permit participants to elect to satisfy tax withholding obligations by either (1) having us withhold shares with a fair market value equal to the minimum tax that could be imposed on the transaction or (2) tendering previously acquired shares having such fair market value, as long as to the extent required by applicable accounting principles such shares have been held by the participant for at least six months or were acquired by the participant on the open market.

Changes in Capitalization and Similar Changes

In order to prevent dilution or enlargement of rights under the 2012 Plan or to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities property or cash (other than regular, quarterly cash dividends) or any other event or transaction that effects the number or kind of shares of common stock outstanding, the number and kind of shares of common stock available for issuance under the 2012 Plan (including under outstanding awards) and the number and kind of shares of common stock subject to the award limits under the plan will be equitably adjusted as determined by the Committee in its discretion. The terms of any outstanding award will also be equitably adjusted by the Committee as to price, number or kind of shares of common stock subject to the awards, vesting and other terms to reflect such events.

Changes in Control

The 2012 Plan makes two changes to the treatment of equity awards upon a change in control, as compared to the Prior Plans. First, the definition of change in control generally requires consummation of the underlying transaction, rather than just stockholder approval. Second, while the Prior Plans provided for automatic vesting upon the change in control (sometimes referred to as "single trigger" vesting), the 2012 Plan requires both the occurrence of the change in control and a subsequent termination of the participant's employment in order for awards to become vested in connection with a change in control (often referred to as "double trigger" vesting). More specifically, except as may otherwise be provided in an award agreement, incentive plan or other instrument adopted under the 2012 Plan, the Plan provides that in the event a participant's employment is either terminated by the Company without cause or by the participant for good reason within 24 months of a change in control of our Company, (1) any options and stock appreciation rights will be fully exercisable as of the date of such termination and will remain exercisable for their full term, (2) all restrictions and conditions of all restricted awards will be deemed satisfied as of the date of such termination and (3) all performance awards will be deemed to have been fully earned assuming target performance as of the date of such termination.

A "change in control" will generally be deemed to occur under the 2012 Plan upon:

- the acquisition of 25% or more of the combined voting power of our securities by any person or group, other than a trustee or fiduciary holding securities under one of our employee benefit plans, a corporation owned by our current stockholders or the Warehime Family, which consists of Michael A. Warehime and his descendents and any spouse of Michael A. Warehime or his descendents;

- a change in the majority of the board of directors over a two year period;

- consummation of the sale of substantially all of our assets to an entity of which our current stockholders own less than 60% of the voting control;

- consummation of a merger, consolidation or reorganization after which our current stockholders own less than 60% of the voting control of our company or the surviving entity; or

- the stockholders of the Company approve a plan of complete liquidation of the company.

A "change in control" will not be deemed to occur with respect to a person if the person is part of a purchasing group that consummates a change in control transaction.

Amendment and Termination of the 2012 Plan; No Repricing of Options or Stock Appreciation Rights

The board of directors will have the power to amend, modify or terminate the 2012 Plan. Stockholder approval will be required for any change to the material terms of the 2012 Plan to the extent required by the rules of any national securities exchange upon which the common stock is listed at the time the amendment is proposed or Section 422 of the Code with respect to incentive stock options. In addition, without stockholder approval (except in connection with a fundamental corporate transaction involving the company, such as a merger, consolidation, special dividend or stock-split), the terms of outstanding awards may not be amended to reduce the exercise price of outstanding stock options or stock appreciation rights, or cancel outstanding stock options or stock appreciation rights in exchange for cash, other awards or stock options or stock appreciation rights with an exercise price that is less than the exercise price of the original stock options or stock appreciation rights. The Compensation Committee may also amend the 2012 Plan or any award under the plan to ensure compliance with Section 409A of the Code.

New Plan Benefits

Because awards under the 2012 Plan are to be determined by the Compensation Committee from time to time, we cannot currently determine the number of awards or shares of stock that may be granted to a particular individual under the 2012 Plan. However, in 2011, we granted to the named executive officers the awards set forth above in the table entitled "Grants of Plan Based Awards." In addition, all current executive officers, other than the named executive officers, as a group received awards covering 5,949 shares under the Prior Plans in 2011; no current directors, other than directors who are executive officers, were eligible to receive awards under the Prior Plans in 2011; and all non-executive officer employees as a group received awards covering 10,949 shares under the Prior Plans in 2011.

Federal Income Tax Treatment

Incentive Stock Options. Incentive stock options granted under the 2012 Plan will be subject to the applicable provisions of the Code, including Section 422. If shares of our common stock are issued to an optionee upon the exercise an incentive stock option, and if no "disqualifying disposition" of such shares is made by such optionee within one year after the exercise of the incentive stock option or within two years after the date the incentive stock option was granted, then (i) no income will be recognized by the optionee at the time of the grant of the incentive stock option, (ii) no income, for regular income tax purposes, will be realized by the optionee at the date of exercise, (iii) upon sale of the shares acquired by exercise of the incentive stock option, any amount realized in excess of the option price will be taxed to the optionee, for regular income tax purposes, as a long-term capital gain and any loss sustained will be a long-term capital loss and (iv) no deduction will be allowed by us for federal income tax purposes. If a "disqualifying disposition" of such shares is made, the optionee will realize taxable ordinary income in an amount equal to the excess of the fair market value of the shares purchased at the time of exercise over the option price (the bargain purchase element) and we will be entitled to a federal income tax deduction equal to such amount. The amount of any gain in excess of the bargain purchase element realized upon a "disqualifying disposition" will be taxable as capital gain to the holder (for which we will not be entitled a federal income tax deduction). Upon exercise of an incentive stock option, the fair market value of the shares received upon exercise less the exercise price generally will be included in income for alternative minimum tax purposes and thus the optionee may be subject to alternative minimum tax.

Nonqualified Stock Options. With respect to nonqualified stock options granted to optionees under the 2012 Plan, (i) no income is realized by the optionee at the time the nonqualified stock option is granted, (ii) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option price and the fair market value of the shares on the date of exercise, and we receive a tax deduction for the same amount and (iii) on disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on whether the shares have been held for more than one year.

Restricted Stock. Upon becoming entitled to receive shares at the end of the applicable restriction period without a forfeiture, the recipient has ordinary income in an amount equal to the fair market value of the shares at that time. However, a recipient who makes an election under Section 83(b) of the Code within 30 days of the date of the grant will have ordinary taxable income on the date of the grant equal to the fair market value of the shares of restricted stock as if the shares were unrestricted and could be sold immediately. If the shares subject to such Section 83(b) election are forfeited, the recipient will not be entitled to any deduction, refund or loss for tax purposes.
Upon sale of the shares after the forfeiture period has expired (assuming no Section 83(b) election), the holding period to determine whether the recipient has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis will be equal to the fair market value of the shares when the restriction period expires. However, if the recipient timely elects under Section 83(b) to be taxed as of the date of grant, the holding period commences on the date of the grant and the tax basis will be equal to the fair market value of the shares on the date of the grant as if the shares were then unrestricted and could be sold immediately. We generally will be entitled to a deduction equal to the amount that is taxable as ordinary compensation income to the participant.

Performance Awards. A participant who receives a performance award will not recognize income and we will not be allowed a deduction at the time the award is made. When a participant receives payment for a performance award in cash or shares of common stock, the amount of the cash and the fair market value of the shares received will be ordinary income to the participant and we will receive a tax deduction for the same amount. However, if there is a substantial risk that any shares used to pay out earned performance shares will be forfeited (for example, because the Committee conditions such shares on the performance of future services), the taxable event is deferred until the risk of forfeiture lapses. In this case, the participant can make a Code Section 83(b) election as previously described. We generally will be entitled to a deduction at the time the income is recognized by the participant.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting is required for approval of the 2012 Key Employee Incentive Plan. Abstentions and broker non-votes will not be counted as votes cast on the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" approval of the 2012 Key Employee Incentive Plan.

PROPOSAL 5 – APPROVAL OF 2012 ASSOCIATE STOCK PURCHASE PLAN

The board of directors has adopted the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan (the "Plan"), subject to approval by the stockholders at the 2012 annual meeting. After approval of the Plan by the stockholders, the 2005 Employee Stock Purchase Plan of Lance, Inc. (the "Prior Plan") will be terminated, and no further purchases of our common stock will be made under the Prior Plan. The following discussion summarizes the material features of the Plan. A complete copy of the Plan is attached to this proxy statement as Annex B.

Purpose

The purpose of the Plan is to give employees of the Company and its subsidiaries a means of purchasing stock in the Company through payroll deductions supplemented by company contributions. The Company believes that ownership of stock by its employees will foster increased employee interest in the Company's success, growth and development. The class of stock that is to be purchased under the Plan is the $.83-1/3 par value common stock of the Company.

Administration

The Plan is to be administered by a plan administrator (the "Administrator") designated by the board of directors or the administrative committee (the "Committee"), which is appointed by the board of directors or the Chief Executive Officer of the Company. The Administrator will provide brokerage and other administrative services to the Plan, including purchasing, receiving and holding common stock in the Plan. The board or the Committee will inform participants in the Plan of the name, address and telephone number of the Administrator.

Number of Shares

Up to 500,000 shares of our common stock may be purchased by participants under the Plan, subject to appropriate adjustments by the Committee in the event of certain fundamental corporate transactions, such as stock splits, mergers, consolidations, separations, reorganizations, liquidation or similar transactions.

Eligibility and Participation

All persons who are employed by the Company or its subsidiaries to work in the United States and whose wages are subject to FICA and have completed 30 days of continuous service are eligible to participate in the Plan on a voluntary payroll deduction basis, with the exception of employees who are deemed to own 5% or more of the combined voting power or value of all classes of stock of the Company or any of its subsidiaries. In addition, no employee of the Company or its subsidiaries with the title of Vice President and above shall be eligible to participate in the Plan. Participation in the Plan is entirely voluntary. There are approximately 6,000 employees who are eligible to participate in the Plan.

Contributions

Participants may elect to make contributions under the Plan each pay period in an amount in a whole percentage ranging from a minimum of 1% to a maximum of 10% of the participant's base pay for the pay period. All participant contributions will be withheld from the participant's compensation by payroll deduction. The Company will also make a monthly contribution under the Plan in an amount equal to 10% (or such other percentage as determined by the board of directors of the Committee, which may vary among participants or groups of participants but which shall not exceed 10% unless stockholder approval is obtained) of the aggregate amount of the payroll deductions of a participant for that month period.

Stock Purchases

The Company will accumulate on a calendar month basis and hold, without interest to the participants, all participant contributions. As soon as practicable after the end of each month, the Company shall apply the sum of all participant contributions and Company contributions for that month toward the purchase of shares of common stock on behalf of those participants who made contributions during that month. The Company may either elect to instruct the Administrator to purchase shares of common stock in the open market or to issue authorized but unissued shares. However, the Company expects that shares of common stock purchased under the Plan will be purchased in the open market. If authorized but unissued shares are issued, the price will be the closing sale price per share of the common stock on the applicable purchase date, or, if no sales occur on such purchase date, then on the next preceding date on which sales occur. The shares purchased by the Administrator, and any shares contributed by the Company, shall be allocated to each participant's account on a proportionate basis. Stock allocated to a participant's account will be fully vested in the participant, and any cash dividends received by the Administrator with respect to such shares will be used to purchase additional common stock for the participant unless the participant instructs the Administrator otherwise.

Disposition of Shares; Nonassignability

A participant may instruct the Administrator to sell any or all of the shares allocable to the participant's share account. Upon such sale, the Administrator will distribute the sale proceeds to the participant, less any applicable brokerage fees which are payable by the participant. Participants will generally have no right to assign, transfer or encumber their rights under the Plan prior to the withdrawal of shares from the participant's account.

Termination of Plan Participation

A participant may terminate his or her participation in the plan at any time by making an election with the plan administrator. Participation in the Plan will also terminate automatically without notice upon death or other termination of employment of a participant with the Company or any of its subsidiaries.

Voting Rights

Participants shall receive all notices of stockholder meetings and proxy statements and all other materials distributed by the company to its stockholders, and all whole shares in participant's account will be voted in accordance with the participants signed proxy instructions.

Amendment and Termination of the Plan

The board of directors or the Committee (to the extent permitted by applicable law) may amend or terminate the Plan at any time subject to any stockholder approval required under applicable law or any securities exchange listing requirement. The Board or Committee (to the extent permitted by applicable law) will also have the authority to construe and interpret the plan and make other determinations necessary or advisable regarding the plan.

Tax Considerations

The Plan will be a "non-qualified" stock purchase plan. The amount of the payroll deduction and Company contribution for each participant will be included in the participant's gross income. The Company will compute withholding taxes and employment taxes by including employer contributions in compensation and without excluding any payroll deduction pursuant to the Plan. Cash dividends credited to a participant's account will generally be included in the gross income of the participant for federal income tax purposes. A participant may also realize taxable gain or loss on the sale of the participant's common stock by the Administrator. Participants retain all responsibility for all reports and payments required by any applicable tax laws.

Vote Required

The affirmative vote of a majority of the votes cast on the proposal at the annual meeting is required for approval of the 2012 Associate Stock Purchase Plan. Abstentions and broker non-votes will not be counted as votes cast on the proposal and will have no impact on the outcome of the vote.

Recommendation of the Board

The board of directors unanimously recommends that you vote "**FOR**" approval of the 2012 Associate Stock Purchase Plan.

STOCKHOLDER PROPOSALS FOR THE 2013 ANNUAL MEETING

If any stockholder wishes to present, in accordance with SEC Rule 14a-8, a proposal to the stockholders of Snyder's-Lance at the 2013 annual meeting, such proposal must be received by us at our principal executive offices for inclusion in the proxy statement and form of proxy relating to the meeting on or before November 28, 2012. Pursuant to SEC rules, submitting a proposal does not guarantee that it will be included in the proxy materials.

In accordance with the Company's Bylaws, in order to be properly brought before the 2013 annual meeting of stockholders, a stockholder's notice of a proposal the stockholder wishes to present (other than a proposal brought pursuant to SEC Rule 14a-8), or a person or persons the stockholder wishes to nominate as a director, must be delivered to us at our principal executive offices no earlier than January 18, 2013 and no later than February 17, 2013. To be in proper form, such stockholder's notice must include the specified information concerning the proposal or nominee as described in the Bylaws. The presiding officer or chairman of the annual meeting of stockholders may refuse to accept any such proposal that is not in proper form or submitted in compliance with the procedures specified in our Bylaws.

Notice of stockholder proposals should be sent to Secretary, Snyder's-Lance, Inc., 13024 Ballantyne Corporate Place, Harris Building, Suite 900, Charlotte, North Carolina 28277.

2011 ANNUAL REPORT TO STOCKHOLDERS

This proxy statement is accompanied by our 2011 Annual Report to Stockholders, which includes our Annual Report on Form 10-K for the fiscal year ended December 31, 2011. The Annual Report and the Form 10-K, which contains our consolidated financial statements and other information about us, are not incorporated in the proxy statement and are not to be deemed a part of the proxy soliciting material. Copies of this proxy statement and the 2011 Annual Report to Stockholders are available at www.snyderslance.com.

OTHER MATTERS

Snyder's-Lance knows of no other matters to be submitted to the stockholders at the 2012 annual meeting other than those identified in this proxy statement. If any other matters properly come before the meeting, the holders of the proxies will vote on such matters in their discretion under the authority granted in the proxy.

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ANNEX A

SNYDER'S-LANCE, INC.

2012 KEY EMPLOYEE INCENTIVE PLAN

Section 1. **Purpose.** The purpose of the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan (the "Plan") is to attract and retain managerial and other key employees, and to reward such employees for making major contributions to the success of Snyder's-Lance, Inc. (the "Company"). The Plan is designed to meet these objectives by offering performance-based stock and cash incentives and other equity-based incentive awards, thereby providing such employees with a proprietary interest in the long term growth and performance of the Company.

Section 2. **Definitions.** For purposes of the Plan, unless the context clearly indicates otherwise, the following terms shall have the meanings set forth below:

(a) *"Award"* (*collectively, "Awards"*) means an award or grant made to a Participant under Sections 6 through 11, inclusive, of the Plan.

(b) *"Beneficial Owner"* has the meaning ascribed to such term in Section 13(d) of the Exchange Act and Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

(c) *"Board"* means the Board of Directors of the Company.

(d) *"Code"* means the Internal Revenue Code of 1986, as in effect from time to time, or any successor thereto, together with rules, regulations and interpretations promulgated thereunder.

(e) *"Common Stock"* means the $0.83 1/3 par value Common Stock of the Company or any security of the Company issued in substitution, exchange or lieu thereof pursuant to Section 15 hereof.

(f) *"Company"* means Snyder's-Lance, Inc., a North Carolina corporation, and any subsidiary corporations within the meaning of Section 424(f) of the Code, as well as any successor corporation or corporations thereto.

(g) *"Compensation Committee"* means the Compensation Committee of the Board; provided, that (i) with respect to any Awards to any Insider, Compensation Committee means all of the members of the Compensation Committee who are "non-employee" directors within the meaning of Rule 16b-3 adopted under the Exchange Act, and (ii) with respect to any Awards to any key employees who are Named Executive Officers intended to comply with the Performance-Based Exception, Compensation Committee means all of the members of the Compensation Committee who are "outside directors" within the meaning of Section 162(m) of the Code.

(h) *"Covered Employee"* means a "covered employee" as defined in Section 162(m)(3) of the Code.

(i) *"Director"* means a member of the Board.

(j) *"Disability"* means the inability, by reason of physical or mental infirmity or both, of an individual to perform satisfactorily the duties then assigned to such individual or any other duties the Company is willing to assign to such individual for which compensation is payable. Disability shall be determined by the Compensation Committee based upon such evidence as the Compensation Committee shall deem sufficient and, upon medical evidence, if available, and, in the discretion of the Compensation Committee, upon certification of such Disability by an independent qualified physician. Notwithstanding the foregoing, for any Awards that constitute a nonqualified deferred compensation plan within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such plans.

(k) *"Effective Date"* means May 3, 2012, the date of the Annual Meeting of Stockholders of the Company at which the Plan was approved by the Company's stockholders.

(l) *"Exchange Act"* means the Securities Exchange Act of 1934, as amended and in effect from time to time, or any successor statute.

(m) *"Fair Market Value,"* with respect to a share of the Common Stock at a particular time, shall be that value as determined by the Compensation Committee which shall be (i) if such Common Stock is listed on a national securities exchange or traded on the NASDAQ Stock Market, the closing price for sales of the Common Stock on a national securities exchange or the NASDAQ Stock Market on which the Common Stock is principally traded on said date, or, if no sales occur on said date, then on the next preceding date on which there were such sales of Common Stock, (ii) if the Common Stock shall not be listed on a national securities exchange or traded on the National Market System, the mean between the closing bid and asked prices last reported by the National Association of Securities Dealers, Inc. for the over-the-counter market on said date or, if no bid and asked prices are reported on said date, then on the next preceding date on which there were such quotations, or (iii) if at any time quotations for the Common Stock shall not be reported by the National Association of Securities Dealers, Inc. for the over-the-counter market and the Common Stock shall not be listed on any national securities exchange or traded on the NASDAQ Stock Market, the fair market value determined by the Compensation Committee in such manner as it may deem reasonable.

(n) *"Incentive Stock Option"* means any Stock Option granted pursuant to the provisions of Section 6 of the Plan that is intended to be and is specifically designated as an "incentive stock option" within the meaning of Section 422 of the Code.

(o) *"Insider"* means an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the rules thereunder.

(p) *"Member of the Warehime Family"* means (i) Michael A. Warehime, (ii) a lineal descendant of Michael A. Warehime, including adopted persons as well as persons related by blood, (iii) a spouse of an individual described in clause (i) or (ii) of this Section 2(p) or (iv) a trust, estate, custodian and other fiduciary or similar account for an individual described in clause (i), (ii) or (iii) of this Section 2(p).

(q) *"Named Executive Officer"* means, for a calendar year, a Participant who is one of the group of "covered employees" for such calendar year within the meaning of Code Section 162(m) or any successor statute.

(r) *"Non-Qualified Stock Option"* means any Stock Option granted pursuant to the provisions of Section 6 of the Plan that is not an Incentive Stock Option.

(s) *"Outside Person"* means any Person other than (i) a Member of the Warehime Family, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or (iii) a corporation owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Company.

(t) *"Participant"* means an employee of the Company who is granted an Award under the Plan.

(u) *"Performance Award"* means an Award granted pursuant to the provisions of Section 9 of the Plan the vesting of which is contingent on performance attainment.

(v) *"Performance Cash Award"* means an Award of cash or other monetary units granted pursuant to the provisions of Section 9 of the Plan.

(w) *"Performance-Based Exception"* means the performance-based exception set forth in Code Section 162(m)(4)(C) from the deductibility limitations of Code Section 162(m).

(x) *"Performance Equity Award"* means an Award of units representing shares of Common Stock granted pursuant to the provisions of Section 9 of the Plan.

(y) *"Person"* has the meaning ascribed to said term in Section 3(a)(9) of the Exchange Act as modified and used in Sections 13(d) and 14(d) of the Exchange Act, including a "group" as defined in Section 13(d) of the Exchange Act.

(z) *"Plan"* means the Snyder's-Lance, Inc. 2012 Key Employee Incentive Plan as set forth herein, as the same may be hereafter amended and from time to time in effect.

(aa) *"Prior Plan"* means the Lance, Inc. 2007 Key Employee Incentive Plan, as amended effective May 4, 2010.

(bb) *"Qualified Business Criteria"* means one or more of the business criteria listed in Section 11(b) upon which performance goals for certain Qualified Performance-Based Awards may be established by the Compensation Committee.

(cc) *"Qualified Performance-Based Award"* means, with respect to a Covered Employee, an Award granted to an officer of the Company that is either (i) intended to qualify for the Performance-Based Exception and is made subject to performance goals based on Qualified Business Criteria as set forth in Section 11(b), or (ii) a Stock Option or SAR having an exercise price equal to or greater than the Fair Market Value of the underlying Common Stock as of the Grant Date.

(dd) *"Restricted Award"* means an Award granted pursuant to the provisions of Section 8 of the Plan.

(ee) *"Restricted Stock Grant"* means an Award of shares of Common Stock granted pursuant to the provisions of Section 8 of the Plan.

(ff) *"Restricted Unit Grant"* means an Award of units representing shares of Common Stock granted pursuant to the provisions of Section 8 of the Plan.

(dd) *"Retirement"* means the participant's termination of employment with the Company either (i) after attainment of age 65 or (ii) after attainment of age 55 with the prior consent of the Compensation Committee.

(hh) *"Stock Appreciation Right"* or *"SAR"* means an Award to benefit from the appreciation of Common Stock granted pursuant to the provisions of Section 7 of the Plan.

(ii) *"Stock Option"* means an Award to purchase shares of Common Stock granted pursuant to the provisions of Section 6 of the Plan.

Section 3. Administration

(a) The Plan shall be administered by the Compensation Committee.

(b) The Compensation Committee is authorized to grant Awards under the Plan, to construe and interpret the Plan, to promulgate, amend and rescind rules and regulations relating to the implementation of the Plan and to make all other determinations necessary or advisable for the administration of the Plan. Any determination, decision or action of the Compensation Committee in connection with the construction, interpretation, administration or application of the Plan shall be final, conclusive and binding upon all persons participating in the Plan and any person validly claiming under or through persons participating in the Plan. The Company shall effect the granting of Awards under the Plan in accordance with the determinations made by the Compensation Committee, by execution of instruments in writing in such form as are approved by the Compensation Committee.

Section 4. Duration of and Common Stock Subject to Plan.

(a) *Term.* The Plan shall be effective on the Effective Date, subject to approval of the Plan by the Company's stockholders at the Annual Meeting of Stockholders held on the Effective Date. The Plan shall terminate on the sixth anniversary of the Effective Date (i.e., May 3, 2018).

(b) *Shares of Common Stock Subject to Plan.* The maximum number of shares of Common Stock with respect to which Awards may be granted under the Plan, subject to adjustment as provided in Section 15 of the Plan, shall be the sum of (A) 3,000,000 plus (B) the number of shares of Common Stock available for awards under the Prior Plan immediately prior to the Effective Date plus (C) any shares of Common Stock that were subject to an award under the Prior Plan which award is canceled, terminates, expires or lapses for any reason from and after the Effective Date. For the purpose of computing the total number of shares of Common Stock available for Awards under the Plan, there shall be counted against the foregoing limitation the number of shares of Common Stock subject to issuance upon exercise or settlement of Awards and the number of shares of Common Stock which equal the value of Restricted Unit Grants and Performance Equity Grants and other stock-based Awards in each case determined as of the dates on which such Awards are granted. In that regard, with respect to Stock Options or SARs, the number of shares of Common Stock available for Awards under the Plan shall be reduced by one share of Common Stock for each share of Common Stock covered by such Award or to which such Award relates regardless of the actual number of shares of Common Stock issued upon exercise or settlement. If any Award is canceled, terminates, expires or lapses for any reason, any shares subject to such Award shall not count against the aggregate number of shares that may be issued under the Plan as set forth above. The following items shall not count against the aggregate number of shares that may be issued under the Plan as set forth above: (i) the payment in cash of dividends or dividend equivalents under any outstanding Award; (ii) any Award that is settled in cash rather than by issuance of shares; or (iii) Awards granted through the assumption of, or in substitution for, outstanding Awards previously granted to individuals who become key employees as a result of a merger, consolidation, acquisition or other corporation transaction involving the Company or any subsidiary of the Company. Common Stock which may be issued under the Plan may be either authorized and unissued shares or issued shares which have been reacquired by the Company. No fractional shares of Common Stock shall be issued under the Plan.

(c) *Restricted and Other Award Limitations.* In no event shall the Compensation Committee grant Restricted Awards, Performance Equity Awards or other stock-based or combination Awards (as described in Section 10) covering in the aggregate more than the sum of (i) 700,000 shares of Common Stock plus (ii) the number of shares of Common Stock for any such Award that is canceled, terminates, expires or lapses for any reason..

(d) *Incentive Stock Option Award Limitation.* In no event shall the Compensation Committee grant Incentive Stock Option Awards covering in the aggregate more than 3,000,000 shares of Common Stock.

(e) *Individual Award Limit for Equity-Based Awards.* The maximum number of shares of Common Stock with respect to each type of Award (other than Performance Cash Awards) intended to satisfy the Performance-Based Exception granted to any Participant in any calendar year shall not exceed the following: (i) Stock Options and SARs: 500,000; and (ii) Restricted Stock, Restricted Stock Units or any other Performance Equity Award intended to satisfy the Performance-Based Exception: 500,000.

(f) *Individual Award Limit for Cash-Based Awards.* The aggregate dollar value of any Performance Cash Awards or other cash-based Awards intended to satisfy the Performance-Based Exception that may be paid to a Participant under the Plan during any one calendar year shall not exceed $3,000,000.

Section 5. Eligibility. Only managerial and other key employees shall be eligible to be granted Awards under the Plan. The Compensation Committee shall, from time to time, (i) determine those managerial and other key employees to whom Awards shall be granted and the conditions of each such Award or issue and sale and (ii) grant such Awards. No member of the Compensation Committee while serving as such shall be eligible to receive any Award hereunder.

Section 6. Stock Options. Stock Options may be granted under the Plan in the form of Incentive Stock Options or Non-Qualified Stock Options; and such Stock Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall determine:

(a) *Grant.* Stock Options may be granted under the Plan on such terms and conditions not inconsistent with the provisions of the Plan and in such form as the Compensation Committee may from time to time approve. Stock Options may be granted alone, in addition to or in combination with other Awards under the Plan.

(b) *Stock Option Price.* The option exercise price per share of Common Stock purchasable under a Stock Option shall be determined by the Compensation Committee at the time of grant, but in no event shall the exercise price of a Stock Option be less than 100% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Option.

(c) *Option Term.* The term of each Stock Option shall be fixed by the Compensation Committee; except that the term of Incentive Stock Options shall not exceed 10 years after the date the Incentive Stock Option is granted.

(d) *Exercisability.* A Stock Option shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Compensation Committee at the date of grant.

(e) *Method of Exercise.* Stock Options shall be exercised by the delivery of a notice of exercise to the Company, setting forth the number of shares with respect to which the Stock Option is to be exercised, accompanied by full payment for the shares. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

The option price due upon exercise of any Stock Option shall be payable to the Company in full either: (i) in cash or its equivalent, or (ii) by tendering previously acquired shares having an aggregate Fair Market Value at the time of exercise equal to the total option price (provided, to the extent necessary under applicable accounting principles, that the shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the option price unless such shares had been acquired by the Participant on the open market), or (iii) by a combination of (i) and (ii).

As soon as practicable after notification of exercise and full payment, the Company shall deliver the shares to the Participant in an appropriate amount based upon the number of shares purchased under the Stock Option(s).

Notwithstanding the foregoing, the Compensation Committee also may allow (i) cashless exercises as permitted under Federal Reserve Board's Regulation T, subject to applicable securities law restrictions, or (ii) exercises by any other means which the Compensation Committee determines to be consistent with the Plan's purpose and applicable law.

(f) *Special Rule for Incentive Stock Options.* With respect to Incentive Stock Options granted under the Plan, the aggregate Fair Market Value (determined as of the date the Incentive Stock Option is granted) of the number of shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000 or such other limit as may be required by the Code.

(g) *No Rights.* A Participant granted a Stock Option shall have no rights as a stockholder of the Company with respect to the shares covered by such Stock Option except to the extent that shares of Common Stock are issued to the Participant upon the due exercise of the Stock Option.

Section 7. Stock Appreciation Rights. Stock Appreciation Rights may be granted under the Plan subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the express terms of the Plan, as the Compensation Committee shall determine:

(a) *Stock Appreciation Rights.* A Stock Appreciation Right is an Award entitling a Participant to receive an amount equal to the excess of the Fair Market Value of a share of Common Stock on the date of exercise over the Fair Market Value of a share of Common Stock on the date of grant of the Stock Appreciation Right, or such other price as is set by the Compensation Committee provided such other price is not less than 100% of the Fair Market Value of the Common Stock on the date of the grant of such Stock Appreciation Right, multiplied by the number of shares of Common Stock with respect to which the Stock Appreciation Right shall have been exercised.

(b) *Grant.* A Stock Appreciation Right may be granted in combination with, in addition to or completely independent of a Stock Option or any other Award under the Plan.

(c) *Exercise.* A Stock Appreciation Right may be exercised by a Participant in accordance with procedures established by the Compensation Committee, except that in no event shall a Stock Appreciation Right be exercisable within the first six months after the date of grant. The Compensation Committee may also provide that a Stock Appreciation Right shall be automatically exercised on one or more specified dates.

(d) *Form of Payment.* Payment upon exercise of a Stock Appreciation Right may be made in cash, in shares of Common Stock, or any combination thereof, as the Compensation Committee shall determine.

(e) *No Rights.* A Participant granted a Stock Appreciation Right shall have no rights as a stockholder of the Company with respect to the shares covered by such Stock Appreciation Right except to the extent that shares of Common Stock are issued to the Participant upon the due exercise of the Stock Appreciation Right.

Section 8. Restricted Awards. Restricted Awards may be granted under the Plan in the form of either Restricted Stock Grants or Restricted Unit Grants. Restricted Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall determine:

(a) *Restricted Stock Grants.* A Restricted Stock Grant is an Award of shares of Common Stock to a Participant subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, restrictions on the sale, assignment, transfer or other disposition of such shares and the requirement that the Participant forfeit such shares back to the Company upon termination of employment prior to vesting.

(b) *Restricted Unit Grants.* A Restricted Unit Grant is an Award of units to be paid in cash upon vesting (with each unit having a value equivalent to the Fair Market Value of one share of Common Stock) granted to a Participant subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such units upon termination of employment prior to vesting.

(c) *Grants of Awards.* Restricted Awards may be granted under the Plan in such form and on such terms and conditions as the Compensation Committee may from time to time approve. Restricted Awards may be granted alone, in addition to or in combination with other Awards under the Plan. Subject to the terms of the Plan, the Compensation Committee shall determine the number of Restricted Awards to be granted to a Participant and the Compensation Committee may impose different terms and conditions on any particular Restricted Award made to any Participant. Each Participant receiving a Restricted Stock Grant shall be issued a stock certificate in respect of such shares of Common Stock. Such certificate shall be registered in the name of such Participant, shall be accompanied by a stock power duly executed by such Participant, and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award; which certificate evidencing such shares shall be held in custody by the Company until the restrictions thereon shall have lapsed.

(d) *Restriction Period.* Restricted Awards shall provide that in order for a Participant's rights to vest in such Awards, the Participant must remain in the employment of the Company, subject to relief for specified reasons, for a period of time commencing on the date of the Award and ending on such later date or dates as the Compensation Committee may designate at the time of the Award ("Restriction Period"). During the Restriction Period, a Participant may not sell, assign, transfer, pledge, encumber or otherwise dispose of shares of Common Stock received under a Restricted Stock Grant. The Compensation Committee, in its sole discretion, may provide for the lapse of restrictions in installments during the Restriction Period. Upon expiration of the applicable Restriction Period (or lapse of restrictions during the Restriction Period where the restrictions lapse in installments), the Participant shall be entitled to receive his or her Restricted Award or portion thereof, as the case may be.

(e) *Payment of Awards.* A Participant shall be entitled to receive payment for a Restricted Unit Grant (or portion thereof) upon expiration of the applicable Restriction Period. Payment in settlement of a Restricted Unit Grant shall be made as soon as practicable following the expiration of the Restriction Period in cash, in shares of Common Stock equal to the number of units granted under the Restricted Unit Grant with respect to which such payment is made, or in any combination thereof, as the Compensation Committee in its sole discretion shall determine.

(f) *Rights as a Stockholder.* A Participant shall have, with respect to the shares of Common Stock received under a Restricted Stock Grant, all of the rights of a stockholder of the Company, including the right to vote the shares, and the right to receive any cash dividends. Stock dividends issued with respect to the shares covered by a Restricted Stock Grant shall be treated as additional shares under the Restricted Stock Grant and shall be subject to the same restrictions and other terms and conditions that apply to shares under the Restricted Stock Grant with respect to which such dividends are issued.

Section 9. Performance Awards. Performance Awards may be granted under the Plan in the form of either Performance Equity Awards or Performance Cash Awards. Performance Awards may be subject to the following terms and conditions and may contain such additional terms and conditions, not inconsistent with the express provisions of the Plan, as the Compensation Committee shall determine:

(a) *Performance Equity Awards.* A Performance Equity Award is an Award of units (with each unit equivalent in value to one share of Common Stock as it varies throughout the term of the designated performance period) to a Participant and may be subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such units or a portion of such units in the event certain performance criteria are not met within a designated period of time.

(b) *Performance Cash Awards.* A Performance Cash Award is an Award of a specified dollar value in cash (including a number of units payable in cash, with each unit representing a monetary amount as designated by the Compensation Committee) to a Participant subject to such terms and conditions as the Compensation Committee deems appropriate, including, without limitation, the requirement that the Participant forfeit such Award or a portion of such Award in the event certain performance criteria are not met within a designated period of time.

(c) *Grants of Awards.* Performance Awards may be granted under the Plan in such form as the Compensation Committee may from time to time approve. Performance Awards may be granted alone, in addition to or in combination with other Awards under the Plan. Subject to the terms of the Plan, the Compensation Committee shall determine the number of Performance Awards to be granted to a Participant and the Compensation Committee may impose different terms and conditions on any particular Performance Award made to any Participant. Any Performance Award intended to satisfy the Performance-Based Exception shall also meet the requirements of Section 11.

(d) *Performance Goals and Performance Periods.* Performance Awards shall provide that in order for a Participant's rights to vest in such Awards the Company or the Participant, or a combination thereof, must achieve certain performance goals ("Performance Goals") over a designated performance period ("Performance Period"). The Performance Goals and Performance Period shall be established by the Compensation Committee, in its sole discretion. The Compensation Committee shall establish Performance Goals for each Performance Period before, or as soon as practicable after, the commencement of the Performance Period. The Compensation Committee may also establish a schedule or formula for such Performance Period setting forth the portion of the Performance Award which will be earned or forfeited based on the degree of achievement of the Performance Goals actually achieved or exceeded. In setting Performance Goals, the Compensation Committee may use such measures of performance as it deems appropriate.

(e) *Payment of Awards.* In the case of a Performance Equity Award, the Participant shall be entitled to receive payment for each unit earned in an amount equal to the Fair Market Value of a share of Common Stock on the date on which the Compensation Committee determines the number of units earned by the Participant. In the case of a Performance Cash Award, the Participant shall be entitled to receive payment in an amount equal to the dollar value of the Award. Payment in settlement of a Performance Award shall be made as soon as practicable following the conclusion of the respective Performance Period in cash, in shares of Common Stock, or in any combination thereof, as the Compensation Committee in its sole discretion shall determine.

Section 10. Other Stock-Based and Combination Awards.

(a) The Compensation Committee may grant other Awards under the Plan pursuant to which Common Stock is or may in the future be acquired, or Awards denominated in stock units, including ones valued using measures other than market value. Such other stock-based Awards may be granted either alone, in addition to or in combination with any other type of Award granted under the Plan.

(b) The Compensation Committee may also grant Awards under the Plan in combination with other Awards or in exchange of Awards, or in combination with or as alternatives to grants or rights under any other employee plan of the Company, including the plan of any acquired entity.

(c) Subject to the provisions of the Plan, the Compensation Committee shall have authority to determine the individuals to whom and the time or times at which such Awards shall be made, the number of shares of Common Stock to be granted or covered pursuant to such Awards, and any and all other conditions and/or terms of the Awards.

Section 11. Qualified Performance-Based Awards

(a) *Incentive Stock Options and Stock Appreciation Rights.* The provisions of the Plan are intended to ensure that all Stock Options and Stock Appreciation Rights granted hereunder to any Covered Employee shall qualify for the Performance-Based Exception.

(b) *Other Awards.* When granting an Award other than a Stock Option or a Stock Appreciation Right, the Compensation Committee may designate such Award as a Qualified Performance-Based Award, based upon a determination that the recipient is or may be a Covered Employee with respect to such Award, and the Compensation Committee wishes such Award to qualify for the Performance-Based Exception. If an Award is so designated, the Compensation Committee shall establish performance goals for such Award within the time period prescribed by Section 162(m) of the Code based on one or more of the following Qualified Business Criteria, which may be expressed in terms of Company-wide objectives or goals or in terms of objectives or goals that relate to the performance of an affiliate or a division, region, department, function or combination thereof within the Company or an affiliate:

— Revenue (including gross revenue or net revenue)
— Sales (including gross sales or net sales)
— Profit (net profit, gross profit, operating profit, economic profit, profit margins or other corporate profit measures excluding special items)
— Earnings on a pre-tax or after-tax basis (EBIT, EBITDA, earnings per share, earnings growth or other corporate earnings measures)
— Margins (net or gross)
— Net income (before or after taxes, operating income or other income measures)
— Cash (cash flow, cash generation or other cash measures)
— Stock price or performance
— Stock index price or performance
— Total stockholder return (stock price appreciation plus reinvested dividends divided by beginning share price or other measures of return)
— Financial return measures (including, but not limited to, dividends, return on assets, capital, equity, investment or sales, cash flow, or free cash flow)
— Market share measures
— Improvements in capital structure
— Levels of debt, equity, accounts receivable, lost time accidents or safety
— Employee relations (surveys, employee claims)
— Expenses (operating expense, expense management, expense ratio, expense efficiency ratios, other expense measures or cost containment, including medical, casualty and workers compensation costs)
— Internal rate of return or increase in net present value
— Working capital targets relating to inventory, accounts receivable or other components

— Planning accuracy (as measured by comparing planned results to actual results)
— Productivity improvement
— Inventory measures (turns, reduction, shrinkage)
— Customer relations and service (count, frequency, attitude, order fill rate)
— Compliance goals (employee turnover, social goals, diversity goals, safety programs, regulatory or legal compliance)
— Business expansion, acquisitions and divestitures.

Performance goals with respect to the foregoing Qualified Business Criteria may be specified in absolute terms, in percentages, or in terms of growth from period to period or growth rates over time, as well as measured relative to an established or specially-created performance index of Company competitors or peers. Any member of a specially-created performance index that undergoes a corporate event or transaction of a kind described in Section 15 or that files a petition for bankruptcy during a measurement period shall be disregarded from and after such event, unless the Compensation Committee determines not to disregard such entity or to make some other adjustment to measuring the performance index and the effect of such Compensation Committee determination is to reduce the amount payable under any affected Qualified Performance-Based Award. Performance goals need not be based upon an increase or positive result under a business criterion and could include, for example, the maintenance of the status quo or the limitation of economic losses (measured, in each case, by reference to a specific business criterion). Notwithstanding anything herein to the contrary, the Compensation Committee may exercise, with respect to such Qualified Business Criteria and related performance goals, such negative discretion as is permitted under applicable law for purposes of the Performance-Based Exception.

(c) *Performance Goals.* Each Qualified Performance-Based Award (other than a Stock Option or SAR) shall be earned, vested and payable (as applicable) only upon the achievement of performance goals established by the Committee based upon one or more of the Qualified Business Criteria, together with the satisfaction of any other conditions, such as continued employment, as the Compensation Committee may determine to be appropriate; provided, however, that the Compensation Committee may provide, either in connection with the grant thereof or by amendment thereafter, that achievement of such performance goals will be waived upon the death or Disability of the Participant, or in connection with a Change in Control as defined in Section 16. Performance periods established by the Committee for any such Qualified Performance-Based Award may be as short as three months and may be any longer period. In addition, the Compensation Committee may reserve the right, in connection with the grant of a Qualified Performance-Based Award, to exercise negative discretion to determine that the portion of such Award actually earned, vested and/or payable (as applicable) shall be less than the portion that would be earned, vested and/or payable based solely upon application of the applicable performance goals.

(d) *Inclusions and Exclusions from Performance Criteria.* The Compensation Committee may determine prospectively, at the time that goals under this Section 11 are established, whether or not to adjust any such goals during or after the applicable performance period to take into consideration and/or mitigate the unbudgeted impact of unusual or non-recurring gains and losses, accounting changes, acquisitions, dispositions, divestitures, discontinued operations and/or "extraordinary items" within the meaning of generally accepted accounting principles ("non-recurring items"), or if such non-recurring items were not foreseen or were not quantifiable at the time such goals were established, upon the occurrence of such non-recurring items, including any of the following that occur during the applicable performance period: (a) asset write-downs or impairment charges; (b) litigation or claim costs, judgments or settlements; (c) the effect of changes in tax laws, accounting principles or other laws or provisions affecting reported results; (d) restatements occurring as a result of errors that arise from events other than fraud or failures in performance; (e) accruals for reorganization and restructuring programs; (f) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (g) acquisitions or divestitures; and (h) foreign exchange gains and losses.

(e) *Certification of Performance Goals.* Any payment of a Qualified Performance-Based Award granted with performance goals pursuant to Section 11(c) above shall be conditioned on the written certification of the Compensation Committee in each case that the performance goals and any other material conditions were satisfied. Except as specifically provided in Section 11(c), no Qualified Performance-Based Award held by a Covered Employee or by an employee who in the reasonable judgment of the Compensation Committee may be a

Covered Employee on the date of payment, may be amended, nor may the Compensation Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Award under the Plan, in any manner to waive the achievement of the applicable performance goal based on Qualified Business Criteria or to increase the amount payable pursuant thereto or the value thereof, or otherwise in a manner that would cause the Qualified Performance-Based Award to cease to qualify for the Performance-Based Exception.

Section 12. Deferral Elections. The Compensation Committee may permit a Participant to elect to defer his or her receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be due to such Participant by virtue of the exercise or earn out of an Award made under the Plan. If any such election is permitted, the Compensation Committee may establish rules and procedures for such payment deferrals, including the possible (a) payment or crediting of reasonable interest on such deferred amounts credited in cash, and (b) the payment or crediting dividend equivalents in respect of deferrals credited in units of Common Stock. Any such permitted deferrals shall comply with all applicable requirements of Section 409A of the Code, including the timing of any such deferral elections and the timing and form of payments.

Section 13. Termination of Employment. The terms and conditions under which an Award may be exercised after a Participant's termination of employment shall be determined by the Compensation Committee.

Section 14. Non-transferability of Awards. No Award under the Plan, nor any rights or interests therein, shall be assignable or transferable by a Participant except by will or the laws of descent and distribution. During the lifetime of a Participant, Stock Options and Stock Appreciation Rights are exercisable only by, and payments in settlement of Awards will be payable only to, the Participant or his or her legal representative.

Section 15. Adjustments Upon Changes in Capitalization, Etc.

(a) The existence of the Plan and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, other debentures, preferred or prior preference stocks, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

(b) The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 4 of this Plan, shall be adjusted as may be determined to be appropriate and equitable by the Compensation Committee, in its sole discretion, to prevent dilution or enlargement of rights, to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin-off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Common Stock outstanding, provided that any such adjustment shall be made in a manner consistent with the requirements of Code Section 409A in order for any Stock Options or SARs to remain exempt from the requirements of Code Section 409A. The terms of any outstanding Award shall also be equitably adjusted by the Compensation Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No adjustment or substitution provided for in this Section 15 shall require the Company in any agreement with a Participant to issue a fractional share and the total substitution or adjustment with respect to each agreement with a Participant shall be limited accordingly. In the event that the number of shares of Common Stock subject to an Award is adjusted pursuant to the provisions of this Section 15, then any Stock Appreciation Rights related to such Award shall be appropriately and equitably adjusted.

(c) In the event of (i) a dissolution or liquidation of the Company, (ii) a sale of all or substantially all of the Company's assets, (iii) a merger or consolidation involving the Company in which the Company is not the surviving corporation or (iv) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of shares of the Company's Common Stock receive securities of another corporation and/or other property, including cash, the Compensation Committee shall, in its absolute discretion, have the power to cancel, effective immediately prior to the occurrence of such event, each Stock Option and each Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable) and, in consideration of such cancellation, the Company will pay to the Participant an amount in cash for each share of Common Stock subject to such Stock Option or Stock Appreciation Right equal to the excess of (A) the value as determined by the Compensation Committee, in its absolute discretion, of the property (including cash) received by the holder of one share of Common Stock as a result of such event over (B) the exercise price of such Stock Option or Stock Appreciation Right; or provide for the exchange of each Stock Option and Stock Appreciation Right outstanding immediately prior to such event (whether or not then exercisable) for an option on or stock appreciation right with respect to, as appropriate, some or all of the property which a holder of the number of shares of Common Stock subject to such Stock Option or Stock Appreciation Right would have received in such transaction and, incident thereto, make an equitable adjustment as determined by the Compensation Committee, in its absolute discretion, in the exercise price of the option or stock appreciation right, or the number of shares or amount of property subject to the option or stock appreciation right or, if appropriate, provide for a cash payment to the Participant to whom such Stock Option or Stock Appreciation Right was granted in partial consideration for the exchange of the Stock Option or Stock Appreciation Right.

Section 16. Change in Control.

(a) Except as may otherwise be provided in an award agreement, incentive plan, award guidelines or other instrument adopted under this Plan, in the event of a Change in Control (as defined below) of the Company, if within twenty four (24) months following the Change in Control a Participant's employment is terminated either by the Company without Cause or by the Participant with Good Reason (in either case, an *"Involuntary Termination"*), then the following treatment shall apply to any of the Participant's outstanding Awards (as may have been adjusted under Section 15 above in connection with the Change in Control) as of the date of such Involuntary Termination: (i) any Stock Options or Stock Appreciation Rights then outstanding shall become fully exercisable as of the date of such Involuntary Termination, whether or not then exercisable, and shall remain exercisable for their full term, (ii) all restrictions and conditions of all Restricted Stock Grants and Restricted Unit Grants then outstanding shall be deemed satisfied as of the date of such Involuntary Termination, and (iii) all Performance Awards shall be deemed to have been fully earned assuming target performance as of the date of such Involuntary Termination.

(b) *"Change in Control"* means, and shall be deemed to have occurred upon, the first to occur of any of the following events:

(i) Any Outside Person becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding securities; or

(ii) During any period of two (2) consecutive years (not including any period prior to the date hereof), individuals who at the beginning of such period constitute the Board (and any new Director, whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the Directors then in office who either were Directors at the beginning of the period or whose nomination for election was so approved) cease for any reason to constitute a majority of the members of the Board; or

(iii) The consummation of the sale or disposition of all or substantially all of the Company's assets other than a sale or disposition of all or substantially all of the Company's assets to an entity at least sixty percent (60%) of the combined voting power of the voting securities of which are owned by the stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale or disposition; or

(iv) The consummation of a merger, consolidation, or reorganization of the Company with or involving any other corporation, other than a merger, consolidation, or reorganization that would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least sixty percent (60%) of the combined voting power of the voting securities of the Company (or such surviving entity) outstanding immediately after such merger, consolidation, or reorganization; or

(v) The stockholders of the Company approve a plan of complete liquidation of the Company.

However, in no event shall a "Change in Control" be deemed to have occurred with respect to a Participant if that Participant is part of a purchasing group which consummates the Change in Control transaction. A Participant shall be deemed "part of a purchasing group" for purposes of the preceding sentence if the Participant is an equity participant in the acquiring company or group or surviving entity (the "Purchaser") except for ownership of less than one percent (1%) of the equity of the Purchaser. Notwithstanding the foregoing, for any Awards that constitute a nonqualified deferred compensation plan within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with a Change in Control, Change in Control shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such plans.

(c) *"Cause"* for purposes of this Section 16 with respect to a Participant, shall be defined as that term is defined in the Participant's offer letter or other applicable employment agreement with the Company; or, if there is no such definition, "Cause" means each of the following, as determined in the discretion of the Compensation Committee in the exercise of its good faith and reasonable judgment: (i) the Participant's failure to devote his or her best efforts and substantially full time during normal business hours to the discharge of the duties and responsibilities of the Participant's position reasonably assigned to the Participant, other than during reasonable periods of vacation and other reasonable leaves of absence commensurate with the Participant's position and length of service; (ii) a material and willful breach of the Participant's fiduciary duties to the Company and its stockholders; (iii) in connection with the discharge of the Participant's duties with the Company, one or more material acts of fraud or dishonesty or gross abuse of authority; (iv) the Participant's commission of any willful act involving moral turpitude which materially and adversely affects (A) the name and good will of the Company or (B) the Company's relationship with its employees, customers or suppliers; or (v) the Participant's habitual and intemperate use of alcohol or drugs to the extent that the same materially interferes with the Participant's ability to competently, diligently and substantially perform the duties of his employment.

(d) *"Good Reason"* for purposes of this Section 16 with respect to a Participant, means the occurrence of any one or more of the following, without the Participant's prior express written consent: (i) a material reduction by the Company of the Participant's base salary in effect immediately prior to the Change in Control; (ii) the assignment of the Participant to duties materially inconsistent with the Participant's authorities, duties, responsibilities, and status as an officer of the Company, or a material reduction or alteration in the nature or status of the Participant's title, authorities, duties or responsibilities from those in effect immediately prior to the Change in Control; or (iii) the Company's requiring the Participant to be based at a location in excess of fifty (50) miles from the location of the Participant's principal job location or office in effect immediately prior to the Change in Control, except for required travel on the Company's business to an extent consistent with the Participant's then present business travel obligations. Notwithstanding any provision herein to the contrary, Good Reason shall not be deemed to have occurred unless (i) the Participant reasonably determines in good faith that a Good Reason condition has occurred; (ii) the Participant notifies the Company in writing of the occurrence of the Good Reason condition within sixty (60) days of such occurrence; (iii) the Participant cooperates in good faith with the Company's efforts, for a period of not less than thirty (30) days following such notice (the "Cure Period"), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist following the Cure Period; and (v) the Participant terminates his employment for Good Reason within sixty (60) days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, and the Participant terminates his employment with the Company due to such condition (notwithstanding its cure), then the Participant will not be deemed to have terminated his or her employment for Good Reason.

Section 17. Amendment and Termination.

(a) *General.* Subject to Section 17(b), without further approval of the stockholders of the Company, the Board may at any time terminate the Plan, or may amend it from time to time in such respects as the Board may deem advisable, except that the Board may not, without approval of the stockholders, make any amendment which would (i) require stockholder approval for Incentive Stock Options granted or to be granted under the Plan to qualify as incentive stock options within the meaning of Section 422 of the Code or (ii) require stockholder approval under applicable law or the rules of any national securities exchange upon which the Common Stock is listed at the time such amendment is proposed.

(b) *No Repricing of Stock Options or SARs.* Notwithstanding any provision herein to the contrary, without stockholder approval, except in connection with a corporate transaction involving the Company (including, without limitation, a stock dividend, stock split, extraordinary cash dividend, recapitalization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other transaction contemplated by Section 15), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Stock Options or SARs, or cancel outstanding Stock Options or SARs in exchange for cash, other Awards or Stock Options or SARs with an exercise price that is less than the exercise price of the original Stock Options or SARS.

Section 18. Miscellaneous.

(a) *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any taxable event arising as a result of this Plan.

(b) *Share Withholding.* The Company may cause any tax withholding obligation described in Section 18(a) to be satisfied by the Company withholding shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction. In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (i) having the Company withhold shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction or (ii) tendering previously acquired shares having an aggregate Fair Market Value equal to the minimum statutory total tax which could be imposed on the transaction (provided, to the extent necessary under applicable accounting principles, that the shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender unless such shares had been acquired by the Participant on the open market). All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Compensation Committee, in its sole discretion, deems appropriate.

(c) *No Right To Employment.* Neither the adoption of the Plan nor the granting of any Award hereunder shall confer upon any employee of the Company any right to continued employment with the Company, nor shall it interfere in any way with the right of the Company to terminate the employment of any of its employees at any time, with or without cause.

(d) *Unfunded Plan.* The Plan shall be unfunded and the Company shall not be required to segregate any assets that may at any time be represented by Awards under the Plan. Any liability of the Company to any person with respect to any Award under the Plan shall be based solely upon any contractual obligations that may be effected pursuant to the Plan. No such obligation of the Company shall be deemed to be secured by any pledge of, or other encumbrance on, any property of the Company.

(e) *Payments to Trust.* The Compensation Committee is authorized to cause to be established a trust agreement or several trust agreements whereunder the Company may make payments of amounts due or to become due to Participants in the Plan.

(f) *Engaging in Competition With Company.* In the event a Participant's employment with the Company is terminated for any reason whatsoever, and within 18 months after the date thereof such Participant accepts employment with any competitor of, or otherwise engages in competition with, the Company, the Compensation Committee, in its sole discretion, may require such Participant to return to the Company the economic value of any Award which is realized or obtained (measured at the date of exercise, vesting or payment) by such Participant at any time during the period beginning on that date which is six months prior to the date of such Participant's termination of employment with the Company.

(g) *Securities Law Restrictions.* No shares of Common Stock shall be issued under the Plan unless counsel for the Company shall be satisfied that such issuance will be in compliance with applicable Federal and state securities laws. Certificates for shares of Common Stock delivered under the Plan may be subject to such stop-transfer orders and other restrictions as the Compensation Committee may deem advisable under the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed, and any applicable federal or state securities law. The Compensation Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(h) *Award Agreement.* Each Participant receiving an Award under the Plan shall enter into an agreement with the Company in a form specified by the Compensation Committee agreeing to the terms and conditions of the Award and such related matters as the Compensation Committee shall, in its sole discretion, determine.

(i) *Costs of Plan*. The costs and expenses of administering the Plan shall be borne by the Company.

(j) *Governing Law*. The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of North Carolina.

(k) *Compliance with Code Section 409A*. The Plan is intended to comply with Code Section 409A. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered consistent with this intent. In that regard, and notwithstanding any provision of the Plan to the contrary, the Company reserves the right to amend the Plan or any Award granted under the Plan, by action of the Compensation Committee, without the consent of any affected Participant, to the extent deemed necessary or appropriate for purposes of maintaining compliance with Code Section 409A and the regulations promulgated thereunder. In addition, any payments under the Plan of an amount that is deferred compensation under Code Section 409A in connection with a Participant's termination of employment shall not be made earlier than six (6) months after the date of termination of employment to the extent required by Code Section 409A(a)(2)(B)(i).

(l) *Indemnification*. Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company's Articles of Incorporation and Bylaws as in effect from time to time.

SNYDER'S-LANCE, INC.

2012 ASSOCIATE STOCK PURCHASE PLAN

1. **Purpose; Share Limit**

The Snyder's-Lance, Inc. (the "Company") 2012 Associate Stock Purchase Plan is intended to provide Eligible Associates (defined below) with an opportunity to purchase shares of the Company's Common Stock through payroll deductions supplemented by Company Contributions (defined below). The Plan is designed to provide for voluntary associate stock ownership in the Company. The Plan is not intended to comply with the provisions of Section 423 of the Internal Revenue Code of 1986, as amended, or any successor tax provision.

The aggregate number of shares of Common Stock (defined below) which may be purchased by Participants (defined below) under the Plan is 500,000. Notwithstanding the foregoing, in the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company, any reorganization (whether or not such reorganization comes within the definition of such term in Section 368 of the Internal Revenue Code) or any partial or complete liquidation of the Company, such adjustment shall be made in the number and class of shares of Common Stock which may be purchased by Participants under the Plan as may be determined to be appropriate and equitable by the Administrative Committee (defined below), in its sole discretion.

2. **Definitions**

(a) "Administrative Committee" shall mean the committee appointed by the Board of Directors or the Chief Executive Officer from time to time to administer the Plan.

(b) "Associates" shall mean all persons who are employed by the Company or a Subsidiary to work in the United States and whose wages are subject to FICA.

(c) "Board of Directors" shall mean the Board of Directors of the Company.

(d) "Common Stock" shall mean shares of Common Stock of the Company, $0.83-1/3 par value per share.

(e) "Company" shall mean Snyder's-Lance, Inc., a North Carolina corporation.

(f) "Company Contribution" shall have the meaning set forth in Section 7.

(g) "Company Contribution Percentage" shall mean 10% or such other percentage as determined by the Board of Directors or the Administrative Committee, which may vary among Participants or groups of Participants; provided, however, the Company Contribution Percentage shall not exceed 10%, unless stockholder approval is obtained.

(h) "Compensation" shall mean the base salary received by an Associate as salary or wages from the Company or a Subsidiary.

(i) "Dividends" shall mean dividends or dividend equivalents paid with respect to shares of Common Stock.

(j) "Eligible Associates" shall mean only those Associates who are eligible to participate in the Plan in accordance with the terms of Section 5.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended

(l) "Human Resources Department" shall mean the department at the Company or a Subsidiary responsible for providing administrative assistance in connection with the Plan.

(m) "Participant" shall mean any Eligible Associate who elects to participate in the Plan in accordance with the terms of the Plan.

(n) "Participant Contribution" shall mean the payroll deduction withheld periodically from the Compensation of each Participant, which shall be credited to each Participant's Share Account.

(o) "Plan" shall mean the Snyder's-Lance, Inc. 2012 Associate Stock Purchase Plan.

(p) "Plan Administrator" shall mean any broker or other person, as those terms are used in the Exchange Act, selected by the Administrative Committee or the Board of Directors, from time to time to provide brokerage and other administrative services to the Plan.

(q) "Price" shall mean:

(i) with respect to authorized but unissued shares purchased from the Company, (A) if the Common Stock is listed on a national securities exchange or traded on the NASDAQ Stock Market, the closing price for sales of the Common Stock on a national securities exchange or the NASDAQ Stock Market on which the Common Stock is principally traded on the applicable Purchase Date, or, if no sales occur on said date, then on the next preceding date on which there were such sales of Common Stock, (B) if the Common Stock shall not be listed on a national securities exchange or traded on the National Market System, the mean between the closing bid and asked prices last reported by the National Association of Securities Dealers, Inc. for the over-the-counter market on the applicable Purchase Date or, if no bid and asked prices are reported on said date, then on the next preceding date on which there were such quotations, or (C) if at any time quotations for the Common Stock shall not be reported by the National Association of Securities Dealers, Inc. for the over-the-counter market and the Common Stock shall not be listed on any national securities exchange or traded on the NASDAQ Stock Market, the fair market value determined by the Administrative Committee in such manner as it may deem reasonable; or

(ii) with respect to issued and outstanding shares purchased on the open market, the average price per share of Common Stock paid by the Plan Administrator on such Purchase Date.

(r) "Purchase Date" shall mean the business day or days, as the case may be, upon which shares are purchased on behalf of the Plan.

(s) "Service" shall have the meaning set forth in the Snyder's-Lance, Inc. Retirement Savings Plan.

(t) "Share Account" shall mean the account established and maintained for each Participant.

(u) "Subsidiary" shall mean any domestic corporation of which at least 50% of the combined voting power of all classes of stock is owned directly or indirectly by the Company and which is designated by the President of the Company or the Board of Directors to participate in the Plan.

3. **Authority of Board of Directors**

Subject to the provisions of the Plan, the Board of Directors shall have authority (i) to construe and interpret the Plan, (ii) to define the terms used therein, (iii) to prescribe, amend and rescind rules and regulations relating to the Plan, (iv) to determine the eligibility of individuals to participate in the Plan, (v) to determine the duration of leaves of absence which may be granted to Participants without constituting a termination of their employment for the purposes of the Plan, (vi) to determine the Company Contribution Percentage applicable to the Plan at any time, which may vary among Participants or groups of Participants, (vii) to determine which Associates or groups of Associates are excluded from participating in the Plan at any time, and (viii) to make all other determinations necessary or advisable regarding the Plan. All authority vested in the Board of Directors hereunder may be exercised by the Administrative Committee, to the extent consistent with the Company's Bylaws and permitted by applicable law. Decisions of the Board of Directors or the Administrative Committee shall be final and binding on all parties who have an interest in the Plan and their legal representatives and beneficiaries. No member of the Board of Directors, its appointees or the Administrative Committee shall be liable for any action taken, or determination made, by the Board of Directors or the Administrative Committee in good faith.

4. Plan Administrator

The Plan shall be administered by a Plan Administrator designated by the Administrative Committee or the Board of Directors to serve at its or their pleasure. The Administrative Committee shall inform Participants of the name, address and telephone number of the Plan Administrator.

5. Eligibility

Except as set forth in this Section 5, an Associate shall become eligible to participate in the Plan as soon as administratively practicable after completing 30 days of continuous Service (generally, on the first payroll period after completing such period of Service); provided however, that the Administrative Committee may exclude any Associate or group of Associates from participating in the Plan at any time.

Any Participant whose employment by the Company or a Subsidiary is terminated and is later rehired by the Company or a Subsidiary is eligible to become a Participant on the day such person again becomes an Associate. An Associate who leaves the Company or a Subsidiary before fulfilling the eligibility requirements and later is rehired by the Company or a Subsidiary will receive credit for prior service in meeting the eligibility requirements set forth above.

No person may participate in the Plan if at the time of such participation; such person owns stock possessing 5% or more of the combined voting power or value of all classes of stock of the Company or any of its subsidiaries.

No Associate of the Company or Subsidiary with the title of Vice President and above shall be eligible to participate in the Plan.

6. Enrollment in the Plan; Participant Contributions

An Eligible Associate may become a Participant by completing enrollment online or by calling a toll-free number. In such application, the Associate shall authorize a Participant Contribution in a whole percentage ranging from a minimum of 1% to a maximum of 10% of the Participant's base salary for the pay period.

Except as set forth below, each Eligible Associate's initial enrollment application shall be effective as soon as administratively feasible after the date upon which such enrollment is completed. Each Participant who completes the enrollment process during the calendar month in which the Company or Subsidiary commences participation in the Plan will be effective as soon as administratively feasible after the date upon which enrollment is completed. Payroll deduction authorizations will remain effective until revised or terminated as hereinafter provided.

Participants may increase or decrease their payroll deductions (in whole percentage amounts, subject to the minimum and maximum limitations set forth above) by making such elections with the Plan Administrator, either online or via toll-free number. Any such changes will be effective as soon as administratively feasible after the date the change is made. Participants may stop payroll deductions, without terminating participation in the Plan, effective as soon as administratively feasible following a request.

Upon the termination of a Participant's employment with the Company or a Subsidiary, the Participant may not make Participant Contributions from lump-sum payments to such Participant, and no Company Contributions will be made with respect thereto.

Notwithstanding the foregoing, no change to payroll deductions shall become effective unless such change shall comply with all relevant provisions of law, including, without limitation, the Securities Act of 1933, as amended, the Exchange Act, the securities laws of any state having appropriate jurisdiction, and the various rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the shares of Common Stock may then be listed.

7. Company Contribution

The Company shall contribute an amount equal to the Company Contribution Percentage times each Participant's monthly Participant Contribution (the Company Contribution) toward the purchase of shares of Common Stock. Such Company Contribution may be made in cash to purchase shares for the Participant's Share Account, or in authorized but unissued shares of Common Stock, or both.

8. Purchases Under the Plan; Participants' Share Accounts

Subject to and in accordance with the terms of the Plan, each Participant shall have the Participant Contribution withheld from his or her Compensation by payroll deduction. The Company and the Subsidiaries shall accumulate on a calendar month basis and hold, without interest to the Participants, all Participant Contributions. As soon as practicable after the end of each month, the Company shall apply the sum of all Participant Contributions and Company Contributions for that month toward the purchase of shares of Common Stock on behalf of those Participants who have chosen to make Participant Contributions for such month.

The Company may elect to issue authorized but unissued shares, or instruct the Plan Administrator to purchase shares of Common Stock in the open market on the Purchase Date. If authorized but unissued shares are issued, the price shall be determined as defined in Section 2(q) of the Plan. The Plan Administrator shall then allocate to the Share Account of each Participant the number of whole shares (or fractional interests in whole shares) of Common Stock purchased by the Plan Administrator under the Plan for such month, determined by dividing the sum of such Participant Contributions withheld during that month, plus the Company Contributions for such Participant's for that month, by the Price of shares of Common Stock purchased under the Plan for that month.

A Participant may add other shares of Common Stock to his or her Share Account at any time by separate purchases arranged with the Plan Administrator, or by delivering other shares owned by such Participant to the Plan Administrator. The Company will pay the Plan Administrator's fees on purchases made with Participant Contributions and Company Contributions and with Dividends reinvested with respect to shares of the Company's Common Stock purchased through the Plan. The Company will not pay fees or commissions with respect to independent purchases or any sales made by any Participants.

At the time of purchase, each Participant immediately acquires fully vested ownership of all shares of Common Stock and any fractional interest in shares purchased on his or her behalf. Each Share Account shall be held by the Plan Administrator in the appropriate Participant's name. All shares of Common Stock will be registered in "street name" and will remain so registered until sale or transfer of the shares is requested.

Each Participant's Share Account will be credited with all Dividends paid in respect of the full shares and any fractional interest in shares held in his or her Share Account. Cash Dividends will be reinvested in the Common Stock as promptly as practicable following receipt thereof by the Plan Administrator unless the Participant instructs the Plan Administrator to the contrary. Stock Dividends and/or any stock splits with respect to the shares of Common Stock held in the Participant's Share Account will be credited to the Share Account without charge.

9. Disposition of Shares

A Participant may instruct the Plan Administrator to sell any or all of his or her shares allocable to his or her Share Account. Based on instruction from the Participant, upon such sale, the Plan Administrator will distribute the sale proceeds, less any applicable brokerage fees which are payable by the Participant. Such instructions to the Plan Administrator will not affect the Participant's status as Participant.

10. Share Account Statements

Each Participant will receive statements of his or her Share Account at least quarterly, or more often at the discretion of the Administrative Committee.

Such statements will serve as evidence of stock ownership and as the basis for tax records, and should be retained by the Participant as a permanent record. The relationship between the broker for the Plan Administrator and the Participant shall be a normal relationship of a broker and its client, and neither the Company, nor the Subsidiaries, shall assume any responsibility in this respect.

11. Termination of Plan Participation

A Participant may terminate his or her participation in the Plan at any time by making an election with the Plan Administrator to terminate, either online or by calling a toll-free number. Any such change will be, effective as soon as administratively feasible following the completion of a request. A Participant's participation in the Plan shall terminate automatically without notice upon death or other termination of employment by the Participant with the Company or a Subsidiary. Upon a Participant's termination of participation in the Plan, the Participant's Share Account shall be closed as set forth below.

Until the Plan Administrator shall have received written instructions from the Participant (or his or her beneficiary or estate) upon termination of the Participant's participation in the Plan, shares of Common Stock held by the Plan Administrator in the Participant's Share Account shall, unless otherwise instructed, continue to be held by the Plan Administrator in accordance herewith. Upon receipt of appropriate written instructions from the Participant (or his or her beneficiary or estate), the Plan Administrator shall either cause any whole shares of the Common Stock credited to the Share Account of the Participant to be transferred in accordance with such instructions, or sell any whole shares of the Common Stock at the prevailing market price and deliver the proceeds, less the brokerage fees which are payable by the Participant, in accordance with the instructions of the Participant (or his or her beneficiary or estate). Any fractional interest in a share of Common Stock held in the Share Account will be sold by the Plan Administrator at the prevailing market price and the proceeds of sale thereon will be delivered by the Plan Administrator in accordance with the instructions of the Participant (or his or her beneficiary or estate).

12. **Voting Rights and Stockholder Communications**

The Plan Administrator shall deliver to each Participant as promptly as practicable, by mail or otherwise, all notices of meetings and proxy statements. Participants shall also receive all other material distributed by the Company to its stockholders. The whole shares in each Participant's Share Account shall be voted in accordance with the Participant's signed proxy instructions duly delivered to the Plan Administrator, or otherwise, in accordance with rules applicable to stock listed on The NASDAQ Stock Market LLC or, if the shares of Common Stock are not listed on such exchange, the successor principal national exchange on which the shares of Common Stock are listed.

13. **Rights Not Transferable**

Rights under the Plan are exercisable only by the Participant during his or her lifetime and may not be assigned, transferred or encumbered by him or her prior to the withdrawal of shares of Common Stock from his or her Share Account. If a Participant attempts to assign, transfer or encumber any rights under the Plan prior to the withdrawal of shares of Common Stock from his or her Share Account, except through a sale consistent with the terms of the Plan, such attempt shall be void.

14. **Amendment or Termination of Plan**

The Plan shall continue in effect until such time as it is terminated by the Board of Directors. The Board of Directors shall have the right to wholly or partially amend or otherwise modify, suspend or terminate the Plan at any time, subject to any stockholder approval required under applicable law or any securities exchange listing requirement.

If the Plan is terminated, the entire amount of cash allocable to the Share Account of each Participant hereunder and not theretofore applied to the purchase of shares of Common Stock shall be refunded to each such Participant.

15. **Miscellaneous**

Nothing in the Plan shall be deemed to give any Participant hereunder any right of continued employment. If at any time the Company determines, in its sole discretion, that any listing, registration, or qualification of the Plan not already obtained is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the implementation or continuation of the Plan, the Company may discontinue the operation of the Plan unless such listing, registration, qualification, consent or approval shall be effected or obtained free of any conditions or with such conditions as are acceptable to the Board of Directors. The foregoing shall not be construed to limit in any way the discretion of the Company to discontinue or terminate the Plan under circumstances other than those enumerated above. The Plan shall be governed and construed in accordance with the laws of the State of North Carolina, without regard to any provisions with respect to conflict of laws.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____________ to ____________

Commission file number 0-398

Snyder's-Lance
INCORPORATED

SNYDER'S-LANCE, INC.
(Exact name of Registrant as specified in its charter)

North Carolina	56-0292920
(State of incorporation)	(I.R.S. Employer Identification Number)

13024 Ballantyne Corporate Place, Suite 900, Charlotte, North Carolina 28277
(Address of principal executive offices) (zip code)

Post Office Box 32368, Charlotte, North Carolina 28232-2368
(Mailing address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(704) 554-1421**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
$0.83-1/3 Par Value Common Stock	**The NASDAQ Stock Market LLC**

Securities Registered Pursuant to Section 12(g) of the Act: **NONE**

Indicate by checkmark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes** ☑ **No** ☐

Indicate by checkmark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes** ☐ **No** ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. **Yes** ☑ **No** ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes** ☑ **No** ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check One):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ (do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). **Yes** ☐ **No**☑

The aggregate market value of shares of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of voting or nonvoting common equity, held by non-affiliates as of July 2, 2011, the last business day of the Registrant's most recently completed second fiscal quarter, was $1,077,981,000.

The number of shares outstanding of the Registrant's $0.83-1/3 par value Common Stock, its only outstanding class of Common Stock, as of February 17, 2012, was 67,850,321 shares.

Documents Incorporated by Reference
Portions of the Proxy Statement for the Annual Meeting of Stockholders to be held on May 3, 2012 are incorporated by reference into Part III of this Form 10-K.

SNYDER'S-LANCE, INC.

FORM 10-K
TABLE OF CONTENTS

Note: Items 10-14 are incorporated by reference to the Proxy Statement and Item X of Part I.

PART I

Cautionary Information About Forward-Looking Statements

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements about our estimates, expectations, beliefs, intentions or strategies for the future, and the assumptions underlying such statements. We use the words "anticipates," "believes," "estimates," "expects," "intends," "forecasts," "may," "will," "should," and similar expressions to identify our forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or our present expectations. Factors that could cause these differences include, but are not limited to, the factors set forth under Part I, Item 1A - Risk Factors.

Caution should be taken not to place undue reliance on our forward-looking statements, which reflect the expectations of management only as of the time such statements are made. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 1. Business

General

On December 6, 2010, Lance, Inc. ("Lance") and Snyder's of Hanover, Inc. ("Snyder's") completed a merger ("Merger") to form Snyder's-Lance, Inc., a North Carolina corporation. The Merger created a national snack food company with well-recognized brands, an expanded branded product portfolio, complementary manufacturing capabilities and a nationwide distribution network. Both companies have a successful history which dates back to the early 1900's. Snyder's-Lance, Inc. is headquartered in Charlotte, North Carolina. References to "Snyder's-Lance," the "Company," "we," "us" or "our" refer to Snyder's-Lance, Inc. and its subsidiaries, as the context requires.

Products

We manufacture, market and distribute a variety of snack food products, including pretzels, sandwich crackers, kettle chips, cookies, potato chips, tortilla chips, other salty snacks, sugar wafers, nuts, and restaurant style crackers. Additionally, we purchase certain cakes, meat snacks, and candy sold under our brands and partner brand products for resale in order to broaden our product offerings. Partner brands consist of other third-party brands that we sell through our distribution network. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell and distribute branded and partner brand products to customers through our nationwide distribution network. Our branded products are principally sold under the Snyder's of Hanover®, Lance®, Cape Cod®, Krunchers!®, Jays®, Tom's®, Archway®, Grande®, Stella D'oro®, O-Ke-Doke®, EatSmart® and Padrinos® brands. Non-branded products include private brand (private label), partner brands, and contract manufacturing. Private brand products are sold to retailers and distributors using store brands or our own control brands, such as Brent & Sam's®, Vista®, and Delicious®. We also contract with other branded food manufacturers to produce their products. For all years from 2009 to 2011, branded products have represented approximately 58% of total revenue and non-branded products have represented approximately 42%.

Intellectual Property

Trademarks that are important to our business are protected by registration or other means in the United States and most other markets where the related products are sold. We own various registered trademarks for use with our branded products including LANCE, SNYDER'S OF HANOVER, CAPE COD POTATO CHIPS, KRUNCHERS!, TOM'S, JAYS, ARCHWAY, STELLA D'ORO, GRANDE, O-KE-DOKE, EATSMART, PADRINOS, TOASTCHEE, TOASTY, NEKOT, NIPCHEE, CHOC-O-LUNCH, VAN-O-LUNCH, GOLD-N-CHEES, CAPTAIN'S WAFERS and a variety of other marks and designs. We license trademarks, including HERSHEY'S, BUGLES, BASS PRO SHOP and TEXAS PETE, for limited use on certain products that are classified as branded products. We also own registered trademarks including VISTA, BRENT & SAM'S, and DELICIOUS that are used in connection with our private brand products.

Distribution

We distribute snack food products throughout the United States using a direct-store-delivery ("DSD") network of approximately 3,000 distribution routes, many of which are serviced by independent business operators and others that are company-owned. During 2011, we began the process of converting the vast majority of our company-owned routes to an independent business operator structure in order to better position our distribution network to serve customers. Substantial progress has been made in the conversion and it is expected to be completed by the middle of 2012. We also ship products directly to customers using third-party carriers or our own transportation fleet predominantly throughout North America.

Customers

The customer base for our branded and partner brand products sold through our DSD network, distributors, and direct sales includes grocery/mass merchandisers, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also contract with other branded food manufacturers to manufacture their products.

Substantially all of our revenues are from sales to customers in the United States. Revenue from our largest customer, Wal-Mart Stores, Inc. and subsidiaries, was approximately 18% of our net revenue in 2011. The loss of this customer or a substantial portion of business with this customer could have a material adverse effect on our business and results of operations.

Raw Materials

The principal raw materials used to manufacture our products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal packaging supplies used are flexible film, cartons, trays, boxes and bags. These raw materials and supplies are normally available in adequate quantities in the commercial market and are currently contracted up to twelve months in advance, depending on market conditions.

Competition and Industry

Our products are sold in highly competitive markets. Generally, we compete with manufacturers, some of whom have greater total revenues and resources than we do. The principal methods of competition are price, service, product quality, product offerings and distribution. The methods of competition and our competitive position vary according to the geographic location, the particular products and the activities of our competitors.

Environmental Matters

Our operations in the United States and Canada are subject to various federal, state (or provincial) and local laws and regulations with respect to environmental matters. However, the Company was not a party to any material proceedings arising under these laws or regulations for the periods covered by this Form 10-K. We believe the Company is in compliance with all material environmental regulations affecting our facilities and operations and that continued compliance will not have a material impact on our capital expenditures, earnings or competitive position.

Employees

At the beginning of February 2012, we had approximately 6,100 active employees in the United States and Canada. At the beginning of February 2011, we had approximately 7,000 active employees in the United States and Canada. The decrease in the number of employees was primarily due to the conversion to an independent business operator distribution network. None of our employees are covered by a collective bargaining agreement.

Other Matters

Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports, are available on our website free of charge. The website address is www.snyderslance.com. All required reports are made available on the website as soon as reasonably practicable after they are filed with the Securities and Exchange Commission.

Item 1A. Risk Factors

In addition to the other information in this Form 10-K, the following risk factors should be considered carefully in evaluating our business. Our business, financial condition or results of operations may be adversely affected by any of these risks. Additional risks and uncertainties, including risks that we do not presently know of or currently deem insignificant, may also impair our business, financial condition or results of operations.

Our performance may be impacted by general economic conditions and an economic downturn.
Recessionary pressures from an overall decline in U.S. economic activity could adversely impact our business and financial results. Economic uncertainty may reduce consumer spending in our sales channels and create a shift in consumer preference toward private label products. While our product portfolio contains both branded and private label offerings and mitigates certain exposure, shifts in consumer spending could result in increased pressure from competitors or customers to reduce the prices of some of our products and/or limit our ability to increase or maintain prices, which could lower our revenues and profitability.

Instability in the financial markets may impact our ability or increase the cost to enter into new credit agreements in the future. Additionally, it may weaken the ability of our customers, suppliers, independent business operators, distributors, banks, insurance companies and other business partners to perform in the normal course of business, which could expose us to losses or disrupt the supply of inputs we rely upon to conduct our business. If one or more of our key business partners fail to perform as expected or contracted for any reason, our business could be negatively impacted.

Volatility in the price or availability of the inputs we depend on, including raw materials, packaging, energy and labor, could adversely impact our financial results.
Our financial results could be adversely impacted by changes in the cost or availability of raw materials and packaging. While we often obtain substantial commitments for future delivery of certain raw materials and may engage in limited hedging to reduce the price risk of these raw materials, continuing long-term increases in the costs of raw materials and packaging, including but not limited to cost increases due to the tightening of supply, could adversely affect our financial results.

Our transportation and logistics system is dependent upon gasoline and diesel fuel, and our manufacturing operations depend on natural gas. While we may enter into forward purchase contracts to reduce the price risk associated with some of these costs, continuing long-term changes in the cost or availability of these energy sources could adversely impact our financial results.

Our continued growth requires us to hire, retain and develop a highly skilled workforce and talented management team. Any unplanned turnover or our failure to develop an adequate succession plan for current positions could erode our competitiveness. In addition, our financial results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs.

We operate in a highly competitive food industry.
Price competition and industry consolidation could adversely impact our financial results. The sales of most of our products are subject to significant competition primarily through discounting and other price cutting techniques by competitors, some of whom are significantly larger and have greater resources than we do. In addition, there is a continuing consolidation in the snack food industry, which could increase competition. Significant competition increases the possibility that we could lose one or more major customers, lose existing product authorizations at customer locations, lose market share and/or shelf space, increase expenditures or reduce selling prices, which could have an adverse impact on our business or financial results.

Sales price increases initiated by us may negatively impact our financial results. Future price increases, such as those to offset increased ingredient costs, may reduce our overall sales volume, which could reduce total revenues and operating profit. Additionally, if market prices for certain ingredients decline significantly below our contracted prices, customer pressure to reduce prices could lower total revenues and operating profit.

Changes in our top customer relationships could impact our revenues and profitability.
We are exposed to risks resulting from several large customers that account for a significant portion of our revenue. Our top ten customers accounted for approximately 48% of our revenue during 2011 with our largest customer representing approximately 18% of our 2011 revenue. The loss of one or more of our large customers could adversely affect our financial results. These customers typically make purchase decisions based on a combination of price, product quality, product offerings, consumer demand, distribution capabilities and customer service and generally do not enter into long-term contracts. In addition, these significant customers may re-evaluate or refine their business practices related to inventories, product displays, logistics or other aspects of the customer-supplier relationship. Our results of operations could be adversely affected if revenue from one or more of these customers is significantly reduced or if the cost of complying with customers' demands is significant. If receivables from one or more of these customers become uncollectible, our financial results may be adversely impacted.

We may not fully realize the anticipated synergies and related benefits of the Merger or do so within the anticipated timeframe.
Achieving the anticipated benefits of the Merger will depend in large part upon how successfully we are able to integrate the businesses in an efficient and effective manner and on our ability to identify opportunities to meet our strategic objectives. The integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized in whole or in part. We may not be able to accomplish the integration process smoothly, successfully or on a timely basis. We may have to address potential differences in business backgrounds, corporate cultures and management philosophies to accomplish successful integration. Employee uncertainty during the integration process may also disrupt the business.

Any inability of management to successfully and timely integrate the operations could have an adverse effect on the business and financial results. Even if the integration of the business operations is successful, there can be no assurance that the integration will result in the realization of the full benefits of synergies, cost savings, growth and operational efficiencies that may be possible from this integration, or that these benefits will be achieved within a reasonable period of time.

The loss of key personnel could have an adverse effect on our financial results and growth prospects.
Our success depends in part on our ability to retain key employees. If certain key employees terminate their employment, it could negatively impact sales, marketing or development activities. Further, management's attention might be diverted from operations to recruiting suitable replacements and our financial condition, results of operations and growth prospects could be adversely affected. In addition, we may not be able to locate suitable replacements for key employees or offer employment to potential replacements on acceptable terms.

Efforts to execute and accomplish our strategic initiatives could adversely affect our financial results.
We utilize several operating strategies to increase revenue and improve operating performance. If we are unsuccessful due to our execution, unplanned events, change management or unfavorable market conditions, our financial performance could be adversely affected. If we pursue strategic acquisitions, divestitures, or joint ventures, we may incur significant costs and may not be able to consummate the transactions or obtain financing. Further, the success of our acquisitions will depend on many factors, such as our ability to identify potential acquisition candidates, negotiate satisfactory purchase terms, obtain loans at satisfactory rates to fund acquisitions and successfully integrate and manage the growth from acquisitions. Integrating the operations, financial reporting, disparate technologies and personnel of newly acquired companies involves risks. As a result, we may not be able to realize expected synergies or other anticipated benefits of acquisitions.

Future acquisitions also could result in potentially dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our financial results. In the event we enter into strategic transactions or relationships, our financial results may differ from expectations. We may not be able to achieve expected returns and other benefits as a result of potential acquisitions or divestitures.

Concerns with the safety and quality of certain food products or ingredients could cause consumers to avoid our products.
We could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of certain products or ingredients. Negative publicity about these concerns, whether or not valid, may discourage consumers from buying our products or cause disruptions in production or distribution of our products and negatively impact our business and financial results.

If our products become adulterated, misbranded or mislabeled, we might need to recall those items and we may experience product liability claims if consumers are injured or become sick.
Product recalls or safety concerns could adversely impact our market share and financial results. We may be required to recall certain of our products should they be mislabeled, contaminated or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption of any of our products causes injury or illness. A product recall or an adverse result in any such litigation could have an adverse effect on our operating and financial results. We may also lose customer confidence for our entire brand portfolio.

Disruption of our supply chain or information technology systems could have an adverse impact on our business and financial results.
Our ability to manufacture, distribute and sell products is critical to our success. Damage or disruption to our manufacturing or distribution capabilities or the supply and delivery of key inputs, such as raw materials, packaging, labor and energy, could impair our ability to conduct our business. Examples include, but are not limited to, weather, natural disasters, fires, terrorism, pandemics and strikes. Certain warehouses and manufacturing facilities are located in areas prone to tornadoes, hurricanes and floods. Any business disruption due to natural disasters or catastrophic events in these areas could adversely impact our business and financial results if not adequately mitigated.

Also, we increasingly rely on information technology systems to conduct our business. These systems may experience damage, failures, interruptions, errors, inefficiencies, attacks or suffer from fires or natural disasters, any of which could have an adverse effect on our business and financial results if not adequately mitigated by our security measures and disaster recovery plans.

Furthermore, given our multiple information technology systems as a result of the Merger, we may encounter difficulties assimilating or integrating data. In addition, we are currently in the process of integrating data which could provide additional security or business disruption risks which could have an adverse impact on our business and financial results.

Demand for our products may be adversely affected by changes in consumer preferences and tastes or if we are unable to innovate or market our products effectively.

We are a consumer products company operating in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and consumers. Any significant changes in consumer preferences or any inability on our part to anticipate or react to such changes could result in reduced demand for our products and erosion of our competitive and financial position. Our success depends on the ability to respond to consumer trends, including concerns of consumers regarding health and wellness, obesity, product attributes and ingredients. In addition, changes in product category consumption or consumer demographics could result in reduced demand for our products. Consumer preferences may shift due to a variety of factors, including the aging of the general population, changes in social trends, changes in travel, vacation or leisure activity patterns, weather, or negative publicity resulting from regulatory action or litigation against companies in the snack food industry. Any of these changes may reduce consumers' willingness to purchase our products and negatively impact our financial results.

Our continued success also is dependent on product innovation, including maintaining a robust pipeline of new products, and the effectiveness of advertising campaigns, marketing programs and product packaging. Although we devote significant resources to meet this goal, there can be no assurance as to the continued ability to develop and launch successful new products or variants of existing products, or to effectively execute advertising campaigns and marketing programs. In addition, both the launch and ongoing success of new products and advertising campaigns are inherently uncertain, especially as to their appeal to consumers. Further, failure to successfully launch new products could decrease demand for existing products by negatively affecting consumer perception of existing brands, as well as result in inventory write-offs and other costs, all of which could negatively impact our financial results.

Our distribution network relies on a significant number of independent business operators, and such reliance could affect our ability to efficiently and profitably distribute and market products, maintain existing markets and expand business into other geographic markets.

Our DSD network relies on a significant number of independent business operators for the sale and distribution of manufactured products and the products of other manufacturers for whom we provide distribution.

Independent business operators often must make a commitment of capital or obtain financing to purchase their trucks, equipment and routes to conduct their business. Some financing arrangements made available to independent business operators require us to repurchase an independent business operator's truck, equipment and/or route if the operator defaults on its loan. As a result, any downturn in an independent business operator's business that affects the operator's ability to pay the lender financing for the operator's truck or route could harm our financial condition. The failure of any of our independent business operators to make timely payments could require write-offs of accounts receivable or increased provisions made against accounts receivable, either of which could adversely affect our financial results.

Our ability to maintain a network of independent business operators and distributors depends on a number of factors, many of which are outside of our control. Some of these factors include: (i) the level of demand for the brands and products which are available in a particular distribution area; (ii) the ability to price products at levels competitive with those offered by other competing producers; and (iii) the ability to deliver products in the quantity and at the time ordered by independent business operators and customers. There can be no assurance that we will be able to meet all or any of these factors in any of the current or prospective geographic areas of distribution. To the extent that any of these factors have an adverse effect on the relationships with independent business operators in a particular geographic area and, thus, limit our ability to maintain and expand the sales market, revenues and financial results may be adversely impacted.

Identifying new independent business operators or distributors can be time-consuming and any resulting delay may be disruptive and costly to the business. There also is no assurance that we will be able to maintain current distribution relationships or establish and maintain successful relationships with independent business operators in new geographic distribution areas. There is the possibility that we will have to incur significant expenses to attract and maintain independent business operators in one or more geographic distribution areas in order to profitably expand geographic markets. The occurrence of any of these factors could result in a significant decrease in sales volume of our branded products and the products which we distribute for others and harm our business and financial results. The nature of our relationships with independent business operators is subject to periodic litigation.

Continued success depends on the protection of our trademarks and other proprietary intellectual property rights.
We maintain numerous trademarks and other intellectual property rights, which are important to our success and competitive position, and the loss of or our inability to enforce trademark and other proprietary intellectual property rights could harm our business. We devote substantial resources to the establishment and protection of our trademarks and other proprietary intellectual property rights on a worldwide basis. Efforts to establish and protect trademarks and other proprietary intellectual property rights may not be adequate to prevent imitation of products by others or to prevent others from seeking to block sales of our products. In addition, the laws and enforcement mechanisms of some foreign countries may not allow for the protection of proprietary rights to the same extent as in the United States and other countries.

Impairment in the carrying value of goodwill or other intangible assets could have an adverse impact on our financial results.
The net carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities, and the net carrying value of other intangibles represents the fair value of trademarks, customer relationships and other acquired intangibles. Pursuant to generally accepted accounting principles in the United States, we are required to perform impairment tests on our goodwill and indefinite-lived intangible assets annually or at any time when events occur which could impact the value of our reporting units or our indefinite-lived intangibles. These values depend on a variety of factors, including the success of our business, market conditions, earnings growth and expected cash flows. Impairments to goodwill and other intangible assets may be caused by factors outside our control, such as increasing competitive pricing pressures, changes in discount rates based on changes in cost of capital or lower than expected sales and profit growth rates. Significant and unanticipated changes could require a non-cash charge for impairment in a future period which may significantly affect our financial results in the period of such charge.

New regulations or legislation could adversely affect our business and financial results.
Food production and marketing are highly regulated by a variety of federal, state and other governmental agencies. New or increased government regulation of the food industry, including but not limited to areas related to food safety, chemical composition, production processes, traceability, product quality, packaging, labeling, school lunch guidelines, promotions, marketing, and advertising (particularly such communications that are directed toward children), product recalls, records, storage and distribution could adversely impact our results of operations by increasing production costs or restricting our methods of operation and distribution. These regulations may address food industry or society factors, such as obesity, nutritional and environmental concerns and diet trends.

We are exposed to interest and foreign currency exchange rate volatility, which could negatively impact our financial results.

We are exposed to interest rate volatility since the interest rate associated with a portion of our debt is variable. While we mitigate a portion of this volatility by entering into interest rate swap agreements, those agreements could lock our interest rates above the market rates.

We also are exposed to foreign exchange rate volatility primarily through the operations of our Canadian subsidiary. We mitigate a portion of the volatility impact on our results of operations by entering into foreign currency derivative contracts. Because our consolidated financial statements are presented in U.S. dollars, we must translate the Canadian subsidiary's financial statements at the then-applicable exchange rates. Consequently, changes in the value of the U.S. dollar may impact our financial results, even if the value has not changed in the original currency.

A significant portion of our outstanding shares of common stock is controlled by a few individuals, and their interests may conflict with those of other stockholders.

As of December 31, 2011, Michael A. Warehime and his wife, Patricia A. Warehime, beneficially owned in the aggregate approximately 16% of the outstanding common stock of the Company. Mr. and Mrs. Warehime serve as directors of the Company, with Mr. Warehime serving as the Chairman of the Board. As a result, the Warehimes may be able to exercise significant influence over the Company and certain matters requiring approval of its stockholders, including the approval of significant corporate transactions, such as a merger or other sale of the Company or its assets. This could limit the ability of other stockholders of the Company to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control of the Company. In addition, the Warehimes may have actual or potential interests that diverge from the interests of the other stockholders of the Company.

As a condition to the execution of the merger agreement, the Warehimes entered into a standstill agreement. The standstill agreement generally provides that, until the third anniversary of the Merger, the Warehimes will not (i) acquire any additional shares of the Company's common stock, except upon the exercise of stock options, directly from a family member, pursuant to certain permitted acquisitions from grantor retained annuity trusts ("GRATs"), or upon dividend reinvestments; (ii) sell or transfer any of their shares of the Company's stock, except to the same extent and in the same manner as an "affiliate" (as defined in Rule 144 of the Securities Act) of the Company would be permitted to transfer such shares pursuant to Rule 144, to a family member for estate planning purposes, or pursuant to certain permitted transfers to GRATs or bona fide pledges as collateral for loans; or (iii) take any action contrary to maintaining certain aspects of the proposed governance structure for the Company through 2012, including plans for the reduction of the total number of directors over time and the re-election of the Snyder's-Lance directors eligible for re-election in 2012. The standstill agreement further provides that at no time may the Warehimes' aggregate beneficial ownership exceed 30% of the issued and outstanding shares of the Company's common stock. Upon the expiration of the standstill agreement, all of the Warehimes' shares will be available for sale in the public market, subject (to the extent the Warehimes remain affiliates of the Company) to volume, manner of sale and other limitations under Rule 144, and there will be no restrictions on the Warehimes' ability to acquire additional shares of the Company's stock or influence the governance structure of the Company. As such, upon expiration of the standstill agreement, the Warehimes may have the ability to obtain or exercise increased control of the Company. Sales by the Warehimes of their shares into the public market after the standstill agreement expires, or the perception that such sales could occur, could cause the market price of our common stock to decline.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our corporate headquarters are located in Charlotte, North Carolina. We have an additional corporate office in Hanover, Pennsylvania. Our manufacturing operations are located in Charlotte, North Carolina; Hanover, Pennsylvania; Goodyear, Arizona; Burlington, Iowa; Columbus, Georgia; Jeffersonville, Indiana; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Ashland, Ohio; Cambridge, Ontario; and Guelph, Ontario.

On November 9, 2011, we announced the closure of the Corsicana manufacturing facility, effective February 10, 2012.

We also own or lease stockrooms, warehouses, sales offices and administrative offices throughout the United States to support our operations and DSD network.

The facilities and properties that we own and operate are maintained in good condition and are believed to be suitable and adequate for present needs. We believe that we have sufficient production capacity or the ability to increase capacity to meet anticipated demand in 2012.

Item 3. Legal Proceedings

On January 19, 2012, a purported class action was filed in the United States District Court for the District of New Jersey by Joseph A. McPeak individually and allegedly on behalf of other similarly situated individuals against S-L Distribution Company, Inc., a subsidiary of the Company. The complaint alleges a single cause of action for damages for violations of New Jersey's Franchise Practices Protection Act. The Company is investigating this claim and cannot estimate any possible loss at this time. The Company intends to vigorously defend against this action.

We are also currently subject to various lawsuits and environmental matters arising in the normal course of business. In our opinion, such matters should not have a material effect upon our consolidated financial statements taken as a whole.

Item 4. Mine Safety Disclosures

Not applicable.

Item X. Executive Officers of the Registrant

Information about each of our "executive officers," as defined in Rule 3b-7 of the Securities Exchange Act of 1934, is as follows:

Name	Age	Information About Officers
David V. Singer	56	Chief Executive Officer of Snyder's-Lance, Inc. since December 2010; President and Chief Executive Officer of Lance, Inc. from 2005 to December 2010; Executive Vice President and Chief Financial Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from 2001 to 2005.
Carl E. Lee, Jr.	52	President and Chief Operating Officer of Snyder's-Lance, Inc. since December 2010; President and Chief Executive Officer of Snyder's of Hanover, Inc. from 2005 to December 2010. From 2001 to 2005, Mr. Lee worked for First Data Corporation as President and Chief Executive Officer of Wells Fargo Merchant Services.
Rick D. Puckett	58	Executive Vice President, Chief Financial Officer and Treasurer of Snyder's-Lance, Inc. since December 2010; Executive Vice President, Chief Financial Officer, and Treasurer of Lance, Inc. from 2006 to December 2010; Executive Vice President, Chief Financial Officer, Secretary and Treasurer of United Natural Foods, Inc., a wholesale distributor of natural and organic products, from 2005 to January 2006; and Senior Vice President, Chief Financial Officer and Treasurer of United Natural Foods, Inc. from 2003 to 2005.
Kevin A. Henry	44	Senior Vice President and Chief Human Resources Officer of Snyder's-Lance, Inc. since December 2010; Senior Vice President and Chief Human Resources Officer of Lance, Inc. from January 2010 to December 2010; Chief Human Resources Officer of Coca-Cola Bottling Co. Consolidated, a beverage manufacturer and distributor, from September 2007 to 2009; and Senior Vice President of Human Resources at Coca-Cola Bottling Co. Consolidated from February 2001 to 2009.
Margaret E. Wicklund	51	Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Snyder's-Lance, Inc. since December 2010; Vice President, Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 2007 to December 2010; Corporate Controller, Principal Accounting Officer and Assistant Secretary of Lance, Inc. from 1999 to 2006.
Charles E. Good	63	President, S-L Distribution Company, Inc. and Senior Vice President of Snyder's-Lance, Inc. since December 2010; Chief Financial Officer, Secretary and Treasurer of Snyder's of Hanover, Inc. from 2006 to December 2010.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our $0.83-1/3 par value Common Stock is traded on the NASDAQ Global Select Market under the symbol LNCE. We had 2,805 stockholders of record as of February 17, 2012.

The following table sets forth the high and low sales prices and dividends paid during the interim periods in fiscal 2011 and 2010:

2011 Interim Periods	**High Price**	**Low Price**	**Dividend Paid**
First quarter (13 weeks ended April 2, 2011)	$ 24.26	$ 17.06	$ 0.16
Second quarter (13 weeks ended July 2, 2011)	22.74	18.45	0.16
Third quarter (13 weeks ended October 1, 2011)	22.50	18.92	0.16
Fourth quarter (13 weeks ended December 31, 2011)	22.94	18.78	0.16

2010 Interim Periods	**High Price**	**Low Price**	**Dividend Paid**
First quarter (13 weeks ended March 27, 2010)	$ 27.23	$ 20.90	$ 0.16
Second quarter (13 weeks ended June 26, 2010)	24.00	17.22	0.16
Third quarter (13 weeks ended September 25, 2010)	23.55	15.91	0.16
Fourth quarter (14 weeks ended January 1, 2011)	24.14	19.75	3.91 *

* Includes a special cash dividend of $3.75 per share paid to the stockholders of Lance immediately prior to the Merger.

On February 9, 2012, our Board of Directors declared a quarterly cash dividend of $0.16 per share payable on March 7, 2012 to stockholders of record on February 29, 2012. Our Board of Directors will consider the amount of future cash dividends on a quarterly basis.

Our revolving credit agreement restricts our payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200 million. As of December 31, 2011, our consolidated stockholders' equity was $838.6 million. We were in compliance with these covenants at December 31, 2011. The private placement agreement for $100 million of senior notes assumed as part of the Merger has provisions no more restrictive than the revolving credit agreement.

In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock from employees. On July 21, 2010, the Board of Directors approved the repurchase of up to an additional 100,000 shares of common stock from employees. Both of these authorizations expired by December 2011. In November 2011, the Board of Directors authorized the repurchase of up to 200,000 shares of common stock from employees, which expires in February 2014. The purpose of the repurchase program is to permit the Company to acquire shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During 2009, we repurchased 6,741 shares of common stock. During 2010, we repurchased 135,879 shares of common stock. We did not repurchase any shares of common stock during 2011. The remaining number of shares authorized for repurchase is 200,000.

Item 6. Selected Financial Data

The following table sets forth selected historical financial data for the five-year period ended December 31, 2011. The selected financial data set forth below should be read in conjunction with "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and the audited financial statements. The prior year amounts have been reclassified for consistent presentation, including the reclassification of the vending operations to discontinued operations for 2007.

	2011	2010	2009	2008	2007
Results of Operations (in thousands):					
Net revenue (1) (2) (3) (4)	$1,635,036	$ 979,835	$ 918,163	$ 852,468	$ 762,736
Income from continuing operations before income taxes (5) (6) (7)	59,845	8,162	53,331	28,788	37,732
Net income from continuing operations	38,258	2,512	35,028	18,828	24,735
Income from discontinued operations before income taxes	-	-	-	-	44
Net income from discontinued operations	-	-	-	-	29
Net income	$ 38,258	$ 2,512	$ 35,028	$ 18,828	$ 24,764
Average Number of Common Shares Outstanding (in thousands):					
Basic	67,400	34,128	31,565	31,202	30,961
Diluted	68,478	34,348	32,384	31,803	31,373
Per Share of Common Stock:					
Earnings from continuing operations – basic	$ 0.57	$ 0.07	$ 1.11	$ 0.60	$ 0.80
Earnings from discontinued operations – basic	-	-	-	-	-
Earnings from continuing operations – diluted	0.56	0.07	1.08	0.59	0.79
Earnings from discontinued operations – diluted	-	-	-	-	-
Cash dividends declared (8)	$ 0.64	$ 4.39	$ 0.64	$ 0.64	$ 0.64
Financial Status at Year-end (in thousands):					
Total assets	$1,466,790	$1,462,356	$ 540,114	$ 470,735	$ 416,470
Long-term debt, net of current portion	$ 253,939	$ 227,462	$ 113,000	$ 91,000	$ 50,000
Total debt	$ 258,195	$ 285,229	$ 113,000	$ 98,000	$ 50,000

Footnotes:

(1) 2011 net revenue is not comparable to prior years as a result of the Merger and the conversion to an independent business operator distribution structure. Additionally, 2011 net revenue included approximately $8 million from the Greer acquisition in August 2011.

(2) 2010 net revenue included approximately $49 million from the result of the Merger with Snyder's in December 2010 and approximately $18 million from the acquisition of Stella D'oro in October 2009. In addition, 2010 was a 53-week year. There was approximately $11 million of incremental net revenue related to the additional week of revenue.

(3) 2009 net revenue included approximately $27 million from both Archway (acquired in December 2008) and Stella D'oro.

(4) 2008 net revenue included approximately $15 million from Brent & Sam's (acquired in March 2008). Also, a significant amount of price increases were initiated in response to unprecedented ingredient cost increases, such as flour and vegetable oil.

(5) 2011 pre-tax income was significantly impacted by approximately $20 million in severance costs and professional fees related to Merger and integration activities, approximately $10 million in asset impairment charges related to the conversion to an independent business operator distribution network, approximately $3 million in charges related to closing the Corsicana manufacturing facility, approximately $10 million in expense reductions related to a change in the vacation plan, and approximately $9 million in gains on the sale of route businesses.

(6) 2010 pre-tax income was significantly impacted by change-in-control and other Merger-related expenses incurred in connection with the Merger, totaling approximately $38 million as well as incremental costs of approximately $3 million for an unsuccessful bid for a targeted acquisition, $3 million for severance costs relating to a workforce reduction, $2 million for a claims buy-out agreement with an insurance company, and a pre-tax loss for the additional fifty-third week of approximately $2 million.

(7) 2008 pre-tax income was significantly impacted by unprecedented ingredient costs increases, such as flour and vegetable oil, not fully offset by our selling price increases during the year.

(8) 2010 includes a special dividend of $3.75 in connection with the Merger.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides an assessment of our financial condition, results of operations, liquidity and capital resources and should be read in conjunction with the accompanying consolidated financial statements and notes to the financial statements. This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed under Part I, Item 1A—Risk Factors and other sections in this report.

Management's discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments about future events that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Future events and their effects cannot be determined with absolute certainty. Therefore, management's determination of estimates and judgments about the carrying values of assets and liabilities requires the exercise of judgment in the selection and application of assumptions based on various factors, including historical experience, current and expected economic conditions and other factors believed to be reasonable under the circumstances. We routinely evaluate our estimates, including those related to customer returns and promotions, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, postretirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Executive Summary

Lance, Inc. ("Lance") and Snyder's of Hanover, Inc. ("Snyder's") completed their merger ("Merger") on December 6, 2010, and Lance's name was changed to Snyder's-Lance, Inc. Fiscal 2011 reflects the results of operations of the combined company. Fiscal 2010 reflects the full fiscal year results of operations for Lance, but the operations of Snyder's are included only from December 6, 2010 to January 1, 2011.

The 2010 fiscal year included:

- Incremental costs associated with the Merger of $37.9 million pre-tax for expenses incurred related to change in control expenses, investment advisory costs, severance charges, legal and professional fees, purchase price adjustments and other costs;
- Pre-tax expenses of $2.9 million related to an unsuccessful bid for a targeted acquisition;
- A workforce reduction with associated pre-tax costs of $3.0 million;
- A $2.1 million pre-tax expense for the assumption of a third party carrier's workers compensation claim; and
- A change in our fiscal year end to the Saturday closest to December 31, which resulted in $11.1 million in additional revenue but a reduction in earnings per share of $0.04 due to low sales volume and higher fixed costs for the holiday week.

During 2011, as a result of the Merger, we have been integrating our business and processes to realize synergies. In February 2011, we announced a plan to convert the vast majority of our company-owned employee-based direct-store-delivery ("DSD") routes to an independent business operator distribution structure to better position our distribution network to serve customers. As of December 31, 2011 we had sold approximately one-third of the company-owned routes. The remaining route sales are expected to be completed by the middle of 2012 and will continue to impact our financial results in several areas, as follows:

- Revenue – We expect to have lower revenue per unit sold as we shift from a company-owned to an independent business operator distribution network but also expect higher unit volume sold through independent business operators. Overall, we expect the net effect to result in a decline in revenues of approximately 1 to 3% for fiscal 2012 when compared to fiscal 2011.
- Gross margin – Lower revenue per unit sold will also drive lower gross margin dollars and lower gross margin as a percentage of net revenue.
- Selling, general, and administrative expenses – As we shift to an independent business operator distribution network, we believe our DSD expenses will decline more than the decline in gross margin dollars. However, these declines will be partially offset in fiscal 2012 by planned increases in advertising costs of approximately $5 million for increased promotion of our branded products, approximately $7 million in planned expenses associated with plant quality improvements and capacity expansion, and approximately $2 million in expenses to be incurred associated with the movement of plant assets from our Corsicana, Texas facility to other plant locations.

In addition, for fiscal 2011, as a result of the Merger and the independent business operator route conversion, we have recognized the following items:

- Severance of $16.3 million attributable to the Merger and the independent business operator conversion;
- Impairment of fixed assets of $10.1 million primarily related to route trucks;
- Impairment of fixed assets and other costs totaling $2.6 million in the fourth quarter as a result of the decision to close and sell our Corsicana, Texas plant;
- Professional fees and other related expenses of $3.4 million in order to accomplish certain Merger related activities;
- A $9.9 million offset to cost of sales and selling, general and administrative expenses in the fourth quarter resulting from the adoption of a revised vacation plan for the combined Company; and
- Gains on the sale of routes of $8.9 million associated with the conversion to an independent business operator structure.

Revenue increased significantly in fiscal 2011 compared to fiscal 2010 primarily as a result of the Merger. Including only legacy Lance branded and non-branded products, net revenue increased approximately 3% due to selling price increases, increased distribution, and new product introductions, but was offset by an approximate 1% reduction in branded revenue as a result of lower selling prices to independent business operators.

Fiscal 2011 results were significantly impacted by higher commodity costs compared to fiscal 2010. These higher costs were most impactful to our private brand product margins, where gross margin percentages are generally lower than branded products and planned selling price increases were not fully realized until the latter part of the year. We believe that we have taken pricing actions that should offset increased commodity costs from 2011. However, we do expect commodity costs to be at least $10 to $15 million higher in fiscal 2012 than they were in fiscal 2011.

During 2011, we completed our strategic plan, which provides for additional focus to be placed on our core brands, which currently include Snyder's of Hanover pretzels, Lance sandwich crackers, and Cape Cod potato chips. We plan to grow our existing core brands through expanded distribution and internal development. In addition, we plan to increase our core product offerings through strategic acquisitions or growth in emerging allied brands, which represent all branded products that are not considered core brands. For allied brands, although they have an important place in our portfolio, our primary focus will be improving profit margins through pricing strategies and enhanced packaging and product configuration.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended January 1, 2011

(in millions)	**2011**		**2010**		**Favorable/ (Unfavorable) Variance**	
Net revenue	**$ 1,635.0**	**100.0%**	$ 979.8	100.0%	$ 655.2	66.9%
Cost of sales	**1,065.1**	**65.1%**	601.0	61.3%	(464.1)	-77.2%
Gross margin	**569.9**	**34.9%**	378.8	38.7%	191.1	50.4%
Selling, general and administrative	**495.2**	**30.3%**	359.6	36.7%	(135.6)	-37.7%
Other expense, net	**4.3**	**0.3%**	7.1	0.7%	2.8	39.4%
Income before interest and income taxes	**70.4**	**4.3%**	12.1	1.3%	58.3	481.8%
Interest expense, net	**10.6**	**0.6%**	3.9	0.4%	(6.7)	-171.8%
Income tax expense	**21.1**	**1.3%**	5.7	0.6%	(15.4)	-270.2%
Net income	**$ 38.7**	**2.4%**	$ 2.5	0.3%	$ 36.2	1,448.0%

Net Revenue
Net revenue for the 2011 fifty-two week fiscal year increased $655.2 million compared to the fifty-three week 2010 fiscal year. The additional week in 2010 increased net revenue by $11.1 million compared to 2011. The comparability of our revenue is significantly impacted by the Merger primarily due to the incremental branded and non-branded revenue from the Merger. In addition, during 2011 we acquired a distributor which accounted for approximately $8 million of our net revenue.

Compared to 2010 and including only legacy Lance branded and non-branded products:

- We had approximately 2% revenue growth in our branded products primarily from increased distribution as a result of the Merger and new product innovation, despite an approximate 1% reduction in selling prices due to the conversion to an independent business operator distribution structure. Certain salty product revenue declines offset revenue increases in Cape Cod Potato Chips and Lance sandwich crackers.
- We experienced approximately 7% revenue growth in our non-branded products primarily due to selling price increases, sales to new customers and new product offerings.

In 2011, approximately 65% of total revenue was generated through our DSD network as compared to 2010, where approximately 38% of total revenue was generated through our DSD network. The increase from 2010 is primarily due to the non-branded partner brand revenue obtained as a result of the Merger that is sold through our DSD system.

Net revenue by product category for the years ended December 31, 2011 and January 1, 2011 was as follows:

(in millions)		**2011**		2010
Branded Products	**$**	**943.2**	$	569.5
Non-Branded Products		**691.8**		410.3
Net revenue	**$**	**1,635.0**	$	979.8

Gross Margin
Gross margin increased $191.1 million during fiscal 2011 compared to fiscal 2010 but declined 3.8% as a percentage of revenue. The overall increase in gross margin dollars was driven by the increase in sales volume primarily as a result of the Merger. Despite certain price increases, lower promotional spending and lower vacation expense, gross margin declined as a percentage of revenue due to the following:

- Higher commodity costs for our non-branded and branded products;
- Manufacturing inefficiencies at certain manufacturing operations due to the start-up of new machinery and equipment;
- Higher portion of sales to independent business operators where we realize lower selling prices compared to direct sales to retailers; and
- Severance costs as a result of the Merger and the planned closing of the Corsicana facility.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $135.6 million during fiscal 2011 compared to fiscal 2010 but decreased 6.4% as a percentage of revenue. The dollar increase was primarily driven by incremental expenses incurred due to the Merger. Additionally, we recognized $18.5 million of severance charges and professional fees associated with the independent business operator conversion and other Merger integration activities. This amount was compared to $35.2 million in expenses recognized in fiscal 2010 associated with the Merger. We also introduced several media campaigns during 2011 as an investment in our core brands, which resulted in approximately $15.1 million increase in advertising costs over the fiscal 2010 or a 1.2% increase as a percentage of branded revenue. In addition, during fiscal 2011, we continued to experience duplicate costs as a part of the integration and DSD conversion to independent business operators including workforce duplication, warehouse rent and other selling and distribution expenses. Offsetting these increased costs was a reduction in bad debt expense of $2.2 million in 2011 primarily due to a customer bankruptcy that occurred in 2010. In addition, in 2011 we adopted a new vacation plan, which reduced selling, general and administrative expenses by $5.0 million, and we experienced reductions in salaries and benefits as we converted to an independent business operator distribution network.

Other Expense, Net
During fiscal 2011, we recognized $4.3 million in other expense, net which primarily consisted of fixed asset impairments of $12.7 million primarily related to our planned disposition of route trucks and Corsicana assets and partially offset by approximately $8.9 million of gains on the sale of route businesses associated with the DSD independent business operator conversion. As we continue to convert the company-owned routes to an independent business operator DSD network, additional gains on the sale of assets are expected. During 2010, other expense of $7.1 million consisted mostly of financing commitment fees in the first quarter of 2010 of $2.7 million associated with an unsuccessful bid for a targeted acquisition, $2.1 million of insurance settlement charges which occurred during the fourth quarter, foreign currency transaction losses due to the unfavorable impact of exchange rates in 2010, as well as losses on the sale of fixed assets.

Interest Expense, Net
Interest expense increased $6.7 million during 2011 compared to 2010 as a result of higher debt levels due to the Merger.

Income Tax Expense
The effective income tax rate decreased from 69.0% for 2010 to 35.3% for 2011. The decrease in the effective tax rate was due to lower non-tax deductible expenses related to the Merger and a reduction in deferred tax liabilities as a result of a legal entity reorganization.

Year Ended January 1, 2011 Compared to Year Ended December 26, 2009

(in millions)	**2010**		**2009**		**Favorable/ (Unfavorable) Variance**	
Net revenue	$ 979.8	100.0%	$ 918.2	100.0%	$ 61.6	6.7%
Cost of sales	601.0	61.3%	549.1	59.8%	(51.9)	-9.5%
Gross margin	378.8	38.7%	369.1	40.2%	9.7	2.6%
Selling, general and administrative	359.6	36.7%	310.6	33.8%	(49.0)	-15.8%
Other expense, net	7.1	0.7%	1.8	0.2%	(5.3)	-294.7%
Income before interest and income taxes	12.1	1.3%	56.7	6.2%	(44.6)	-78.7%
Interest expense, net	3.9	0.4%	3.4	0.4%	(0.5)	-14.7%
Income tax expense	5.7	0.6%	18.3	2.0%	12.6	68.9%
Net income	$ 2.5	0.3%	$ 35.0	3.8%	$ (32.5)	-92.9%

The results of operations for fiscal 2009 and most of fiscal 2010 reflect the activities of Lance prior to the Merger. However, in 2010, we recorded $37.9 million of pre-tax expenses related to the Merger as well as expenses of $8.0 million associated with an unsuccessful acquisition, workforce reduction and insurance settlement charges.

Net Revenue

Revenue for the year ended January 1, 2011 increased $61.6 million compared to the year ended December 26, 2009, which includes $48.8 million in revenue as a result of the Merger and $11.1 million as a result of the additional week in fiscal 2010. Excluding the revenue from the Merger and the additional week, revenue increased $1.7 million on a comparable basis to last year.

Net revenue by product category for the years ended January 1, 2011 and December 26, 2009 was as follows:

(in millions)	2010	2009
Branded Products	$ 569.5	$ 533.6
Non-Branded Products	410.3	384.6
Net revenue	$ 979.8	$ 918.2

Lance branded revenue increased $6.6 million, which included $5.6 million of revenue as a result of the additional week in 2010, as compared to 2009. Revenue growth was significantly impacted by economic conditions and increased competition. In order to contend with these issues, we increased promotional spending by more than 30% compared to the prior year to support our brands and market share. Sales of Lance's branded products to distributors, mass merchandisers, and discount stores generated revenue growth compared to 2009 due to the acquisition of Stella D'oro in 2009, new product offerings and growth with new and existing customers. These increases were significantly offset by declines in the food service and up-and-down the street customers as we shifted a significant portion of this business to distributors where selling prices are lower. The Merger also negatively impacted revenue in certain channels due to uncertainty about the Merger and changes in sales management which occurred during the fourth quarter.

Approximately 65% of Lance's branded revenue in 2010 and 68% in 2009 was generated through our DSD network. The remainder consisted of revenue from distributors and direct shipments to customers.

Lance's non-branded revenue increased $6.2 million, which included $5.5 million of revenue as result of the additional week in 2010, as compared to 2009. Our private brand revenue increased modestly compared to prior year as we experienced increased competition from national brand competitors, but still benefited from the introduction of new private brand products in 2009. Contract manufacturing revenue declined as a result of a planned completion of a short-term contract manufacturing customer contract.

Gross Margin

Gross margin increased $9.7 million compared to 2009 but declined 1.5% as a percentage of revenue. Excluding the gross margin impact of the extra week of $2.5 million and the Merger-related volume of $17.5 million, gross margin would have declined $10.3 million and 1.2% as percentage of revenue. The decline was driven by increased promotional spending and a higher percentage of Lance non-branded revenue and sales to distributors which have lower gross margin percentages, and increased costs as a result of severance and Merger-related costs including inventory adjustments. These increased costs were partially offset by favorable commodity costs and manufacturing efficiencies.

Selling, General and Administrative
Selling, general and administrative expenses increased $49.0 million as compared to 2009 and increased 2.9% as a percentage of revenue. The majority of the increase related to $35.2 million of Merger costs, including change in control expenses, investment advisory costs, severance charges, legal and professional fees, as well as $14.0 million of incremental selling, general and administrative costs of Snyder's. In addition, there was approximately $1.9 million in severance costs related to the workforce reduction that occurred during the second quarter, increased fuel costs of $1.8 million, and $1.7 million of additional bad debt expense due predominantly to a customer bankruptcy. Partially offsetting these increased expenses were lower advertising costs and lower selling expenses as a result of the implementation of Lance's DSD transformation strategy.

Other Expense, Net
During 2010, other expense of $7.1 million consisted mostly of financing commitment fees in the first quarter of 2010 of $2.7 million associated with an unsuccessful bid for a targeted acquisition, $2.1 million of insurance settlement charges which occurred during the fourth quarter, foreign currency transaction losses due to the unfavorable impact of exchange rates in 2010, as well as losses on the sale of fixed assets. During 2009, other expense of $1.8 million consisted primarily of foreign currency transaction losses due to the unfavorable impact of exchange rates in 2009 and losses on the sale of fixed assets.

Interest Expense, Net
Net interest expense increased $0.5 million primarily due to higher average debt in 2010 resulting from acquisitions made late in 2009 and the Merger in 2010, offset slightly by lower weighted average interest rates.

Income Tax Expense
Our effective income tax rate was 69.0% in 2010 as compared to 34.3% in 2009. The increase in the income tax rate was primarily due to Merger related expenses that are not deductible for tax purposes, limitations on the ability to utilize tax credits and deductions as a result of lower taxable income and deduction limitations for certain executive compensation.

Liquidity and Capital Resources

Liquidity
Liquidity represents our ability to generate sufficient cash flows from operating activities to meet our obligations as well as our ability to obtain appropriate financing. Therefore, liquidity should not be considered separately from capital resources that consist primarily of current and potentially available funds for use in achieving our objectives. Currently, our liquidity needs arise primarily from working capital requirements, capital expenditures for fixed assets, route businesses, acquisitions, and dividends. We believe we have sufficient liquidity available to enable us to meet these demands.

We have a universal shelf registration statement that, subject to our ability to consummate a transaction on acceptable terms, provides the flexibility to sell up to $250 million of debt or equity securities, which is effective through March 26, 2012. We expect to file a replacement shelf registration statement prior to March 26, 2012.

Operating Cash Flows
Net cash from operating activities was $111.5 million in 2011 and $44.4 million in 2010. Cash provided by net changes in operating assets and liabilities was $13.3 million, a significant increase from cash used by net changes in operating assets and liabilities of $39.9 million in 2010, which was mostly due to a large increase in income tax receivables in 2010 as well as incentive payments made prior to the end of fiscal 2010 as part of the change in control related to the Merger. The increase in cash provided by operating activities was also due to the significant increase in net income over 2010, which included an additional $15.2 million in depreciation and amortization as a result of additional assets gained primarily through the Merger.

Investing Cash Flows
Cash used in investing activities in 2011 totaled $52.7 million compared with cash provided by investing activities of $65.7 million in 2010. Capital expenditures increased from $33.3 million in 2010 to $57.7 million in 2011 primarily due to the Merger. In 2011, these expenditures were partially offset by cash received from the sale of fixed assets of $4.4 million and cash received from a government grant for the establishment of our solar farm in Hanover, Pennsylvania, of $4.2 million. Capital expenditures are expected to continue at a level sufficient to support our strategic and operating needs. In 2012, capital expenditures are projected to be between $80 and $85 million.

Proceeds from the sale of route businesses generated cash flows of $42.3 million in 2011; however, these proceeds were largely offset by purchases of route businesses of $31.4 million. The purchases and sales of route businesses are expected to continue into the first half of 2012 with anticipated net proceeds of $50 to $60 million, exclusive of taxes to be paid on the associated gains.

During the third quarter of 2011, we acquired the George Greer Co., Inc. for $15.0 million. In the fourth quarter of 2010, $96.3 million in cash was acquired in connection with the Merger.

Financing Cash Flows
Net cash used in financing activities decreased from $88.1 million in 2010 to $65.7 million in 2011 primarily due to changes in dividends paid. In 2010, we paid a special cash dividend as part of the Merger of $3.75 per share totaling $121.7 million. We also paid cash dividends of $0.64 per share totaling $42.9 million and $20.8 million during 2011 and 2010, respectively. The increase in 2011 was due to additional shares issued as part of the Merger. As a result of the exercise of stock options by employees, we received cash and tax benefits of $8.2 million in 2011 and $13.1 million in 2010. Repayments of debt, net of proceeds, during 2011 were $27.2 million, funded primarily by cash provided by operating activities. During 2010, proceeds from debt, net of repayments, were $47.8 million. These proceeds from debt were primarily used to pay for Merger-related costs or fund acquisitions.

During 2011, we acquired the remaining ownership interest in Melisi Snacks, Inc. for $3.5 million, increasing our total ownership to 100%.

In December 2008, the Board of Directors approved the repurchase of up to 100,000 shares of common stock from employees. On July 21, 2010, the Board of Directors approved the repurchase of up to an additional 100,000 shares of common stock from employees. Both of these authorizations expired by December 2011. In November 2011, the Board of Directors authorized the repurchase of up to 200,000 shares of common stock from employees, which expires in February 2014. The purpose of the repurchase program is to permit the Company to acquire shares of common stock from employees to cover withholding taxes payable by employees upon the vesting of shares of restricted stock. During 2009, we repurchased 6,741 shares of common stock. During 2010, we repurchased 135,879 shares of common stock. We did not repurchase any shares of common stock during 2011. The remaining number of shares authorized for repurchase is 200,000.

On February 9, 2012, our Board of Directors declared a quarterly cash dividend of $0.16 per share payable on March 7, 2012 to stockholders of record on February 29, 2012.

Debt
In December 2010, we amended our existing credit agreement and entered into a new credit agreement, which allows us to make revolving credit borrowings of up to $265.0 million through December 2015. As of December 31, 2011, and January 1, 2011, we had $145.0 million and $111.0 million outstanding under the revolving credit agreement, respectively. The additional borrowings outstanding are primarily due to amounts necessary for the repayment of the $50.0 million U.S. term loan in the fourth quarter of 2011.

Unused and available borrowings were $120.0 million under our existing credit facilities at December 31, 2011. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the credit agreement by up to $100.0 million during the life of the facility.

The credit agreement requires us to comply with certain defined covenants, such as a maximum ratio of debt to EBITDA (as defined in the credit agreement) of 3.25, or 3.50 for four consecutive periods following a material acquisition, and a minimum interest coverage ratio of 2.5. At December 31, 2011, our debt to EBITDA ratio as defined by the credit agreement was 1.90, and our interest coverage ratio as defined by the credit agreement was 8.4. In addition, our revolving credit agreement restricts payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200.0 million. At December 31, 2011, our consolidated stockholders' equity was $838.6 million. We were in compliance with these covenants at December 31, 2011 and expect to remain in compliance throughout all of 2012. Total interest expense under all credit agreements for 2011, 2010, and 2009 was $10.7 million, $3.9 million, and $3.4 million, respectively.

Contractual Obligations

We lease certain facilities and equipment classified as operating leases. We also have entered into agreements with suppliers for the purchase of certain ingredients, packaging materials and energy used in the production process. These agreements are entered into in the normal course of business and consist of agreements to purchase a certain quantity over a certain period of time. These purchase commitments range in length from a few weeks to twelve months. Additionally, we provide supplemental retirement benefits to certain retired officers.

Contractual obligations as of December 31, 2011 were:

	Payments Due by Period				
(in thousands)	**Total**	**< 1 Year**	**1-3 Years**	**3-5 Years**	**Thereafter**
Purchase commitments	$ 184,667	$ 184,667	$ -	$ -	$ -
Debt, including interest payable*	300,545	13,251	23,105	161,635	102,554
Operating lease obligations	59,539	15,864	24,015	11,296	8,364
Benefit obligations	58	58	-	-	-
Total contractual obligations	$ 544,809	$ 213,840	$ 47,120	$ 172,931	$ 110,918

* Variable interest will be paid in future periods based on the outstanding balance at that time.

Because we are uncertain as to if or when settlements may occur, this table does not reflect our liability for gross unrecognized tax benefits of $6.1 million and related interest and penalties of $2.3 million. Details regarding this liability are presented in Note 13 to the consolidated financial statements included in Item 8.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity or cash flows.

Critical Accounting Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. We believe the following estimates and assumptions to be critical accounting estimates. These assumptions and estimates may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and may have a material impact on the financial condition or operating performance. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition

Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

Revenue for products sold to our independent business operators in our DSD network is recognized when the independent business operator purchases the inventory from our warehouses.

Revenue for products sold to customers through our company-owned DSD network is recognized when the product is delivered to the customer. Our sales representatives create an invoice at time of delivery using a handheld computer. These invoices are transmitted electronically each day and sales revenue is recognized.

Revenue for products shipped directly to the customer from our warehouse is recognized based on the shipping terms listed on the shipping documentation. Products shipped with terms FOB-shipping point are recognized as revenue at the time the shipment leaves our warehouses. Products shipped with terms FOB-destination are recognized as revenue based on the anticipated receipt date by the customer.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue at the time of the sale and a corresponding accrued liability is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrued liability is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or up to a maximum of three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liabilities for these allowances are monitored throughout the time period covered by the coupon or promotion.

Total allowances for sales returns, rebates, coupons, scan-backs and other promotional activities included in accrued selling costs on the Consolidated Balance Sheets increased from $15.5 million at the end of 2010 to $21.5 million at the end of 2011 due to more aggressive marketing efforts to drive sales growth.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions. Allowances for doubtful accounts decreased from $2.9 million at the end of 2010 to $1.9 million at the end of 2011 primarily due to the write-off of a bankruptcy which remained outstanding at the end of 2010.

Self-Insurance Reserves

We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. As of December 31, 2011 and January 1, 2011, the accruals for our portion of medical insurance benefits were $4.5 million and $5.0 million, respectively. The decrease in liability is primarily due to the overall reduction in our workforce.

We maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the deductible which ranges from $0.3 to $0.5 million per individual loss. In addition, certain general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $14.2 million to $17.9 million in 2011. In 2010, the estimate of discounted loss reserves ranged from $14.3 million to $19.3 million.

During 2011 and 2010, we determined that the best estimate of our outstanding liability was the midpoint in the range. Accordingly, we selected the midpoint of the range as our estimated liability. In addition, we lowered the discount rate from 2.5% in 2010 to 1.5% in 2011 based on projected investment returns over the estimated future payout period, which increased the estimated claims liability by approximately $0.3 million.

In December 2010, we assumed a liability for workers' compensation relating to claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of approximately $3.6 million of insurance claims under the pre-existing workers' compensation policies and received $1.5 million in cash consideration to be placed in an escrow account to pay these specific claims. The net liability for these claims was $2.1 million for both 2011 and 2010.

Impairment Analysis of Goodwill and Other Indefinite-Lived Intangible Assets

The annual impairment analysis of goodwill and other indefinite-lived intangible assets requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. During 2011, the FASB issued an ASU regarding testing for goodwill impairment. Although we adopted this standard during 2011, we elected to perform a quantitative analysis of goodwill rather than support the balance qualitatively as the new standard allows. The analysis of goodwill and other indefinite-lived intangible assets as of December 31, 2011 assumes combined average annual revenue growth of approximately 2.37% during the valuation period. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

We use a combination of internal and external data to develop the weighted average cost of capital. Significant investments in fixed assets and working capital to support the assumed revenue growth are estimated and factored into the analysis. If the assumed revenue growth is not achieved, the required investments in fixed assets and working capital could be reduced. Even with a significant amount of excess fair value over carrying value, major changes in assumptions or changes in conditions could result in a goodwill impairment charge in the future.

Indefinite-lived intangibles are valued using the relief from royalty method under the income approach, which requires us to estimate a reasonable royalty rate, identify relevant projected revenues and expenses, and select an appropriate discount rate. For our testing performed in 2011, the fair value of all indefinite-lived intangible assets exceeded the carrying value and no impairment charges were necessary. Changes in the business, including changes in the overall business strategy or the consumer market for certain products, could impact the fair value of our indefinite-lived intangible assets and necessitate an impairment charge.

Depreciation and Impairment of Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives used in computing depreciation are based on estimates of the period over which the assets will provide economic benefits. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. Depreciation expense was $51.3 million, $39.1 million and $34.6 million during 2011, 2010 and 2009, respectively. The increase in depreciation expense from 2010 to 2011 was due to the Merger. Changes in these estimated lives and increases in capital expenditures could significantly affect depreciation expense in the future.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. During the year ended December 31, 2011, impairment charges of $12.7 million were recognized in the other expense, net line in the Consolidated Statements of Income. The majority of asset impairment was recorded due to the decision to sell route trucks prior to the end of their useful lives and to close and sell our Corsicana, Texas manufacturing facility. See Note 3 to the consolidated financial statements in Item 8 for additional information regarding these impairment charges.

Equity-Based Incentive Compensation Expense
Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate and expected dividends. Judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. In addition, our long-term equity incentive plans require assumptions and projections of future operating results and financial metrics. Actual results may differ from these assumptions and projections, which could have a material impact on our financial results. Information regarding assumptions can be found in Note 5 to the consolidated financial statements in Item 8.

Provision for Income Taxes
We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage. Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

During 2011, the Company undertook a comprehensive restructuring of the legal entities within the Snyder's-Lance consolidated group to align the legal entity structure with the Company's business. As a result of this restructuring, our net deferred tax liability is expected to reverse at a state rate which is lower than the rate at which the liabilities were established. This resulted in a benefit recorded to our deferred state tax expense.

New Accounting Standards

See Note 2 to the consolidated financial statements included in Item 8 for a summary of new accounting standards.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

We are exposed to certain commodity, interest rate and foreign currency exchange rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage some of these risks. We do not use derivatives for trading purposes. Other than immaterial investments acquired in the Merger, there are no market risk sensitive instruments held for trading purposes.

In order to mitigate the risks of volatility in commodity markets to which we are exposed, we have entered into forward purchase agreements with certain suppliers based on market prices, forward price projections, and expected usage levels. As of December 31, 2011 and January 1, 2011, we had no commodity futures contracts or other derivative contracts related to ingredients and energy.

Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable-rate debt. See Note 12 to the consolidated financial statements in Item 8 for further information related to our interest rate swap agreements. While these interest rate swap agreements fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $2.3 million lower without these swaps during 2011. Including the effect of interest rate swap agreements, the weighted average interest rates for 2011 and 2010 were 3.8% and 4.0%, respectively. A 10% increase in the variable interest rate would not have significantly impacted interest expense during 2011.

We have exposure to foreign exchange rate fluctuations through the operations of our Canadian subsidiary. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of its costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of derivative forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through December 2012. Foreign currency fluctuations favorably impacted 2011 pre-tax earnings by $0.7 million compared to 2010. However this increase in pre-tax earnings was offset by the unfavorable effect of derivative forward contracts of $1.1 million in 2011 compared to 2010, resulting in a net unfavorable impact of $0.4 million in 2011.

We are exposed to credit risks related to our accounts receivable. We perform ongoing credit evaluations of our customers to minimize the potential exposure. For the years ended December 31, 2011 and January 1, 2011, net bad debt expense was $0.4 million and $2.6 million, respectively. The higher level of expense in Fiscal 2010 was attributable to a bankruptcy of a significant customer which occurred during that year. Allowances for doubtful accounts were $1.9 million at December 31, 2011 and $2.9 million at January 1, 2011.

Item 8. Financial Statements and Supplementary Data

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Consolidated Statements of Income
For the Fiscal Years Ended December 31, 2011, January 1, 2011 and December 26, 2009

(in thousands, except share and per share data)	2011	2010	2009
Net revenue	$ **1,635,036**	$ 979,835	$ 918,163
Cost of sales	**1,065,107**	601,015	549,119
Gross margin	**569,929**	378,820	369,044
Selling, general and administrative	**495,267**	359,629	310,588
Other expense, net	**4,257**	7,108	1,774
Income before interest and income taxes	**70,405**	12,083	56,682
Interest expense, net	**10,560**	3,921	3,351
Income before income taxes	**59,845**	8,162	53,331
Income tax expense	**21,104**	5,631	18,303
Net income	**38,741**	2,531	35,028
Net income attributable to noncontrolling interests, net of tax of $322, $4 and $0, respectively	**483**	19	-
Net income attributable to Snyder's-Lance, Inc.	$ **38,258**	$ 2,512	$ 35,028
Basic earnings per share	$ **0.57**	$ 0.07	$ 1.11
Weighted average shares outstanding – basic	**67,400,000**	34,128,000	31,565,000
Diluted earnings per share	$ **0.56**	$ 0.07	$ 1.08
Weighted average shares outstanding – diluted	**68,478,000**	34,348,000	32,384,000

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the Fiscal Years Ended December 31, 2011, January 1, 2011 and December 26, 2009

(in thousands)	2011	2010	2009
Net income	**$ 38,741**	$ 2,531	$ 35,028
Net unrealized gains on derivative instruments, net of tax of $256, $505, and $1,175, respectively	**382**	700	2,569
Actuarial gains recognized in net income, net of tax of $0, $0, and $104, respectively	**-**	-	(180)
Foreign currency translation adjustment	**(1,767)**	3,611	9,241
Total comprehensive income	**37,356**	6,842	46,658
Net income attributable to noncontrolling interests, net of tax of $322, $4 and $0, respectively	**483**	19	-
Total comprehensive income attributable to Snyder's-Lance, Inc.	**$ 36,873**	$ 6,823	$ 46,658

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
As of December 31, 2011 and January 1, 2011

(in thousands, except share data)	2011	2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,841	$ 27,877
Accounts receivable, net of allowances of $1,884 and $2,899, respectively	143,238	128,556
Inventories	106,261	96,936
Income tax receivable	18,119	29,304
Deferred income taxes	21,042	14,346
Assets held for sale	57,822	385
Prepaid expenses and other current assets	20,705	26,363
Total current assets	388,028	323,767
Fixed assets, net	313,043	336,673
Goodwill, net	367,853	376,281
Other intangible assets, net	376,062	407,579
Other noncurrent assets	21,804	18,056
Total assets	$ 1,466,790	$ 1,462,356
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 52,930	$ 39,938
Accrued compensation	29,248	31,564
Accrued profit-sharing retirement plan	9,249	9,884
Accrual for casualty insurance claims	6,957	6,477
Accrued selling costs	21,465	15,521
Other payables and accrued liabilities	31,041	32,118
Current portion of long-term debt	4,256	57,767
Total current liabilities	155,146	193,269
Long-term debt	253,939	227,462
Deferred income taxes	196,244	180,812
Accrual for casualty insurance claims	7,724	9,195
Other noncurrent liabilities	15,146	15,003
Total liabilities	628,199	625,741
Commitments and contingencies	-	-
Stockholders' equity:		
Common stock, $0.83 1/3 par value. Authorized 75,000,000 shares; 67,820,798 and 66,336,807 shares outstanding, respectively	56,515	55,278
Preferred stock, $1.00 par value. Authorized 5,000,000 shares; no shares outstanding	-	-
Additional paid-in capital	730,338	722,007
Retained earnings	35,539	40,199
Accumulated other comprehensive income	13,719	15,104
Total Snyder's-Lance, Inc. stockholders' equity	836,111	832,588
Noncontrolling interests	2,480	4,027
Total stockholders' equity	838,591	836,615
Total liabilities and stockholders' equity	$ 1,466,790	$ 1,462,356

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Consolidated Statements of Stockholders' Equity
For the Fiscal Years Ended December 31, 2011, January 1, 2011 and December 26, 2009

(in thousands, except share and per share data)	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Noncontrolling Interests	Total
Balance, December 27, 2008	31,522,953	$ 26,268	$ 49,138	$ 165,527	$ (837)	$ -	$ 240,096
Total comprehensive income				35,028	11,630		46,658
Dividends paid to stockholders ($0.64 per share)				(20,410)			(20,410)
Amortization of nonqualified stock options			1,295				1,295
Equity-based incentive expense previously recognized under a liability plan	73,356	61	1,531				1,592
Stock options exercised, including $624 tax benefit	240,191	200	4,040				4,240
Issuance and amortization of restricted stock, net of cancellations	263,434	220	4,946				5,166
Repurchases of common stock	(6,741)	(6)	(121)				(127)
Balance, December 26, 2009	32,093,193	$ 26,743	$ 60,829	$ 180,145	$ 10,793	$ -	$ 278,510
Total comprehensive income				2,512	4,311	19	6,842
Stock issued in connection with Merger	32,652,949	27,209	649,002				676,211
Noncontrolling interests assumed in Merger						4,008	4,008
Dividends paid to stockholders ($4.39 per share)				(142,458)			(142,458)
Amortization of nonqualified stock options			3,665				3,665
Equity-based incentive reclassified to a liability plan			(4,199)				(4,199)
Restricted stock units settled in common stock, net of repurchases	172,650	144	(3,551)				(3,407)
Stock options exercised, including $3,199 tax benefit	1,456,615	1,214	11,888				13,102
Issuance and amortization of restricted stock, net of cancellations	97,279	81	7,372				7,453
Repurchases of common stock	(135,879)	(113)	(2,999)				(3,112)
Balance, January 1, 2011	66,336,807	$ 55,278	$ 722,007	$ 40,199	$ 15,104	$ 4,027	$ 836,615
Total comprehensive income				**38,258**	**(1,385)**	**483**	**37,356**
Acquisition of remaining interest in Melisi Snacks, Inc.			**(1,157)**			**(2,343)**	**(3,500)**
Dividends paid to noncontrolling interests						**(281)**	**(281)**
Dividends paid to stockholders ($0.64 per share)				**(42,918)**			**(42,918)**
Purchase price adjustments						**594**	**594**
Amortization of nonqualified stock options			**1,372**				**1,372**
Stock options exercised, including $49 tax benefit	**1,295,589**	**1,080**	**7,111**				**8,191**
Issuance and amortization of restricted stock, net of cancellations	**188,402**	**157**	**1,005**				**1,162**
Balance, December 31, 2011	**67,820,798**	**$ 56,515**	**$ 730,338**	**$ 35,539**	**$ 13,719**	**$ 2,480**	**$ 838,591**

See Notes to consolidated financial statements.

SNYDER'S-LANCE, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the Fiscal Years Ended December 31, 2011, January 1, 2011 and December 26, 2009

(in thousands)	2011	2010	2009
Operating activities:			
Net income	**$ 38,741**	$ 2,531	$ 35,028
Adjustments to reconcile net income to cash from operating activities:			
Depreciation and amortization	**55,337**	40,100	35,211
Stock-based compensation expense	**2,535**	19,524	7,472
Loss on sale of fixed assets, net	**1,851**	682	702
Gain on sale of route businesses	**(9,440)**	-	-
Impairment of long-lived assets	**12,704**	584	-
Change in vacation plan	**(9,916)**	-	-
Deferred income taxes	**6,026**	18,228	2,828
Provision for doubtful accounts	**402**	2,649	936
Changes in operating assets and liabilities, excluding business acquisitions and foreign currency translation adjustments:			
Accounts receivable	**(15,773)**	4,376	(13,109)
Inventory	**(8,680)**	7,496	(11,460)
Other current assets	**17,022**	(30,885)	(3,285)
Accounts payable	**11,665**	(6,032)	3,600
Other accrued liabilities	**12,585**	(19,562)	10,410
Other noncurrent assets	**(2,882)**	2,519	(415)
Other noncurrent liabilities	**(649)**	2,234	1,359
Net cash provided by operating activities	**111,528**	44,444	69,277
Investing activities:			
Purchases of fixed assets	**(57,726)**	(33,347)	(40,737)
Purchases of route businesses	**(31,418)**	-	-
Proceeds from sale of fixed and intangible assets	**4,351**	2,731	765
Proceeds from sale of route businesses	**42,294**	-	-
Proceeds from sale of investments	**960**	-	-
Proceeds from federal grant for solar farm	**4,212**	-	-
Business acquisitions, net of cash acquired	**(15,394)**	96,336	(23,911)
Net cash (used in)/provided by investing activities	**(52,721)**	65,720	(63,883)
Financing activities:			
Dividends paid to stockholders	**(42,918)**	(142,458)	(20,410)
Dividends paid to noncontrolling interests	**(281)**	-	-
Acquisition of remaining interest in Melisi Snacks, Inc.	**(3,500)**	-	-
Issuances of common stock	**8,191**	13,102	4,240
Repurchases of common stock	**-**	(6,519)	(127)
Repayments of long-term debt	**(62,309)**	-	-
Net proceeds from existing credit facilities	**35,098**	47,762	15,000
Net cash used in financing activities	**(65,719)**	(88,113)	(1,297)
Effect of exchange rate changes on cash	**(124)**	408	514
(Decrease)/increase in cash and cash equivalents	**(7,036)**	22,459	4,611
Cash and cash equivalents at beginning of fiscal year	**27,877**	5,418	807
Cash and cash equivalents at end of fiscal year	**$ 20,841**	$ 27,877	$ 5,418
Non-cash investing activities:			
Common stock and options issued for business combinations	**$ -**	$ 676,211	$ -
Supplemental information:			
Cash paid for income taxes, net of refunds of $7,375, $23 and $159, respectively	**$ 2,364**	$ 12,208	$ 13,763
Cash paid for interest	**$ 11,341**	$ 6,391	$ 3,515

See Notes to consolidated financial statements.

NOTE 1. OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations
We operate in one segment, snack food products. We manufacture, market and distribute a variety of snack food products. We manufacture products including pretzels, sandwich crackers, kettle chips, cookies, potato chips, tortilla chips, other salty snacks, sugar wafers, nuts, and restaurant style crackers. In addition, we purchase certain cakes, meat snacks, candy and other partner brand products for resale in order to broaden our product offerings. Products are packaged in various single-serve, multi-pack and family-size configurations.

We sell and distribute branded and partner brand products to customers through our nationwide distribution network. Our branded products are principally sold under the Snyder's of Hanover®, Lance®, Cape Cod®, Krunchers!®, Jays®, Tom's®, Archway®, Grande®, Stella D'oro®, O-Ke-Doke®, EatSmart® and Padrinos® brands. Non-branded products include private brand (private label), partner brands, and contract manufacturing. Partner brands consist of other third-party brands that we sell through our distribution network. Private brand products are sold to retailers and distributors using store brands or our own control brands, such as Brent & Sam's®, Vista®, and Delicious®. We also contract with other branded food manufacturers to produce their products.

We distribute snack food products throughout the United States using a direct-store-delivery ("DSD") network of distribution routes, some of which are serviced by independent business operators and others that are company-owned. During 2011, we began the process of converting the vast majority of our company-owned routes to an independent business operator distribution structure in order to better position our distribution network to serve customers. We have made substantial progress in the conversion and expect it to be completed by the middle of 2012. We also ship products directly to distributors and other direct customers using third-party carriers or our own transportation fleet throughout North America.

The customer base for our branded and partner brand products sold through our DSD network, distributors and direct sales includes grocery/mass merchandisers, convenience stores, club stores, discount stores, food service establishments and various other customers including drug stores, schools, military and government facilities and "up and down the street" outlets such as recreational facilities, offices and other independent retailers. Private brand customers include grocery/mass merchandisers and discount stores. We also contract with other branded food manufacturers to manufacture their products.

Our corporate headquarters are located in Charlotte, North Carolina, with additional corporate offices in Hanover, Pennsylvania. We have manufacturing operations in Charlotte, North Carolina; Hanover, Pennsylvania; Goodyear, Arizona; Burlington, Iowa; Columbus, Georgia; Jeffersonville, Indiana; Hyannis, Massachusetts; Corsicana, Texas; Perry, Florida; Ashland, Ohio; Cambridge, Ontario and Guelph, Ontario.

On November 9, 2011, we announced the closure of the Corsicana manufacturing facility, effective February 10, 2012.

Principles of Consolidation
Lance, Inc. ("Lance") and Snyder's of Hanover, Inc. ("Snyder's") completed their merger ("Merger") on December 6, 2010, and Lance's name was changed to Snyder's-Lance, Inc. The full year 2011 results reflect the results and operations of the combined company, while the respective period for 2010 reflects only the results and operations of Lance until the date of the Merger. See Note 3 for additional information. The accompanying consolidated financial statements include the accounts of Snyder's-Lance, Inc. and its subsidiaries. All intercompany transactions and balances have been eliminated.

Noncontrolling Interests
We own 51% of Patriot Snacks Real Estate, LLC ("Patriot") and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 49% is owned by an employee. We own 80% of Michaud Distributors, Inc. ("Michaud") which distributes our products in the northeastern United States. The remaining 20% is owned by two employees. Noncontrolling interests are classified in equity, with the consolidated net income adjusted to include the net income attributed to the noncontrolling interest.

During 2011, we acquired the remaining ownership interest in Melisi Snacks, Inc. for $3.5 million, increasing our total ownership to 100%.

Reclassifications
Certain prior year amounts shown in the consolidated financial statements have been reclassified for consistent presentation. These reclassifications had no impact on net income, financial position or cash flows.

Revenue Recognition
Our policy on revenue recognition varies based on the types of products sold and the distribution method. We recognize operating revenue when title and risk of loss passes to our customers. Allowances for sales returns, stale products, promotions and discounts are also recorded as reductions of revenue in the consolidated financial statements.

We allow certain customers to return products under agreed upon circumstances. We record a returns allowance for damaged products and other products not sold by the expiration date on the product label. This allowance is estimated based on a percentage of sales returns using historical and current market information.

We record certain reductions to revenue for promotional allowances. There are several different types of promotional allowances such as off-invoice allowances, rebates and shelf space allowances. An off-invoice allowance is a reduction of the sales price that is directly deducted from the invoice amount. We record the amount of the deduction as a reduction to revenue when the transaction occurs. Rebates are offered to customers based on the quantity of product purchased over a period of time. Based on the nature of these allowances, the exact amount of the rebate is not known at the time the product is sold to the customer. An estimate of the expected rebate amount is recorded as a reduction to revenue at the time of the sale and a corresponding accrued liability is recorded. The accrued liability is monitored throughout the time period covered by the promotion. The accrued liability is based on historical information and the progress of the customer against the target amount. Shelf space allowances are capitalized and amortized over the lesser of the life of the agreement or up to a maximum of three years and recorded as a reduction to revenue. Capitalized shelf space allowances are evaluated for impairment on an ongoing basis.

We also record certain allowances for coupon redemptions, scan-back promotions and other promotional activities as a reduction to revenue. The accrued liabilities for these allowances are monitored throughout the time period covered by the coupon or promotion.

Fiscal Year
On September 30, 2010, the Board of Directors approved a change in our fiscal year end from the last Saturday of December to the Saturday nearest to December 31. This change made the fiscal year ended January 1, 2011, a 53-week year compared to 52-week years for the fiscal years ended December 31, 2011, and December 26, 2009.

Use of Estimates

Preparing the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Examples include customer returns and promotions, allowances for doubtful accounts, inventory valuations, useful lives of fixed assets and related impairment, long-term investments, hedge transactions, postretirement benefits, intangible asset valuations, incentive compensation, income taxes, self-insurance, contingencies and litigation. Actual results may differ from these estimates under different assumptions or conditions.

Allowance for Doubtful Accounts

The determination of the allowance for doubtful accounts is based on management's estimate of uncollectible accounts receivable. We record a general reserve based on analysis of historical data and aging of accounts receivable. In addition, management records specific reserves for receivable balances that are considered at higher risk due to known facts regarding the customer. The assumptions for this determination are reviewed quarterly to ensure that business conditions or other circumstances are consistent with the assumptions.

Fair Value

We have classified assets and liabilities required to be measured at fair value into the fair value hierarchy as set forth below:

Level 1	Quoted prices in active markets for identical assets and liabilities.
Level 2	Observable inputs other than quoted prices for identical assets and liabilities.
Level 3	Unobservable inputs in which there is little or no market data available, which requires us to develop our own assumptions.

We measure our derivative instruments at fair value using Level 2 inputs. See Note 12 for more information. There were no changes among the levels during 2011.

The carrying amount of cash and cash equivalents, receivables and accounts payable approximates fair value due to their short-term nature. All other fair value measurements are appropriately disclosed within the Notes to the consolidated financial statements.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

The principal raw materials used in the manufacturing of our snack food products are flour, vegetable oil, sugar, potatoes, peanuts, other nuts, cheese, cocoa and seasonings. The principal supplies used are flexible film, cartons, trays, boxes and bags. Inventories are valued at the lower of cost or market using the first-out (FIFO) method.

We may enter into various forward purchase agreements and derivative financial instruments to reduce the impact of volatility in raw material ingredient prices. As of December 31, 2011 and January 1, 2011, we had no outstanding commodity futures contracts or other derivative contracts related to raw materials.

Fixed Assets
Depreciation of fixed assets is computed using the straight-line method over the estimated useful lives of long-term depreciable assets. Estimated lives are based on historical experience, maintenance practices, technological changes and future business plans. The following table summarizes the majority of our estimated useful lives of long-term depreciable assets:

	Useful Life
Buildings and building improvements	10-45 years
Land improvements	10-15 years
Machinery, equipment and computer systems	3-20 years
Furniture and fixtures	3-12 years
Trucks, trailers and automobiles	3-10 years

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets held for sale are reported at the lower of the carrying amount or fair value less cost to sell.

Route Intangible Gains/Losses
A significant amount of route intangible assets were acquired in the Merger. During 2011, as part of the conversion to an independent business operator distribution system, many routes have been purchased and sold. Gains and losses on sales of routes are recorded based on the difference between the sales price of the route and carrying value plus associated goodwill. Goodwill associated with the sale of a route is determined based on the relative value of the route in comparison with the value of the entire company.

Goodwill and Other Intangible Assets
We are required to evaluate and determine our reporting units for purposes of performing the annual impairment analysis of goodwill. The annual impairment analysis of goodwill and other indefinite-lived intangible assets also requires us to project future financial performance, including revenue and profit growth, fixed asset and working capital investments, income tax rates and cost of capital. These projections rely upon historical performance, anticipated market conditions and forward-looking business plans.

Amortizable intangible assets are amortized using the straight-line method over their estimated useful lives, which is the period over which economic benefits are expected to be provided.

Income Taxes
Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate. Unrecognized tax benefits for uncertain tax positions are established when, despite the fact that the tax return positions are supportable, we believe these positions may be challenged and the results are uncertain. We adjust these liabilities in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Deferred U.S. income taxes are not provided on undistributed earnings of our foreign subsidiary since we have no plans to repatriate the earnings. We estimate valuation allowances on deferred tax assets for the portions that we do not believe will be fully utilized based on projected earnings and usage.

Employee and Non-Employee Stock-Based Compensation Arrangements
We account for option awards based on the fair value-method using the Black-Scholes model. The following assumptions were used to determine the weighted average fair value of options granted during the years ended December 31, 2011, January 1, 2011 and December 26, 2009.

	2011	2010	2009
Assumptions used in Black-Scholes pricing model:			
Expected dividend yield	**3.68%**	2.91%	2.91%
Risk-free interest rate	**2.69%**	2.77%	2.16%
Weighted average expected life	**6.7 years**	6.1 years	6.0 years
Expected volatility	**30.34%**	27.27%	30.11%
Weighted average fair value per share of options granted	**$3.83**	$4.81	$5.01

The expected dividend yield is based on the projected annual dividend payment per share divided by the stock price at the date of grant. The risk free interest rate is based on rates of U.S. Treasury issues with a remaining life equal to the expected life of the option.

The expected life of the option is calculated using the simplified method by using the vesting term of the option and the option expiration date. The expected volatility is based on the historical volatility of our common stock over the expected life. Compensation expense for stock options is recognized using straight-line attribution over the vesting period, which is usually three years.

Compensation expense for restricted stock is recognized over the vesting period based on the closing stock price on the grant date of the restricted stock. As compensation expense is recognized, additional paid-in capital is increased in stockholders' equity. Restricted stock awards receive or accrue the same dividend as common shares outstanding.

Self-Insurance Reserves
We maintain reserves for the self-funded portions of employee medical insurance benefits. The employer's portion of employee medical claims is limited by stop-loss insurance coverage each year to $0.3 million per person. As of December 31, 2011 and January 1, 2011, the accruals for our portion of medical insurance benefits were $4.5 million and $5.0 million, respectively.

We maintain self-insurance reserves for workers' compensation and auto liability for individual losses up to the deductible which ranges from $0.3 to $0.5 million per individual loss. In addition, certain general and product liability claims are self-funded for individual losses up to the $0.1 million insurance deductible. Claims in excess of the deductible are fully insured up to $100 million per individual claim. We evaluate input from a third-party actuary in the estimation of the casualty insurance obligation on an annual basis. In determining the ultimate loss and reserve requirements, we use various actuarial assumptions including compensation trends, healthcare cost trends and discount rates. We also use historical information for claims frequency and severity in order to establish loss development factors. The estimate of discounted loss reserves ranged from $14.2 million to $17.9 million in 2011. In 2010, the estimate of discounted loss reserves ranged from $14.3 million to $19.3 million.

During 2011 and 2010, we determined that the best estimate of our outstanding liability was the midpoint in the range. Accordingly, we selected the midpoint of the range as our estimated liability. In addition, we lowered the discount rate from 2.5% in 2010 to 1.5% in 2011 based on projected investment returns over the estimated future payout period, which increased the estimated claims liability by approximately $0.3 million.

In December 2010, we assumed a liability for workers' compensation relating to claims that had originated prior to 1992 and been insured by a third-party insurance company. Due to the uncertainty of that insurer's ability to continue paying claims, we entered into an agreement where we assumed the full liability of approximately $3.6 million of insurance claims under the pre-existing workers' compensation policies and received $1.5 million in cash consideration to be placed in an escrow account to pay these specific claims. The net liability for these claims was $2.1 million for both 2011 and 2010.

Derivative Financial Instruments
We are exposed to certain market, commodity and interest rate risks as part of our ongoing business operations and may use derivative financial instruments, where appropriate, to manage these risks. We do not use derivatives for trading purposes.

Earnings Per Share
Basic earnings per common share are computed by dividing net income by the weighted average number of common shares, including participating securities, outstanding during the period.

Diluted earnings per share are calculated by including all dilutive common shares such as stock options. Dilutive potential shares were 1,078,000 in 2011, 220,000 in 2010 and 819,000 in 2009. Anti-dilutive shares are excluded from the dilutive earnings calculation. There were 20,000 anti-dilutive shares in 2011, none in 2010 and 25,000 in 2009. No adjustment to reported net income is required when computing diluted earnings per share.

Advertising Costs
Advertising costs are expensed as incurred. Advertising costs included in selling, general and administrative expenses on the Consolidated Statements of Income were $20.1 million, $5.0 million and $7.5 million during 2011, 2010 and 2009, respectively.

Shipping and Handling Costs
We do not bill customers separately for shipping and handling of product. These costs are included as part of selling, general and administrative expenses on the Consolidated Statements of Income. For the years ended December 31, 2011, January 1, 2011 and December 26, 2009, shipping and handling costs were $106.8 million, $78.8 million and $68.8 million, respectively.

Foreign Currency Translation
All assets and liabilities of our Canadian subsidiary are translated into U.S. dollars using current exchange rates and income statement items are translated using the average exchange rates during the period. The translation adjustment is included as a component of stockholders' equity. Gains and losses on foreign currency transactions are included in earnings.

Vacation Plan Change
As part of the Merger integration, we transitioned to a standard vacation plan for the merged company. Due to this change, we recorded a $9.9 million reduction in the vacation accrual, of which $4.9 million was recorded as a reduction in cost of sales and $5.0 million was recorded as a reduction in selling, general, and administrative expense.

NOTE 2. NEW ACCOUNTING STANDARDS

In June 2011, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") regarding the presentation of comprehensive income. The new standard requires comprehensive income to be reported either as a single statement or in two consecutive statements reporting net income and other comprehensive income. In addition, the standard eliminates the option to report other comprehensive income and its components in the statement of changes in stockholders' equity. The ASU requires retrospective application and will become effective for us in the first quarter of 2012. We have chosen to adopt this standard in 2011 and have included the Consolidated Statements of Comprehensive Income in our consolidated financial statements.

In September 2011, the FASB issued an ASU regarding testing for goodwill impairment. The revised standard is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. Although we adopted this standard during 2011, we elected to perform a quantitative analysis of goodwill rather than support the balance qualitatively as the new standard allows.

NOTE 3. MERGER AND INTEGRATION ACTIVITIES

During the quarter ended July 2, 2011, we adjusted our initial purchase price allocation related to the Merger for changes in the valuation of certain assets and liabilities. The adjustment resulted in a $0.6 million reduction in inventory, a $2.3 million reduction in property, plant, and equipment, a $0.3 million decrease in other current liabilities, a $0.2 million decrease in other noncurrent liabilities, a $0.7 million decrease in the deferred income tax liability, a $0.6 million increase in noncontrolling interests, and a $2.3 million increase in goodwill. The impact of these adjustments on previously presented balance sheets and income statements was not significant to prior periods. Since the quarter ended July 2, 2011, no additional adjustments have been made to our initial purchase price allocation, and our valuation is complete.

The following unaudited pro forma consolidated financial information has been prepared as if the Merger between Lance and Snyder's had taken place at the beginning of 2010. The unaudited pro forma results include estimates and assumptions regarding increased amortization of intangible assets related to the Merger, increased interest expense related to cash paid for Merger-related expenses, and the related tax effects. However, pro forma results are not necessarily indicative of the results that would have occurred if the Merger had occurred on the date indicated, or that may result in the future.

Proforma results for the year ended January 1, 2011 were as follows:

(in thousands, except per share data)		2010
Net revenue	$	1,585,208
Income before interest and income taxes	$	87,574
Net income attributable to Snyder's-Lance, Inc.	$	49,409
Weighted average diluted shares		65,863
Diluted earnings per share	$	0.75

In February 2011, we announced a plan to convert approximately 1,300 company-owned routes to an independent business operator distribution structure. The conversion is currently in process and is expected to be complete by the middle of 2012.

During the year ended December 31, 2011, we incurred $19.6 million in severance costs and professional fees related to Merger and integration activities, which are included in selling, general, and administrative expenses on the Consolidated Statements of Income. In addition, for the year ended December 31, 2011, we recorded $8.9 million in net gain on the sale of route businesses and $10.1 million in asset impairment charges, both of which were associated with the conversion to an independent business operator distribution structure and recorded in other expense, net on the Consolidated Statements of Income. The asset impairment was recorded due to the decision to sell the route trucks prior to the end of their useful lives. In order to determine an appropriate fair value for the route trucks, we reviewed market pricing for similar assets from multiple sources, including trucks sold at auction. Also, during the fourth quarter of 2011, impairment charges of $2.3 million and other expenses of $0.3 million were incurred related to closing the Corsicana manufacturing facility and recorded in other expense, net on the Consolidated Statements of Income.

During the year ended January 1, 2011, we incurred Merger-related transaction and other costs totaling $37.9 million, of which $2.4 million were included in cost of sales, $35.2 million in selling, general and administrative, $0.2 million in other expense, net, and $0.1 million in interest expense, net.

NOTE 4. BUSINESS ACQUISITIONS

2011 Acquisition
On August 9, 2011, we acquired all of the issued and outstanding shares of George Greer Co., Inc. ("Greer"), a snack food distributor, for $15.0 million in cash. Goodwill recorded as part of the purchase price allocation was $10.1 million, and identifiable intangible assets acquired as part of the acquisition were $8.4 million. In addition, we acquired cash and other tangible assets, which were more than offset by assumed liabilities. The assets, liabilities and results of operations of this acquisition were not material to our consolidated financial position or results of operations. During the quarter ended December 31, 2011, we adjusted our initial purchase price allocation for changes in the valuation of certain assets and liabilities. The impact of these adjustments was not material to our consolidated financial statements, and our valuation is now complete.

2010 Merger of Equals
On December 6, 2010, Lance and Snyder's completed a Merger to create Snyder's-Lance, Inc. See Note 3 for further information and an update on integration activities associated with the Merger.

2009 Acquisition
On October 13, 2009, we completed the purchase of the Stella D'oro® brand and certain manufacturing equipment and inventory from Stella D'oro Biscuit Co., Inc. Stella D'oro® is a leading brand in the specialty cookie market. We paid approximately $23.9 million to acquire and install the Stella D'oro assets, which was predominantly funded from borrowings from our existing credit agreement. The purchase price allocation resulted in goodwill of approximately $5.7 million and identified other intangible assets of $11.8 million.

NOTE 5. STOCK-BASED COMPENSATION

Total equity-based incentive expense recorded in the Consolidated Statements of Income was $2.5 million, $19.5 million and $7.5 million for the years ended December 31, 2011, January 1, 2011 and December 26, 2009, respectively. The decrease in compensation expense from 2010 to 2011 was primarily due to the Merger, as almost all outstanding shares vested upon the change in control.

The Merger, as described in Note 3, triggered a "change in control" event in 2010 as a result of our stockholders approval of the issuance of shares in connection with the Merger. The majority of our incentive plans have a change in control provision, resulting in the acceleration of vesting in incentive plan awards. In addition, these equity incentive plans contain provisions that permit outstanding equity compensation awards to be equitably adjusted in the event of a special cash dividend. Accordingly, the exercise prices of stock option awards outstanding at the Merger date were reduced by $2.27 to reflect the change in the market price of the options prior to and on the ex-dividend date.

Key Employee Incentive Plans
As of December 31, 2011, there were approximately 0.3 million of restricted shares and 0.4 million of other securities available for future issuance under the 2007 Key Employee Incentive Plan (the "Plan"). This Plan originally provided for a maximum of 1.8 million securities to be issued to key employees as defined in the Plan. During 2010, the Plan was amended to provide for an additional 1.5 million of securities. The Plan authorizes the grant of incentive stock options, non-qualified stock options, stock appreciation rights (SARs), restricted stock and performance shares, and expires in April 2013. The plan also authorizes other awards denominated in monetary units or shares of common stock payable in cash or shares of common stock. At December 31, 2011, there were no SARs outstanding.

Long-term Incentive Plans

Long-term performance-based incentive plans are accounted for as liability share-based payment plans. Once certain performance-based measures are attained, the related liabilities are converted into equity instruments. As part of the change in control in 2010, all liability share-based payment plans were paid in the form of cash at 100%, totaling $3.2 million. As a result, there was no further liability for share-based payment plans as of January 1, 2011. There were no issuances of these liability share-based payment plans in 2011, and no liability was outstanding at December 31, 2011.

Employee Stock Options

As of December 31, 2011, there were $3.7 million of unrecognized compensation expense related to outstanding stock options compared with $1.2 million as of January 1, 2011. The vesting of options outstanding at the Merger date was accelerated in connection with the change in control, resulting in additional expense of $2.1 million during 2010. Cash received from option exercises during 2011, 2010 and 2009 was $8.1 million, $9.9 million and $3.6 million, respectively. The benefit realized for the tax deductions from option exercises was $0.1 million, $3.2 million and $0.6 million, respectively, during 2011, 2010 and 2009. The total intrinsic value of stock options exercised during 2011, 2010 and 2009 was $17.2 million, $22.5 million and $2.1 million, respectively.

During 2010, the Board of Directors approved the payment of up to $1.50 to each option holder to the extent that the change in the market value of the common stock did not decline by the intrinsic value of the special dividend prior to and after the ex-dividend date. The reduction in our stock price was less than the special dividend of $3.75, resulting in additional cash payments to option holders of $1.48 per share for those options that would not have been in compliance with Section 409A of the Internal Revenue Code if their grant price were to have been adjusted by the $3.75 special dividend amount. The majority of option holders received this payment, resulting in additional expense of $2.6 million in 2010.

Stock options become exercisable in periods ranging up to five years after the grant date. The option price, which equals the fair market value of our common stock at the date of grant, ranges from $1.22 to $21.52 per share for the outstanding options as of December 31, 2011. The weighted average exercise price of exercisable options was $12.58 as of December 31, 2011.

	Options Outstanding	**Outstanding Weighted Average Exercise Price**	**Options Exercisable**
Balance at January 1, 2011	3,688,088	$ 9.10	3,472,887
Granted	1,052,473	17.38	
Exercised	(1,291,589)	6.27	
Expired/forfeited	(73,515)	17.70	
Balance as of December 31, 2011	3,375,457	$ 12.58	2,146,153
Weighted average contractual term	6.9 years		5.3 years
Aggregate intrinsic value	$33.5 million		$24.9 million

Employee Restricted Stock and Restricted Stock Unit Awards

As of December 31, 2011, there was $1.9 million in unrecognized compensation expense related to restricted stock. As of January 1, 2011, there was no unrecognized compensation expense related to outstanding restricted stock awards due to the change in control, which accelerated the vesting of all restricted stock and resulted in additional expense of $2.4 million in 2010.

During 2005, we awarded to our Chief Executive Officer 300,000 restricted stock units, half of which would be settled in common stock shares under the 2003 Key Employee Stock Plan and half of which would be settled in cash. During 2006, the Compensation Committee of the Board of Directors approved an amendment that re-designated the 150,000 units that were to be settled in cash to units settled in stock under the 1997 Incentive Equity Plan. These restricted units were classified as equity. Compensation costs associated with the restricted stock units that are settled in common stock shares were amortized over the vesting period through May 2010. During 2010, we net-settled 172,650 of these units as common stock shares and withheld the remaining 127,350 units to cover the payment of $2.5 million of employee withholding taxes. Accrued dividends on these restricted stock units of $0.9 million were settled in cash.

During 2006, the Compensation Committee of the Board of Directors approved the 2006 Five-Year Performance Equity Plan for Officers and Senior Managers, which included performance equity units to be paid in common stock to key employees in 2011. All shares to be issued under the Five-Year Performance Equity Plan were awarded under the 2003 Plan. During 2010, as a result of the change in control, performance equity units were paid in the form of cash, resulting in a $4.2 million reclassification from equity to a liability-based plan and an additional $3.4 million of expense.

The changes in restricted stock awards outstanding for the year ended December 31, 2011 are as follows:

	Restricted Stock Awards Outstanding		Weighted Average Grant Date Fair Value
Balance at January 1, 2011	-	$	-
Granted	162,407		17.45
Exercised/vested	-		-
Expired/forfeited	(10,005)		17.48
Balance at December 31, 2011	152,402	$	17.44

The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital. The weighted average grant date fair value for awards granted during 2010 and 2009 was $21.49 and $20.98, respectively.

Non-Employee Director Stock Option Plan

In 1995, we adopted a Nonqualified Stock Option Plan for Non-Employee Director (Director Plan). The Director Plan requires among other things that the options are not exercisable unless the optionee remains available to serve as a director until the first anniversary of the date of grant, except that the initial option shall be exercisable after six months. The options under this plan vest on the first anniversary of the date of grant. Options granted under the Director Plan expire ten years from the date of grant. After December 28, 2002, there were no awards made under this plan. The option price, which equals the fair market value of our common stock at the date of grant is $13.61 per share. There were 4,000 options outstanding at December 31, 2011. At December 31, 2011, the weighted average remaining contractual term was 0.2 years and the aggregate intrinsic value was approximately $0.1 million.

	Options Outstanding		Weighted Average Exercise Price	Options Exercisable
Balance at January 1, 2011	8,000	$	11.50	8,000
Granted	-		-	
Exercised	(4,000)		9.38	
Expired/forfeited	-		-	
Balance as of December 31, 2011	4,000	$	13.61	4,000

Non-Employee Director Restricted Stock Awards

In 2008, we adopted the Lance, Inc. 2008 Director Stock Plan ("2008 Director Plan"). With the adoption of the 2008 Director Plan, no further awards will be made under the 2003 Director Plan that expired in April 2008.

The 2008 Director Plan is intended to attract and retain persons of exceptional ability to serve as Directors and to further align the interests of Directors and stockholders in enhancing the value of our common stock and to encourage such Directors to remain with and to devote their best efforts to the Company. The Board of Directors reserved 200,000 shares of common stock for issuance under the 2008 Director Plan. This number is subject to adjustment in the event of stock dividends and splits, recapitalizations and similar transactions. The 2008 Director Plan is administered by the Board of Directors and expires in April 2013. As of December 31, 2011, there were 92,000 shares available for future issuance under the 2008 Director Plan.

In 2011, we awarded 36,000 shares of common stock to our directors, at a grant date fair value of $21.67 and subject to certain vesting restrictions. During 2010 and 2009, we awarded 32,000 and 24,000 shares of common stock to our directors with a grant date fair value of $18.02 and $20.97, respectively. Compensation costs associated with these restricted shares are amortized over the vesting or service period, at which time the earned portion is charged against current earnings. The deferred portion of these restricted shares is included in the Consolidated Balance Sheets as additional paid-in capital.

Employee Stock Purchase Plan

We have an employee stock purchase plan under which shares of common stock are purchased on the open market with employee and employer contributions. The plan provides for the Company to contribute an amount equal to 10% of the employees' contributions. We contributed less than $0.1 million to the employee stock purchase plan during each of 2011, 2010 and 2009.

NOTE 6. INVESTMENTS

We own a noncontrolling equity interest in Late July Snacks LLC ("Late July"), an organic snack food company. This investment is reflected in other noncurrent assets on the Consolidated Balance Sheets. During 2011, 2010 and 2009, the equity method losses were approximately $0.1 million, $0.2 million and $0.1 million, respectively, and have been recorded in other expense, net on the Consolidated Statements of Income. We also manufacture products for Late July. Contract manufacturing revenue was approximately $4.5 million, $3.9 million, and $4.4 million during 2011, 2010, and 2009, respectively. Accounts receivable due from Late July totaled $0.4 million, for both December 31, 2011 and January 1, 2011.

As of December 31, 2011 and January 1, 2011, we had $7.0 million and $8.9 million, respectively, in long-term investments consisting of limited partnerships and real estate investment trusts. During the first quarter of 2011, one of these investments was sold for approximately $1.0 million resulting in an immaterial loss. Since our ownership interests are less than 5%, these investments are recorded at cost and adjusted for impairments considered other than temporary. Distributions received are recorded as either a return of capital or as investment income if in the form of a dividend.

NOTE 7. INVENTORIES

Inventories as of December 31, 2011 and January 1, 2011 consisted of the following:

(in thousands)	2011	2010
Finished goods	**$ 60,488**	$ 55,658
Raw materials	**19,968**	17,015
Maintenance parts and supplies	**25,805**	24,263
Total inventories	**$ 106,261**	$ 96,936

NOTE 8. 2010 WORKFORCE REDUCTION

On June 4, 2010, we announced a reduction in our workforce, which resulted in $3.0 million of pre-tax charges being recognized in the second quarter of 2010. This included severance expenses of approximately $2.8 million (net of a reduction in accrued vacation of $0.4 million) and job placement and medical coverage expenses of approximately $0.2 million. We recorded $1.1 million in cost of sales and $1.9 million in selling, general and administrative on the Consolidated Statements of Income.

NOTE 9. FIXED ASSETS

Fixed assets as of December 31, 2011 and January 1, 2011 consisted of the following:

(in thousands)	**2011**	2010
Land and land improvements	**$ 28,842**	$ 29,102
Buildings and building improvements	**133,769**	128,082
Machinery, equipment and computer systems	**406,701**	383,807
Trucks and automobiles	**50,725**	68,780
Furniture and fixtures	**10,573**	9,534
Construction in progress	**14,339**	17,630
	$ 644,949	$ 636,935
Accumulated depreciation	**(328,648)**	(299,877)
	316,301	337,058
Fixed assets held for sale	**(3,258)**	(385)
Fixed assets, net	**$ 313,043**	$ 336,673

Depreciation expense related to fixed assets was $51.3 million during 2011, $39.1 million during 2010 and $34.6 million during 2009.

During the year ended December 31, 2011, $12.7 million in fixed asset impairment charges were recorded in other expense, net on the Consolidated Statements of Income. For additional details on these impairment charges, see Note 3 to the consolidated financial statements. Fixed asset impairment charges were $0.6 million for the year ended January 1, 2011, and no fixed asset impairment charges were taken for the year ended December 26, 2009.

As of December 31, 2011, assets held for sale consisted of route trucks for sale in connection with the conversion to independent business operators. As of January 1, 2011, assets held for sale consisted of land and buildings in Columbus, Georgia.

NOTE 10. GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the fiscal year ended December 31, 2011, are as follows:

(in thousands)		Carrying Amount
Balance as of December 26, 2009	$	90,909
Merger with Snyder's		283,267
Change in foreign currency exchange rate		2,105
Balance as of January 1, 2011	$	376,281
Purchase price adjustments (see Note 3)		2,267
Business acquisitions (see Note 4)		10,074
Goodwill acquired in the purchase of route businesses		8,810
Goodwill attributable to the sale of route businesses		(11,812)
Goodwill allocated to assets held for sale		(16,774)
Change in foreign currency exchange rate		(993)
Balance as of December 31, 2011	$	367,853

As of December 31, 2011 and January 1, 2011, acquired intangible assets consisted of the following:

(in thousands)		Gross Carrying Amount		Accumulated Amortization		Net Carrying Amount
As of December 31, 2011:						
Customer and contractual relationships – amortized	$	69,468	$	(5,252)	$	64,216
Non-compete agreement – amortized		500		(500)		-
Reacquired rights – amortized		3,100		(156)		2,944
Routes – unamortized		14,641		-		14,641
Trademarks – unamortized		294,787		(526)		294,261
Balance as of December 31, 2011	$	382,496	$	(6,434)	$	376,062
As of January 1, 2011:						
Customer relationships – amortized	$	64,168	$	(1,384)	$	62,784
Non-compete agreement – amortized		500		(451)		49
Routes – unamortized		50,485		-		50,485
Trademarks – unamortized		294,787		(526)		294,261
Balance as of January 1, 2011	$	409,940	$	(2,361)	$	407,579

Intangible assets subject to amortization are being amortized over a weighted average useful life of 17.1 years. The intangible assets related to customer and contractual relationships are being amortized over a weighted average useful life of 17.7 years and will be amortized through November 2029. The intangible asset related to the non-compete agreement is fully amortized at the end of 2011, and the reacquired rights are being amortized over 8 years. Amortization expense related to intangibles was $4.1 million, $1.0 million and $0.6 million for the years ended December 31, 2011, January 1, 2011, and December 26, 2009, respectively. We estimate that annual amortization expense for these intangible assets will be approximately $4.8 million per year for 2012, 2013 and 2014, $4.7 million for 2015, and $4.6 million for 2016.

Routes and trademarks are deemed to have indefinite useful lives because they are expected to generate cash flows indefinitely. Although not amortized, they are reviewed for impairment as conditions change or at least on an annual basis.

The changes in the carrying amount of routes for the fiscal year ended December 31, 2011, are as follows:

(in thousands)	Carrying Amount
Balance of routes as of January 1, 2011	$ 50,485
Purchases of routes, exclusive of goodwill acquired	22,988
Sales of routes	(21,042)
Routes allocated to assets held for sale	(37,790)
Balance of routes as of December 31, 2011	$ 14,641

Routes and associated goodwill allocated to assets held for sale represent assets available for sale in their present condition and for which actions to complete a sale have been initiated.

NOTE 11. LONG-TERM DEBT

Debt outstanding as of December 31, 2011 and January 1, 2011 consisted of the following:

(in thousands)	2011	2010
Unsecured U.S. term loan due October 2011, interest payable based on the 30-day Eurodollar rate, plus applicable margin of 0.40%	**$ -**	$ 50,000
Unsecured U.S. Dollar-denominated revolving credit facility due December 7, 2015, interest payable based on the weighted-average 30-day Eurodollar rate, plus applicable margin of 1.70% (Average rate of 2.42% at December 31, 2011, including applicable margin)	**145,000**	111,000
Private placement senior notes with $100 million due June 2017, interest payable based on fixed rate of 5.72%, including a fair value adjustment of $5.7 million, net of amortization since the Merger date	**105,705**	106,746
Secured bank loan due October 2015, interest payable based on 1-month LIBOR plus applicable margin of 0.35% (0.65% at December 31, 2011, including applicable margin)	**4,416**	5,441
Secured bank loan due November 2013, interest payable based on 1-month LIBOR plus applicable margin of 0.85% (1.15% at December 31, 2011, including applicable margin)	**1,917**	2,917
Revolving equipment credit facility due May 2012, interest payable based on the LIBOR plus applicable margin of 2.00% (2.30% at December 31, 2011, including applicable margin)	**968**	657
Various unsecured loans due from 2012 to 2020, interest payable based on various fixed and variable rates currently ranging from 5.13% to 8.0%	**159**	8,451
Other	**30**	17
Total debt	**258,195**	285,229
Less current portion of long-term debt	**(4,256)**	(57,767)
Total long-term debt	**$ 253,939**	$ 227,462

Annual aggregate maturities of long-term debt are: $4.3 million in 2012; $3.1 million in 2013; $2.2 million in 2014; $147.1 million in 2015; $1.0 million in 2016; and $100.5 million thereafter.

On October 20, 2011, we repaid the $50 million U.S. term loan, funded with borrowings from the existing revolving credit facility.

Our existing credit agreement allows us to make revolving credit borrowings of up to $265 million through December 2015. As of December 31, 2011 and January 1, 2011, we had available $120 million and $154 million, respectively, of unused credit facilities. Under certain circumstances and subject to certain conditions, we have the option to increase available credit under the credit agreement by up to $100 million during the life of the facility.

The applicable margin is determined by certain financial ratios. The credit agreement also requires us to pay a facility fee on the entire $265 million revolver ranging from 0.175% to 0.35% based on certain financial ratios. Including the effect of interest rate swap agreements, the weighted average interest rate for 2011 and 2010 was 3.8% and 4.0%, respectively. See Note 12 for further information on our interest rate swap agreements.

The credit agreement requires us to comply with certain defined covenants, such as a maximum debt to earnings before interest, taxes, depreciation and amortization (EBITDA) ratio of 3.25, or 3.50 for four consecutive periods following a material acquisition, and a minimum interest coverage ratio of 2.5. At December 31, 2011, our debt to EBITDA ratio was 1.90, and our interest coverage ratio was 8.4. In addition, our revolving credit agreement restricts our payment of cash dividends and repurchases of our common stock if, after payment of any such dividends or any such repurchases of our common stock, our consolidated stockholders' equity would be less than $200 million. As of December 31, 2011, our consolidated stockholders' equity was $838.6 million. We were in compliance with these covenants at December 31, 2011. The private placement agreement for $100 million of senior notes assumed as part of the Merger has provisions no more restrictive than the revolving credit agreement. Total interest expense under all credit agreements for 2011, 2010 and 2009 was $10.7 million, $3.9 million and $3.4 million, respectively.

The fair value of outstanding debt, including current maturities, was approximately $269 million and $285 million for December 31, 2011 and January 1, 2011, respectively. The Level 2 fair value estimates were based on similar debt with the same maturities, rating and interest rates.

NOTE 12. DERIVATIVE INSTRUMENTS

We are exposed to certain risks relating to our ongoing business operations. We use derivative instruments to manage interest rate and foreign exchange risks.

Financial instruments are not used for speculative purposes. If we elect to do so, and if the instrument meets certain criteria, management designates its derivatives as cash flow hedges. For designated cash flow hedges, the effective portion of the change in fair value is included in accumulated other comprehensive income, net of related tax effects, with the corresponding asset or liability recorded in the Consolidated Balance Sheets. The ineffective portion of the gain or loss, if any, is immediately recognized in the same caption where the hedged items are recognized in the Consolidated Statements of Income.

The fair value of the derivative instrument asset/(liability) in the Consolidated Balance Sheets using Level 2 inputs as of December 31, 2011 and January 1, 2011 is as follows:

(in thousands)	**2011**	2010
Interest rate swaps (included in Other noncurrent liabilities)	**$ (1,309)**	$ (2,630)
Foreign currency forwards (included in Prepaid expenses and other current assets)	**126**	256
Total fair value of derivative instruments	**$ (1,183)**	$ (2,374)

Interest Rate Swaps
Our variable-rate debt obligations incur interest at floating rates based on changes in the Eurodollar rate and U.S. base rate interest. To manage exposure to changing interest rates, we selectively enter into interest rate swap agreements to maintain a desirable proportion of fixed to variable-rate debt. The fair value of interest rate swaps is determined by third-party financial institutions. The notional amount of the interest rate swaps designated as hedging instruments as of December 31, 2011 and January 1, 2011 was $56.3 million and $62.1 million, respectively.

In October 2011, we entered into an interest rate swap agreement on $50 million of debt in order to fix the interest rate at 1.32%, plus applicable margin, through November 2015. The applicable margin on December 31, 2011, was 1.70%. The fair value of the interest rate swap liability was $0.9 million at December 31, 2011.

We assumed interest rate swaps with a notional amount of $6.3 million in connection with the Merger, which are used to manage the exposure to changing interest rates, through October 2015. The fair value of the interest rate swap liabilities was $0.4 million at December 31, 2011.

While these swaps fixed a portion of the interest rate at a predictable level, pre-tax interest expense would have been $2.3 million lower without these swaps during 2011. These swaps are accounted for as cash flow hedges.

Foreign Currency Forwards
We have exposure to foreign exchange rate fluctuations through the operations of our Canadian subsidiary. A majority of the revenue of our Canadian operations is denominated in U.S. dollars and a substantial portion of its costs, such as raw materials and direct labor, are denominated in Canadian dollars. We have entered into a series of derivative forward contracts to mitigate a portion of this foreign exchange rate exposure. These contracts have maturities through December 2012. The fair value of the forward contracts is determined by a third-party financial institution. The notional amount for foreign currency forwards increased to $18.1 million at December 31, 2011, from $4.4 million at January 1, 2011, due to additional contracts entered into in August and September 2011.

The pre-tax income/(expense) effect of derivative instruments on the Consolidated Statements of Income for the years ended December 31, 2011 and January 1, 2011 is as follows:

(in thousands)	**2011**	2010
Interest rate swaps (included in interest expense, net)	**$ (2,300)**	$ (2,503)
Foreign currency forwards (included in net revenue)	**201**	1,381
Foreign currency forwards (included in other expense, net)	**(29)**	(145)
Total net pre-tax expense from derivative instruments	**$ (2,128)**	$ (1,267)

The change in unrealized pre-tax gains/(losses) included in other comprehensive income due to fluctuations in interest rates and foreign exchange rates for the years ended December 31, 2011 and January 1, 2011 were as follows:

(in thousands)	**2011**	2010
Interest rate swaps	**$ 768**	$ 1,788
Foreign currency forwards	**(130)**	(583)
Total change in unrealized pre-tax gains from derivative instruments (effective portion)	**$ 638**	$ 1,205

The counterparty credit risk associated with our derivative instruments in an asset position is considered to be low, because we limit our exposure to strong, creditworthy counterparties.

NOTE 13. INCOME TAXES

Income tax expense for the years ended December 31, 2011, January 1, 2011 and December 26, 2009 consists of the following:

(in thousands)		2011		2010		2009
Current:						
Federal	**$**	**10,109**	$	(11,491)	$	14,457
State and other		**3,124**		(2,101)		1,275
Foreign		**1,845**		995		(257)
	$	**15,078**	$	(12,597)	$	15,475
Deferred:						
Federal	**$**	**11,787**	$	17,144	$	2,031
State and other		**(5,494)**		799		55
Foreign		**(267)**		285		742
	$	**6,026**	$	18,228	$	2,828
Income tax expense	**$**	**21,104**	$	5,631	$	18,303

Reconciliations of the federal income tax rate to our effective income tax rate for the years ended December 31, 2011, January 1, 2011 and December 26, 2009 are as follows:

	2011	2010	2009
Statutory income tax rate	**35.0%**	35.0%	35.0%
State and local income taxes, net of federal income tax benefit	**-2.5%**	-10.4%	1.5%
Net favorable foreign income taxes as a result of tax adjustments and tax rate differences	**-0.8%**	-3.9%	-0.4%
Non-deductible goodwill on sale of route businesses	**4.7%**	-	-
Other merger transaction costs	**-**	42.7%	-
Non-deductible compensation	**-**	9.6%	0.8%
Deduction for inventory contributions	**-0.3%**	-3.6%	-0.4%
Credit for research activities and propane fuel	**-2.0%**	-3.3%	-0.8%
Meals and entertainment	**0.9%**	3.6%	0.5%
Change in uncertain tax positions	**2.3%**	0.1%	-
Miscellaneous items, net	**-2.0%**	-0.8%	-1.9%
Effective income tax rate	**35.3%**	69.0%	34.3%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2011 and January 1, 2011, are presented below:

(in thousands)	2011	2010
Deferred tax assets:		
Reserves for employee compensation, deductible when paid for income tax purposes, accrued for financial reporting purposes	**$ 16,562**	$ 19,472
Reserves for insurance claims, deductible when paid for income tax purposes, accrued for financial reporting purposes	**2,495**	5,129
Other reserves, deductible when paid for income tax purposes, accrued for financial reporting purposes	**4,361**	6,203
Unrealized losses, deductible when realized for income tax purposes, included in other comprehensive income	**334**	590
Basis difference in fixed rate debt	**2,814**	2,558
Basis difference in noncurrent investments	**1,485**	2,661
Inventories, principally due to additional costs capitalized for income tax purposes	**2,218**	1,305
Net state and foreign operating loss and tax credit carryforwards	**4,023**	1,765
Total gross deferred tax assets	**$ 34,292**	$ 39,683
Less valuation allowance	**(408)**	(500)
Net deferred tax assets	**$ 33,884**	$ 39,183
Deferred tax liabilities:		
Fixed assets, principally due to differences in depreciation, net of impairment reserves	**$ (78,714)**	$ (60,779)
Intangible assets, principally due to differences in amortization and acquisition basis differences	**(126,762)**	(140,297)
Inventories, principally due to change in method of accounting for inventory	**(1,827)**	(1,872)
Prepaid expenses and other costs deductible for tax, amortized for financial reporting purposes	**(1,783)**	(2,701)
Total gross deferred tax liabilities	**$ (209,086)**	$ (205,649)
Deferred income taxes	**$ (175,202)**	$ (166,466)

As of January 1, 2011, the Company had a valuation allowance against certain state net operating losses of approximately $0.5 million. As a result of the new legal entity structure, discussed below, the Company has determined that sufficient taxable income will now be generated to utilize the existing net operating losses and accordingly, the valuation allowance against these deferred tax assets was reversed as of December 31, 2011. In 2011, we recorded a valuation allowance against certain state tax credits that we do not expect to utilize under the new legal entity structure of approximately $0.4 million.

Our effective tax rate is based on the level and mix of income of our separate legal entities, statutory tax rates, and tax planning opportunities available in the various jurisdictions in which we operate. Significant judgment is required in evaluating tax positions that affect the annual tax rate.

Income before income taxes from our Canadian operations for 2011, 2010 and 2009 was $5.9 million, $4.6 million and $1.9 million, respectively.

During 2011, the Company undertook a comprehensive restructuring of the legal entities within the Snyder's-Lance consolidated group to align the legal entity structure with the Company's business. As a result of this restructuring, our net deferred tax liability is expected to reverse at a state rate which is lower than the rate at which the liabilities were established. This resulted in a benefit recorded to our deferred state tax expense.

We adjust unrecognized tax liabilities in light of changing facts and circumstances, such as the progress of a tax audit. As of December 31, 2011, we have recorded gross unrecognized tax benefits totaling $6.1 million and related interest and penalties of $2.3 million in other noncurrent liabilities on the Consolidated Balance Sheets. Of this total amount, $6.8 million would affect the effective tax rate if subsequently recognized. We expect that certain income tax audits will be settled and various tax authorities' statutes of limitations will expire during the next twelve months resulting in a potential $1.2 million reduction of the unrecognized tax benefit amount. We classify interest and penalties associated with income tax positions within income tax expense. During both 2011 and 2010, $0.1 million of interest and penalties related to unrecognized tax benefits was recorded in income tax expense.

We have open years for income tax audit purposes in our major taxing jurisdictions according to statutes as follows:

Jurisdiction	**Open Years**
U.S. federal	2008 and forward
Canada federal	2007 and forward
Ontario provincial	2005 and forward
Massachusetts	2008 and forward
North Carolina	2006 and forward
New York	2008 and forward
Illinois	2008 and forward
Georgia	2008 and forward

A reconciliation of the beginning and ending amount of the gross unrecognized tax benefits is as follows:

(in thousands)		**Amount**
Balance at January 1, 2011	$	3,850
Additions for tax positions taken during the current period		1,817
Additions for tax positions recorded in purchase accounting		1,219
Reductions resulting from settlements		(389)
Reductions resulting from a lapse of the statute of limitations		(358)
Balance at December 31, 2011	$	6,139

NOTE 14. POSTRETIREMENT BENEFIT PLANS

We had a defined contribution retirement plan (known as the Lance, Inc. Profit-Sharing "PSR" and 401(k) Retirement Saving Plan) that covered substantially all of our Lance employees. The PSR portion of the plan provided contributions equal to 3.25% of qualified wages if a participant had less than ten years of service, and 3.5% of qualified wages if over ten years of service. The 401(k) portion of the plan provided participants with matching contributions equal to 50% of the participant contributions on the first 5% of qualified wages. We also had a defined contribution retirement plan (known as the Snyder's of Hanover, Inc. Contributory Retirement Plan - 401(k) Plan). All of Snyder's full-time and part-time employees were eligible to participate in this plan, which provided participants with matching contributions equal to 70% of the first 6% of qualified wages. Total expenses for these employee retirement plans were $11.7 million, $9.7 million and $8.7 million in 2011, 2010 and 2009, respectively.

Beginning in 2012, all Snyder's-Lance, Inc. employees will be eligible to participate in one common, company-wide defined contribution retirement plan. This 401(k) plan replaces the plans referenced above and provides participants with matching contributions equal to 100% of the first 4% of qualified wages and 50% of the next 1% of qualified wages.

Additionally, we provide supplemental retirement benefits to certain retired officers. The discounted liability recorded in other noncurrent liabilities on the Consolidated Balance Sheets was $0.1 million and $1.3 million at December 31, 2011 and January 1, 2011, respectively.

NOTE 15. COMMITMENTS AND CONTINGENCIES

We have entered into contractual agreements providing severance benefits to certain key employees in the event of a change in control. Commitments under these agreements totaled $8.7 million and $8.1 million at December 31, 2011 and January 1, 2011, respectively.

We have entered into contractual agreements providing severance benefits to certain key employees in the event of termination without cause. Commitments under these agreements were $7.5 million and $5.5 million as of December 31, 2011 and January 1, 2011, respectively. The maximum aggregate unrecognized commitment for both the change in control and severance agreements as of December 31, 2011 and January 1, 2011 was $16.2 million and $9.5 million, respectively.

We lease certain facilities and equipment under contracts classified as operating leases. Total rental expense was $22.0 million in 2011, $9.8 million in 2010 and $7.0 million in 2009.

Future minimum lease commitments for operating leases at December 31, 2011 were as follows:

(in thousands)	Amount
2012	$ 15,864
2013	13,602
2014	10,413
2015	7,060
2016	4,236
Thereafter	8,364
Total operating lease commitments	$ 59,539

We also maintain standby letters of credit in connection with our self-insurance reserves for casualty claims. The total amount of these letters of credit was $16.1 million as of December 31, 2011.

In order to mitigate the risks of volatility in commodity markets to which we are exposed, we have entered into forward purchase agreements with certain suppliers based on market prices, forward price projections, and expected usage levels. Purchase commitments for inventory totaled $184.7 million as of December 31, 2011. We currently contract from approximately three to twelve months in advance for all major ingredients and packaging.

We currently guarantee loans made to independent business operators by third party financial institutions for the purchase of distribution routes and trucks. The outstanding aggregate balance on these loans was approximately $40.6 million as of December 31, 2011. The annual maximum amount of future payments we could be required to make under the guarantee equates to 25% of the outstanding loan balance on the first day of each calendar year plus 25% of the amount of any new loans issued during such calendar year.

On January 19, 2012, a purported class action was filed in the United States District Court for the District of New Jersey by Joseph A. McPeak individually and allegedly on behalf of other similarly situated individuals against S-L Distribution Company, Inc., a subsidiary of the Company. The complaint alleges a single cause of action for damages for violations of New Jersey's Franchise Practices Protection Act. The Company is investigating this claim and cannot estimate any possible loss at this time. The Company intends to vigorously defend against this action.

In addition, we are currently subject to various lawsuits and environmental matters arising in the normal course of business. In our opinion, such claims should not have a material effect upon our consolidated financial statements taken as a whole.

NOTE 16. RELATED PARTY TRANSACTIONS

We own 51% of Patriot Snacks Real Estate, LLC ("Patriot") and consolidate its balance sheet and operating results into our consolidated financial statements. The remaining 49% is owned by an employee.

We own 80% of Michaud Distributors, Inc. ("Michaud"), which distributes our products in the northeastern United States. The remaining 20% is owned by two employees. As of December 31, 2011, we have notes receivable from stockholders and employees of Michaud of $0.3 million. The notes are unsecured, due upon demand, and bear interest at the best rate available to Michaud by its primary commercial lenders.

In 2010, as required by the Merger agreement, Snyder's split dollar life insurance policies were purchased by irrevocable trusts for $2.4 million. The grantors of these trusts are directors of the Company. There were no gains or losses realized by the Company as a result of this transaction.

ARWCO Corporation, MAW Associates, LP and Warehime Enterprises, Inc. are significantly owned or controlled by the Chairman of the Board of Snyder's-Lance, Inc. or direct family members. Among other unrelated business activities, these entities provide financing to independent business operators for the purchase of trucks and routes. We have entered into loan service agreements with these related parties that allow us to repurchase certain distribution assets in the event an independent business operator defaults on a loan with the related party. We have the right to repurchase the assets 30 days after default at the value as defined in the loan service agreement which should approximate fair market value. As of December 31, 2011, there were outstanding loans made to independent business operators by the related parties for the purchase of distribution routes and trucks with an aggregate principal balance of approximately $35.5 million. Our Chairman of the Board also serves as an officer and/or director of these entities. Transactions with these related parties are primarily related to the collection and remittance of loan payments on notes receivable held by the affiliates. We are reimbursed for certain overhead and administrative services associated with the services provided to these related parties. The receivables from, payables to and administrative fee from these entities is not significant.

One of our directors, C. Peter Carlucci, Jr., is a member of Eckert Seamans Cherin & Mellott, LLC ("Eckert"), which serves as one of our outside legal firms. There were $0.3 million in payments made to Eckert for the year ended December 31, 2011, and none for the period from December 6, 2010 to January 1, 2011.

NOTE 17. OTHER COMPREHENSIVE INCOME

Accumulated other comprehensive income presented in the Consolidated Balance Sheets as of December 31, 2011 and January 1, 2011 consists of the following:

(in thousands)	**2011**	**2010**
Foreign currency translation adjustment	**$ 14,189**	$ 15,956
Net unrealized loss on derivative instruments, net of tax	**(470)**	(852)
Accumulated other comprehensive income	**$ 13,719**	$ 15,104

Income taxes on the foreign currency translation adjustment in other comprehensive income are not recognized because the earnings are intended to be indefinitely reinvested in those operations.

NOTE 18. GEOGRAPHIC INFORMATION AND SIGNIFICANT CUSTOMERS

Geographic Information

Substantially all of our sales are to U.S. customers. Revenues are attributable to the United States and Canada based on the country in which the product is produced. Revenues by country for the years ended December 31, 2011, January 1, 2011 and December 26, 2009, are as follows:

(in thousands)	**2011**	2010	2009
Country:			
United States	**$ 1,582,967**	$ 929,653	$ 871,964
Canada	**52,069**	50,182	46,199
Net revenue	**$ 1,635,036**	$ 979,835	$ 918,163

Long-lived assets, comprised of fixed assets, goodwill, other intangible assets and other noncurrent assets, located in the United States and Canada as of December 31, 2011 and January 1, 2011, are as follows:

(in thousands)	**2011**	2010
Country:		
United States	**$ 1,021,501**	$ 1,078,422
Canada	**57,261**	60,167
Total long-lived assets	**$ 1,078,762**	$ 1,138,589

Significant Customers

Sales to our largest customer, Wal-Mart Stores, Inc., were approximately 18% of revenues in 2011, 23% of revenues in 2010 and 22% in 2009. The decrease in the percentage of total revenue attributable to Wal-Mart Stores, Inc. relative to the prior years was driven by the Merger. In addition, third-party distributors, which account for approximately 13% of sales, purchase and resell our products to customers including Wal-Mart Stores, Inc. thereby increasing our sales attributable to Wal-Mart Stores, Inc. by an amount we are unable to reasonably estimate. Accounts receivable at December 31, 2011 and January 1, 2011, included receivables from Wal-Mart Stores, Inc. totaling $24.8 million and $22.9 million, respectively.

NOTE 19. INTERIM FINANCIAL INFORMATION (UNAUDITED)

A summary of interim financial information follows:

(in thousands, except per share data)	2011 Interim Period Ended April 2 (13 Weeks)	July 2 (13 Weeks)	October 1 (13 Weeks)	December 31 (13 Weeks)
Net revenue	$ 388,471	$ 412,541	$ 421,897	$ 412,127
Cost of sales	247,299	268,904	280,892	268,012
Gross margin	141,172	143,637	141,005	144,115
Selling, general and administrative	120,905	137,134	126,816	110,412
Other expense/(income), net	39	10,145	(4,241)	(1,686)
Income/(loss) before interest and income taxes	20,228	(3,642)	18,430	35,389
Interest expense, net	2,660	2,367	3,037	2,496
Income/(loss) before income taxes	17,568	(6,009)	15,393	32,893
Income tax expense/(benefit)	6,525	(2,303)	6,608	10,274
Net income/(loss)	11,043	(3,706)	8,785	22,619
Net income/(loss) attributable to noncontrolling interests	194	142	(45)	192
Net income/(loss) attributable to Snyder's-Lance, Inc.	$ 10,849	$ (3,848)	$ 8,830	$ 22,427
Net income/(loss) per common share – basic	$ 0.16	$ (0.06)	$ 0.13	$ 0.33
Weighted average shares outstanding – basic	66,732	67,365	67,706	67,798
Net income/(loss) per common share – diluted	$ 0.16	$ (0.06)	$ 0.13	$ 0.33
Weighted average shares outstanding – diluted	68,060	67,365	68,787	68,882
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 0.16

(in thousands, except per share data)	2010 Interim Period Ended March 27 (13 Weeks)	June 26 (13 Weeks)	September 25 (13 Weeks)	January 1 (14 Weeks)
Net revenue	$ 221,617	$ 235,417	$ 237,683	$ 285,118
Cost of sales	137,742	137,982	143,062	182,229
Gross margin	83,875	97,435	94,621	102,889
Selling, general and administrative	80,420	77,682	78,416	123,111
Other expense, net	3,610	174	221	3,103
(Loss)/Income before interest and income taxes	(155)	19,579	15,984	(23,325)
Interest expense, net	860	862	841	1,358
(Loss)/Income before income taxes	(1,015)	18,717	15,143	(24,683)
Income tax (benefit)/expense	(330)	6,312	4,958	(5,309)
Net (loss)/income	$ (685)	$ 12,405	$ 10,185	$ (19,374)
Net (loss)/income per common share – basic	$ (0.02)	$ 0.39	$ 0.32	$ (0.48)
Weighted average shares outstanding – basic	31,758	31,978	32,140	40,164
Net (loss)/income per common share – diluted	$ (0.02)	$ 0.38	$ 0.31	$ (0.48)
Weighted average shares outstanding – diluted	31,758	32,502	32,672	40,164
Dividends declared per common share	$ 0.16	$ 0.16	$ 0.16	$ 3.91

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2011, January 1, 2011, and December 26, 2009

(in thousands)	Beginning Balance	Additions/(Reductions) to Expense or Other Accounts	Deductions	Ending Balance
Fiscal year ended December 31, 2011:				
Allowance for doubtful accounts	$ 2,899	402	(1,417)	$ 1,884
Deferred tax asset valuation allowance	$ 500	408	(500)	$ 408
Fiscal year ended January 1, 2011:				
Allowance for doubtful accounts	$ 972	2,649	(722)	$ 2,899
Deferred tax asset valuation allowance	$ 193	307*	-	$ 500
Fiscal year ended December 26, 2009:				
Allowance for doubtful accounts	$ 863	936	(827)	$ 972
Deferred tax asset valuation allowance	$ 199	(6)	-	$ 193

* Represents $452 assumed from merger with Snyder's, offset by $145 reduction to expense.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Snyder's-Lance, Inc.:

We have audited the accompanying consolidated balance sheets of Snyder's-Lance, Inc. (the Company) as of December 31, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule "Valuation and Qualifying Accounts." These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and January 1, 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
February 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Snyder's-Lance, Inc.:

We have audited Snyder's-Lance, Inc.'s (the Company) internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "*Management's Report on Internal Control Over Financial Reporting*." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated February 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Charlotte, North Carolina
February 27, 2012

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements or instances of fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of December 31, 2011. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management believes that we maintained effective internal control over financial reporting as of December 31, 2011.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of the end of the period covered by this report, and pursuant to Rule 13a – 15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), we conducted an evaluation under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a – 15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2011.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. See page 58 for *"Management's Report on Internal Control over Financial Reporting."* Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting. The report of the independent registered public accounting firm appears on page 56.

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Items 10 through 14 are incorporated by reference to the sections captioned Security Ownership of Principal Stockholders and Management, Proposal 1—Election of Directors, Corporate Governance, Compensation Committee Interlocks and Insider Participation, Compensation Committee Report, Equity Compensation Plan Information, Director Compensation, Executive Compensation, Related Person Transactions and Ratification of Selection of Independent Public Accounting Firm in our Proxy Statement for the Annual Meeting of Stockholders to be held on May 3, 2012 and Item X in Part I of this Annual Report captioned Executive Officers of the Registrant.

Code of Ethics

We have adopted a Code of Ethics that covers our officers and employees. In addition, we have adopted a Code of Ethics for Directors and Senior Financial Officers which covers the members of the Board of Directors and Senior Financial Officers, including the Chief Executive Officer, Chief Financial Officer, Corporate Controller and Principal Accounting Officer. These Codes are posted on our website at www.snyderslance.com.

We will disclose any substantive amendments to, or waivers from, our Code of Ethics for Directors and Senior Financial Officers on our website or in a report on Form 8-K.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1.Financial Statements

The following financial statements are filed as part of this report:

(a) 2.Financial Schedules.

Schedules have been omitted because of the absence of conditions under which they are required or because information required is included in financial statements or the notes thereto.

(a) 3.Exhibit Index.

2.1 Agreement and Plan of Merger, dated as of July 21, 2010, among Lance, Inc., Lima Merger Corp. and Snyder's of Hanover, Inc., incorporated herein by reference to Exhibit 2.1 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

2.2 Amendment No. 1 to Agreement and Plan of Merger among Lance, Inc., Lima Merger Corp. and Snyder's of Hanover, Inc., dated as of September 30, 2010, incorporated herein by reference to Exhibit 2.2 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

3.1 Restated Articles of Incorporation of Snyder's-Lance, Inc., as amended through April 17, 1998, incorporated herein by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the twelve weeks ended June 13, 1998 (File No. 0-398).

3.2 Articles of Amendment to Restated Articles of Incorporation of Snyder's-Lance, Inc., incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on December 6, 2010 (File No. 0-398).

3.3 Bylaws of Snyder's-Lance, Inc., as amended through December 6, 2010, incorporated herein by reference to Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on December 6, 2010 (File No. 0-398).

4.1 See 3.1, 3.2 and 3.3 above.

4.2 Amended and Restated Note Purchase Agreement, dated as of December 7, 2010, among the Registrant, Snyder's of Hanover, Inc., Snyder's Manufacturing, Inc. and each of the note holders named therein, incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.1 Voting Agreement, dated as of July 21, 2010, among Lance, Inc., Michael A. Warehime, Patricia A. Warehime and Charles E. Good, incorporated herein by reference to Exhibit 10.1 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.2 Standstill Agreement, dated as of July 21, 2010, among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.2 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.3 Amendment No. 1 to Standstill Agreement among Lance, Inc., Michael A. Warehime and Patricia A. Warehime, effective as of September 30, 2010, incorporated herein by reference to Exhibit 10.3 to Amendment No. 2 of the Registrant's Registration Statement on Form S-4 filed on October 21, 2010 (File No. 333-168849).

10.4 Amendment No. 2 to Standstill Agreement, dated as of September 20, 2011, among Snyder's-Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on September 23, 2011 (File No. 0-398).

10.5 Amendment No. 3 to Standstill Agreement, dated as of December 19, 2011, among Snyder's-Lance, Inc., Michael A. Warehime and Patricia A. Warehime, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 21, 2011 (File No. 0-398).

10.6 Lance, Inc. 1997 Incentive Equity Plan, as amended, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.7 Lance, Inc. 2003 Key Employee Stock Plan, as amended, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 (File No. 0-398).

10.8 Lance, Inc. 2003 Director Stock Plan, incorporated herein by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-8 filed on May 2, 2003 (File No. 333-104961).

10.9 Lance, Inc. 2007 Key Employee Incentive Plan, as amended effective May 4, 2010, incorporated herein by reference to Annex A of the Registrant's Proxy Statement filed on February 26, 2010 (File No. 0-398).

10.10 Lance, Inc. 2008 Director Stock Plan, incorporated herein by reference to Exhibit 4.8 to the Registrant's Registration Statement on Form S-8 filed on May 15, 2008 (File No. 333-150931).

10.11 Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan, as amended and restated effective January 2, 2005, incorporated herein by reference to Exhibit 4.1 to the Registrant's Post-Effective Amendment No.1 on Form S-8 to Form S-4 filed on December 8, 2010 (File No. 0-398).

10.12 Amendment No. 1 to the Snyder's of Hanover, Inc. Non-Qualified Stock Option Plan, effective as of December 6, 2010, incorporated herein by reference to Exhibit 4.2 to the Registrant's Post-Effective Amendment No.1 on Form S-8 to Form S-4 filed on December 8, 2010 (File No. 0-398).

10.13* Lance, Inc. Compensation Deferral and Benefit Restoration Plan, as amended, incorporated herein by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.14* Lance, Inc. 2010 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010 (File No. 0-398).

10.15* Lance, Inc. 2010 Three-Year Performance Incentive Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2010 (File No. 0-398).

10.16* Snyder's-Lance, Inc. 2011 Annual Performance Incentive Plan for Officers, incorporated herein by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.17* Snyder's-Lance, Inc. 2011 Three-Year Performance Incentive Plan for Officers and Key Managers, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.18* Lance, Inc. 2005 Employee Stock Purchase Plan, as amended and restated, incorporated herein by reference to Exhibit 10.14 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (File No. 0-398).

10.19* Executive Employment Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.20* Executive Employment Agreement Amendment dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.21* Amended and Restated Compensation and Benefits Assurance Agreement dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.22* Restricted Stock Unit Award Agreement dated May 11, 2005 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 16, 2005 (File No. 0-398).

10.23* Restricted Stock Unit Award Agreement Amendment dated April 27, 2006 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on May 3, 2006 (File No. 0-398).

10.24* Restricted Stock Unit Award Agreement Amendment Number Two dated April 24, 2008 between the Registrant and David V. Singer, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.25* Form of Amended and Restated Compensation and Benefits Assurance Agreement between the Registrant and each of Rick D. Puckett and Blake W. Thompson, incorporated herein by reference to Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended June 28, 2008 (File No. 0-398).

10.26* Retention and Amendment Agreement, effective as of February 21, 2011, between the Registrant and Rick D. Puckett, incorporated herein by reference to Exhibit 10.3 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.27* Severance, Release and Amendment to Compensation Benefits Assurance Agreement, dated as of August 19, 2011, between the Registrant and Blake W. Thompson, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 24, 2011 (File No. 0-398).

10.28* Form of Executive Severance Agreement between the Registrant and each of Rick D. Puckett, Blake W. Thompson and Margaret E. Wicklund, incorporated herein by reference to Exhibit 10.17 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 (File No. 0-398).

10.29* Form of Executive Severance Agreement between the Registrant and each of Carl E. Lee, Jr. and Kevin P. Henry, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011 (File No. 0-398).

10.30 Credit Agreement, dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wachovia Capital Markets, LLC and the other lenders named therein, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 26, 2006 (File No. 0-398).

10.31 First Amendment, dated March 19, 2010, to the Credit Agreement dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) and the other lenders named therein, incorporated herein by reference to Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the thirteen weeks ended March 27, 2010 (File No. 0-398).

10.32 Second Amendment, dated December 7, 2010, to the Credit Agreement dated as of October 20, 2006, among the Registrant, Tamming Foods, Ltd., Bank of America, National Association, Wells Fargo Securities, LLC (formerly Wachovia Capital Markets, LLC) and the other lenders named therein, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

10.33 Credit Agreement, dated as of December 7, 2010, among the Registrant, each of the lenders named therein, Bank of America, National Association, as administrative agent and issuing lender, and JP Morgan Chase Bank, N.A. and Manufacturers and Traders Trust Company, as co-syndication agents, incorporated herein by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on December 13, 2010 (File No. 0-398).

12 Computation of Ratio of Earnings to Fixed Charges, filed herewith.

21 List of the Subsidiaries of the Registrant, filed herewith.

23 Consent of KPMG LLP, filed herewith.

31.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

31.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a), filed herewith.

32 Certification pursuant to Rule 13a-14(b), as required by 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.

101 The following materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Income, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Stockholders' Equity and Comprehensive Income, (iv) the Consolidated Statements of Cash Flows and (v) Notes to the consolidated financial statements.

---

* Management contract.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNYDER'S-LANCE, INC.

Dated: February 27, 2012

By: /s/ David V. Singer
David V. Singer
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ David V. Singer David V. Singer	Chief Executive Officer (Principal Executive Officer) and Director	February 27, 2012
/s/ Rick D. Puckett Rick D. Puckett	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 27, 2012
/s/ Margaret E. Wicklund Margaret E. Wicklund	Vice President, Corporate Controller and Assistant Secretary (Principal Accounting Officer)	February 27, 2012
/s/ Michael A. Warehime Michael A. Warehime	Chairman of the Board of Directors	February 27, 2012
/s/ W. J. Prezzano W. J. Prezzano	Lead Independent Director	February 27, 2012
/s/ Jeffrey A. Atkins Jeffrey A. Atkins	Director	February 27, 2012
/s/ Peter P. Brubaker Peter P. Brubaker	Director	February 27, 2012

/s/ C. Peter Carlucci, Jr. C. Peter Carlucci, Jr.	Director	February 27, 2012
/s/ John E. Denton John E. Denton	Director	February 27, 2012
/s/ James W. Johnston James W. Johnston	Director	February 27, 2012
/s/ Carl E. Lee, Jr. Carl E. Lee, Jr.	President and Chief Operating Officer and Director	February 27, 2012
/s/ Dan C. Swander Dan C. Swander	Director	February 27, 2012
/s/ Isaiah Tidwell Isaiah Tidwell	Director	February 27, 2012
/s/ Patricia A. Warehime Patricia A. Warehime	Director	February 27, 2012

EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our computation of the ratio of earnings to fixed charges for the years ended as indicated:

(in thousands, except ratios)	2011	2010	2009	2008	2007
Income before income taxes	**$ 59,845**	$ 8,162	$ 53,331	$ 28,788	$ 37,732
Plus: Fixed charges	**18,049**	7,297	5,853	5,209	4,950
Income available to cover fixed charges	**$ 77,894**	$ 15,459	$ 59,184	$ 33,997	$ 42,682
Ratio of earnings to fixed charges	**4.3**	2.1	10.1	6.5	8.6
Fixed charges:					
Interest expense	**$ 10,703**	$ 4,022	$ 3,353	$ 3,162	$ 2,883
Interest portion of rent expense[1]	**7,346**	3,275	2,345	1,765	2,067
Capitalized interest	**-**	-	155	282	-
Total fixed charges	**$ 18,049**	$ 7,297	$ 5,853	$ 5,209	$ 4,950

[1] One-third of total rent expense is the portion deemed representative of the interest factor.

For the purposes of computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor.

EXHIBIT 21

SUBSIDIARIES OF SNYDER'S-LANCE, INC.

Name of Subsidiary	State/Province of Incorporation
Lanhold Investments, Inc. (1)	Delaware
Tamming Foods Ltd. (2)	Ontario
S-L Snacks Real Estate, Inc. (1)	Pennsylvania
S-L Snacks National, LLC (3)	North Carolina
S-L Distribution Company, Inc.(3)	Delaware
Michaud Distributors (10)	Maine
SOH Transportation, LLC (4)	Pennsylvania
S-L Routes, LLC (4)	Pennsylvania
Snyder's of Delaware, Inc. (4)	Delaware
Patriot Snacks Real Estate, LLC (9)	Delaware
S-L Snacks IN, LLC (5)	North Carolina
S-L Snacks PN, LLC (5)	North Carolina
S-L Snacks NC, LLC (6)	North Carolina
S-L Snacks GA, LLC (6)	North Carolina
S-L Snacks FL, LLC (5)	North Carolina
S-L Snacks MA, LLC (5)	North Carolina
S-L Snacks PA, LLC (5)	North Carolina
S-L Snacks AZ, LLC (5)	North Carolina
S-L Snacks Private Brands, LLC (5)	North Carolina
S-L Logistics, LLC (5)	North Carolina
S-L Snacks OH, LLC (5)	North Carolina
S-L Snacks TX, LLC (5)	North Carolina
S-L Snacks IA, LLC (8)	North Carolina
SOH Capital, LLC (7)	Pennsylvania
George Greer Co., Inc (4)	Rhode Island
Thompson Distributing, Inc. (3)	Missouri

(1) Snyder's-Lance, Inc. owns 100% of the outstanding voting equity securities.
(2) Subsidiary of Lanhold Investments, Inc., which owns 100% of the outstanding voting equity securities.
(3) Subsidiary of S-L Snacks Real Estate, Inc. which owns 100% of the outstanding voting equity securities.
(4) Subsidiary of S-L Distribution Company, Inc which owns 100% of the outstanding voting equity securities.
(5) Subsidiary of S-L Snacks National, LLC which owns 100% of the outstanding voting equity securities.
(6) Subsidiary of S-L Snacks PN, LLC which owns 100% of the outstanding voting equity securities.
(7) Subsidiary of S-L Snacks PA, LLC which owns 100% of the outstanding voting equity securities.
(8) Subsidiary of S-L Snacks Private Brands, LLC which owns 100% of the outstanding voting equity securities.
(9) Subsidiary of S-L Distribution Company, LLC which owns 51% of the outstanding voting equity securities.
(10) Subsidiary of S-L Snacks Real Estate, Inc. which owns 80% of the outstanding voting equity securities.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Snyder's-Lance, Inc.:

We consent to the incorporation by reference in the Registration Statements of Snyder's-Lance, Inc., No. 333-157482 on Form S-3 and No. 333-168849, No. 333-168321, No. 333-150931, No. 33-58839, No. 333-25539, No. 333-35646, No. 333-104960, No. 333-104961, No. 333-124472, and No. 333-146336 of Snyder's-Lance, Inc. on Form S-8 of our report dated February 27, 2012, with respect to the consolidated balance sheets of Snyder's-Lance, Inc. and subsidiaries as of December 31, 2011 and January 1, 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the fiscal years in the three-year period ended December 31, 2011, and the related financial statement schedule "Valuation and Qualifying Accounts," and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of Snyder's-Lance, Inc.

/s/ KPMG LLP

Charlotte, North Carolina
February 27, 2012

EXHIBIT 31.1

MANAGEMENT CERTIFICATION

I, David V. Singer, certify that:

1. I have reviewed this annual report on Form 10-K of Snyder's-Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ David V. Singer
David V. Singer
Chief Executive Officer

EXHIBIT 31.2

MANAGEMENT CERTIFICATION

I, Rick D. Puckett, certify that:

1. I have reviewed this annual report on Form 10-K of Snyder's-Lance, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2012

/s/ Rick D. Puckett

Rick D. Puckett

Executive Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Snyder's-Lance, Inc. (the "Company") on Form 10-K for the period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David V. Singer, President and Chief Executive Officer of the Company, and Rick D. Puckett, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to Snyder's-Lance, Inc. and will be retained by Snyder's-Lance, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ David V. Singer
David V. Singer
Chief Executive Officer
February 27, 2012

/s/ Rick D. Puckett
Rick D. Puckett
Executive Vice President, Chief Financial
Officer and Treasurer
February 27, 2012